Exhibit 99 1

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION 4 SELECTED FINANCIAL DATA 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS 6 RECENT DEVELOPMENTS 33 SIGNATURES 39 FINANCIAL STATEMENTS 40

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S A and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil All references to “US$,” “dollars” or “U S dollars” are to United States dollars Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: “Itaú Unibanco” means Itaú Unibanco S A , together with its consolidated subsidiaries; “Itaú BBA” means Banco Itaú BBA S A , together with its consolidated subsidiaries; “Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and “Central Bank” means the Central Bank of Brazil Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 218 to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 27, 2020, or our 2019 Form 20-F

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U S Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U S Securities Exchange Act of 1934, as amended, or the Exchange Act We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: The economic, financial and other effects of the outbreak of the 2019 novel strain of coronavirus, or COVID-19, particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus heightening many of the other risks described in the “Risk Factors” section of our 2019 Form 20-F; General economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole; Fluctuations in inflation, interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of the ongoing effects of the COVID-19 pandemic; Our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition; The duration and spread of the COVID-19 pandemic and the outbreak of diseases or similar public health threat; General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; General economic and political conditions, in particular in the countries where we operate; Government regulations and tax laws and amendments to such regulations and laws; Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; Disruptions and volatility in the global financial markets; Increases in compulsory deposits and reserve requirements;

Regulation and liquidation of our business on a consolidated basis; Obstacles for holders of our shares and ADSs to receive dividends; Failure or hacking of our security and operational infrastructure or systems; Our ability to protect personal data; Strengthening of competition and industry consolidation; Changes in our loan portfolio and changes in the value of our securities and derivatives; Losses associated with counterparty exposure; Our exposure to the Brazilian public debt; Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; The effectiveness of our risk management policy; Damage to our reputation; The capacity of our controlling stockholder to conduct our business; Difficulties during the integration of acquired or merged businesses; Effects from socio-environmental issues; and Other risk factors as set forth in our 2019 Form 20-F The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise Considering these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur Our actual results and performance could differ substantially from those anticipated in such forward-looking statements

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K All references in this Form 6-K to websites are inactive textual references and are for information only Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements Certain other amounts that appear in this Form 6-K may not sum due to rounding About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6-K is as of December 31, 2020 and 2019 and the reference dates for information derived from our statement of income are the years ended December 31, 2020 and 2019, except where otherwise indicated Our audited consolidated financial statements for the years ended December 31, 2020 and 2019, included at the end of this Form 6-K, are prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) Our audited consolidated financial statements as of December 31, 2020 and December 31, 2019 and for the years ended December 31, 2020 and 2019 were audited in accordance with Brazilian and International Standards on Auditing by PricewaterhouseCoopers Auditores Independentes, our independent auditors Such financial statements are referred to herein as our audited consolidated financial statements Please see “Note 30 – Segment Information” to our audited consolidated financial statements for further details about the main differences between our management reporting systems and our audited consolidated financial statements prepared in accordance with IFRS issued by the IASB

SELECTED FINANCIAL DATA We present below our selected financial data derived from our audited consolidated financial statements included in this Form 6-K Our audited consolidated financial statements are presented as of December 31, 2020 and for the year then ended and have been prepared in accordance with IFRS issued by the IASB Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects ” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects ”

For the years ended December 31, Income Information Variation 2020 2019 (In millions of R$, except percentages and basis points) % Operating Revenues 100,199 117,079 (14 4) Net interest income(1) 50,053 69,350 (27 8) Non-interest income(2) 50,146 47,729 5 1 Expected Loss from Financial Assets and Claims (25,980) (18,567) 39 9 Other operating income (expenses) (68,989) (67,269) 2 6 Net income attributable to owners of the parent company 18,896 27,113 (30 3) Recurring Managerial Return on Average Equity—Annualized—Consolidated (3) 14 3% 21 1% (680) bps Return on Average Equity – Annualized—Consolidated(4) 14 2% 21 8% (760) bps (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; (ii) interest, similar income and dividend of financial assets at fair value through profit or loss; (iii) interest and similar expenses; (iv) adjustments to fair value of financial assets and liabilities; and (v) foreign exchange results and exchange variations in foreign transactions (2) Includes commissions and banking fees, income related to insurance and private pension operations before claim and selling expenses and other income (3) The Recurring Managerial Return on Average Equity is obtained by dividing the Recurring Managerial Result (R$19,077 million and R$26,311 million in the years ended December 31, 2020 and 2019, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$133,403 million and R$124,436 million in the years ended December 31, 2020 and 2019, respectively) The resulting amount is multiplied by the number of periods in the year to derive the annualized rate The calculation bases of returns w ere adjusted by the dividends proposed after the balance sheet closing dates, w hich have not yet been approved at annual Stockholders’ or Board meetings (4) The return on average equity is calculated by dividing the Net Income (R$18,896 million and R$27,113 million in the years ended December 31, 2020 and 2019, respectively)by the Average Stockholders’ Equity adjusted by the dividends proposed (R$133,403 million and R$124,436 million in the years ended December 31, 2020 and 2019, respectively) This average considers the Stockholders’ Equity from the four previous quarters The quotient of this division w as multiplied by the number of periods in the year to arrive at the annual ratio The calculation bases of returns w ere adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders ‘meeting or at the Board of Directors’ meetings As of December 31, Variation Balance Sheet Information 2020 2019 (In millions of R$, except percentages and basis points) % Total assets 2,019,251 1,637,481 23 3 Total loans and finance lease operations 714,104 585,791 21 9 (-) Provision for expected loss (47,051) (36,029) 30 6 Common Equity Tier I Ratio—in % 11 5% 13 2% (170) bps Tier I Ratio—in % 13 2% 14 4% (120) bps Total Capital Ratio—in % 14 5% 15 8% (170) bps For the years ended December 31, Variation Other Information 2020 2019 % Net income per share – R$ (1) 1 94 2 78 (30 2) Weighted average number of outstanding shares—basic 9,759,614,520 9,740,145,947 0 2 Total Number of Employees 96,540 94,881 1 7 Brazil 83,919 81,691 2 7 Abroad 12,621 13,190 (4 3) Total Branches and CSBs – Client Service Branches 4,337 4,504 (3 7) ATM – Automated Teller Machines (2) 45,556 46,271 (1 5) (1) Calculated based on the w eighted average number of outstanding shares for the period (2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4 Information on the Company” in our 2019 Form 20-F The following discussion contains forward-looking statements that involve risks and uncertainties Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2019 Form 20-F In this section, we discuss the results of our operations for the year ended December 31, 2020 compared to the year ended December 31, 2019 For a discussion of the results of our operations for the year ended December 31, 2019 compared to the year ended December 31, 2018, please refer to “Item 5 – A Operating Results – Operating and Financial Review and Prospects” in our 2019 Form 20-F Results of Operations The table below presents our summarized consolidated statement of income for the years ended December 31, 2020 and 2019 The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies For more information on the products and services we offer, see “Item 4 Information on the Company” in our 2019 Form 20-F Please see our audited consolidated financial statements for further details about our Consolidated Statement of Income For the years ended December 31, Variation Summarized Consolidated Statement of Income 2020 2019 R$ million % (In millions of R$) Operating revenues 100,199 117,079 (16,880) (14 4) Net interest income(1) 50,053 69,350 (19,297) (27 8) Non-interest income(2) 50,146 47,729 2,417 5 1 Expected loss from financial assets and claims (25,980) (18,567) (7,413) 39 9 Other operating income (expenses) (68,989) (67,269) (1,720) 2 6 Net income before income tax and social contribution 5,230 31,243 (26,013) (83 3) Current and deferred income and social contribution taxes 9,834 (3,430) 13,264 (386 7) Net income 15,064 27,813 (12,749) (45 8) Net income attributable to owners of the parent company 18,896 27,113 (8,217) (30 3) (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$113,262 million and R$117,523 million in the years ended December 31, 2020 and 2019, respectively); (ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$15,716 million and R$22,760 million in the years ended December 31, 2020 and 2019, respectively); (iii) interest and similar expenses (R$(73,558) million and R$(75,958) million in the years ended December 31, 2020 and 2019, respectively); (iv) adjustments to fair value of financial assets and liabilities (R$(8,056) million and R$4,098 million in the years ended December 31, 2020 and 2019, respectively); and (v) foreign exchange results and exchange variations in foreign transactions (R$2,689 million and R$927 million in the years ended December 31, 2020 and 2019, respectively) (2) Includes commissions and banking fees, income from insurance and private pension operations before claim and selling expenses and other income For the year ended December 31, 2020 compared to December 31, 2019 As a Brazilian bank with the majority of our operations in this country, we are significantly affected by the economic, political and social conditions in Brazil Brazil’s GDP, which grew by 1 4% in 2019, is expected to decline by 4 1% for the year ended December 31, 2020, primarily due to the economic effects of the COVID-19 pandemic

Quarterly comparisons show a decline of 1 5% of Brazil’s GDP in the three-month period ended March 31, 2020 compared to the three-month period ended December 31, 2019 and a decline of 9 6% in the three-month period ended June 30, 2020 compared to the three-month period ended March 31, 2020 GDP recovered by 7 7% in the three-month period ended September 30, 2020, compared to the three-month period ended June 30, 2020, primarily due to the fiscal response, the loosening of the monetary policy and the gradual recovery of economic activity from June 2020 onward Even though the reduction in emergency assistance is expected to impact consumption in the first half of 2021, we are forecasting GDP growth of 4 0% for 2021 as we expect the recovery to gain pace with the beginning of the vaccination in Brazil The effective SELIC rate was 1 9% in August 2020 and has remained at this level as of the date of this Form 6-K Brazilian bank loans in proportion to GDP grew to 53 1% in November 2020, in comparison with 46 4% for the same month of the previous year Inflation reached 4 4% for the year ended December 31, 2020 against 4 3% for the year ended December 31, 2019 It is important to highlight that the measures adopted by the Brazilian government to deal with the COVID-19 pandemic affected the government accounts The twelve-month deficit in the balance of the country’s primary budget in 2020 was 8 9% of GDP in November, compared to deficits of 0 8% in 2019, 1 5% in 2018 and 1 7% in 2017 However, notwithstanding the challenging scenario, we believe that the ceiling on expenditures will be met in the years ahead Net income attributable to owners of the parent company decreased by 30 3% to R$18,896 million for the year ended December 31, 2020 from R$27,113 million for the same period of 2019 This result is mainly due to a 14 4% decrease in operating revenues and a 39 9% increase in expected losses from financial assets and claims The decrease in net income attributable to owners of the parent company was partially offset by a R$13,264 million increase in current and deferred income and social contribution taxes These line items are further described below: Net interest income decreased by R$19,297 million, or 27 8%, for the year ended December 31, 2020 compared to the same period of 2019, mainly due to a decrease of R$12,154 million in the adjustment to the fair value of financial assets and liabilities, especially due to the fiscal effect on the hedging instruments for our investments abroad The result of exchange rate fluctuations on our investments abroad is non-taxable, whereas revenues from our hedging instruments are taxable Accordingly, the depreciation of the real against foreign currencies, especially the U S dollar, generates losses on our hedging instruments abroad Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad This affects our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses) ” The nominal depreciation of the real against the U S dollar was 28 9% for the year ended December 31, 2020 compared to a depreciation of 4 0% for the same period of 2019 The fiscal effect on the hedging instruments for our investments abroad resulted in a loss of R$17,701 million for the year ended December 31, 2020, compared to a loss of R$2,499 million for 2019

As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income decreased by R$4,095 million for the year ended December 31, 2020 compared to 2019 o Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income decreased by 3 6% for the year ended December 31, 2020 compared to 2019 due to a R$6,365 million decrease in income from securities purchased under agreements to resell and a R$2,492 million decrease in compulsory deposits with the Central Bank, as a result of lower interest rates As of December 31, 2020, the effective SELIC rate was 1 90% per annum compared to 4 40% per annum as of December 31, 2019 While the balance of our loan portfolio increased 21 9% in this period, income from our loan portfolio decreased by 1 9% This is mainly due to: (i) lower spreads on credit products, particularly for government sponsored facilities for our micro/small and medium businesses segment, (ii) lower interest rates for working capital loans and (iii) regulatory changes, especially CMN Resolution No 4,765, which caps interest rates for checking account overdraft facilities up to 8% per month In addition, this result was partially offset by an increase of R$6,224 million in income from financial assets at fair value through other comprehensive income mainly due to exchange rate fluctuations o Interest and similar expenses decreased by 3 2% for the year ended December 31, 2020 compared to 2019, due to: (i) a decrease of R$9,783 million in securities sold under repurchase agreements, mainly as a result of the decrease of R$23,236 million in the balance of assets pledged as collateral, especially in government securities; and (ii) a decrease in our financial expenses from technical provisions for insurance and private pension plans, which amounted to an expense of R$8,121 million for the year ended December 31, 2020 compared to an expense of R$16,720 million for the year ended December 31, 2019, as a result of the decrease in the net asset value of investment fund quotas and resulting impact on private pension plans This result was partially offset by an increase in expenses from interbank market funds mainly as a result of a R$6,848 million increase in the balance of import and export financings, which was affected by exchange rate fluctuations Please see “Note 21—Interest and similar income and expense and net gain (loss)” to our audited consolidated financial statements for further details on interest and similar expenses Non-interest income increased by 5 1% to R$50,146 for the year ended December 31, 2020 compared to 2019 This increase was mainly due to a 71 4%, or R$2,957 million, increase in other income, mainly driven by the gain on the partial sale of our shares in XP Inc On December 2 and 17, 2020, we sold 4 44% and 0 07%, respectively, of our investments in XP Inc , through the public offering on the Nasdaq, giving rise to a result before taxes of R$ 3,996 million Concurrently with the sales, XP Inc completed a public offering (follow-on) which resulted in the dilution of the interest held by us, which then reached 41 00% of XP Inc ’s total capital, resulting in a gain from our investment in XP Inc primary subscription of R$ 545 million The increase in non-interest income was partially offset by a 1 2%, or R$475 million, decrease in commissions and banking fees, compared to the same period in 2019, mainly driven by a R$1,806 million decrease in revenues from credit and debit card transactions, including acquiring business, revenues from merchant discount rate, rental of equipment and prepayments, all of which decreased particularly in the first semester of 2020 due to social distancing measures adopted in response to the COVID-19 pandemic This decrease in commissions and banking fees was offset by: (i) a 15 2%, or R$382 million, increase in income from advisory and brokerage services compared to the same period in 2019, mainly due to an increase in activities in the capital markets As of December 31, 2020, we acted as underwriter on fixed income transactions in Brazil totaling R$6,936 million and we were ranked first in volume of deals by the Associação Brasileira de Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) in this segment We also provided financial advisory services for 47 M&A transactions in South America during 2020, totaling US$8,139 million in deal volume and we were ranked first place in number of deals by Dealogic; and (ii) a 10 8%, or R$614 million, increase in asset management fees from funds compared to the same period in 2019 Our assets under management increased by 14 2% in the year ended December 31, 2020 compared to 2019, representing an increase of 14 7% in income from fees generated through offerings of our own products and an increase of 11 2% in income from fees generated through our open platform The following chart shows the main components of our banking service fees for the years ended December 31, 2020 and 2019: Please see “Note 3 – Business Development” to our audited consolidated financial statements for further details on our stake in XP Inc Please see “Note 22 – Commissions and Banking Fees” to our audited consolidated financial statements for further details on banking service fees Expected Loss from Financial Assets and Claims To fully reflect the risk of our loan operations, we adopt the expected loss model for provisioning of operations since the moment they are granted, which is periodically updated according to the macroeconomic variables and specific circumstances of each of our clients In 2020, in view of the COVID-19 pandemic, the weighting for economic scenarios was increased when measuring our provision for loan losses As of December 31, 2020, our coverage ratio was 319 9% compared to a ratio of 229 5% as of December 31, 2019, as a result of the changes in the macroeconomic variables and specific circumstances of each of our clients Specifically, in 2020 we increased the provision for the expected loss of operations for clients that had not shown any signs of deterioration until the outbreak of the COVID-19 pandemic (default or downgrading of the client’s rating) The credit risk governance enabled us to quickly respond to the impacts of the COVID-19 pandemic on our loan portfolio, permitting quick access to the information required for the daily discussions and actions of the crisis management forum Our expected loss from financial assets and claims increased by R$7,413 million, or 39 9%, for the year ended December 31, 2020 compared to 2019, mainly due to an increase in expected loss with loan and lease operations of R$6,154 million for the year ended December 31, 2020 This increase is related to the changes in the macroeconomic scenario and adverse financial perspectives for individuals and companies as from the second half of March 2020, as a result of the COVID-19 pandemic In the year ended December 31, 2020, we constituted R$6,249 million in expected credit loss for our Foreign Loans—Latin American operations, mainly due to certain corporate clients in Latin America Our micro/small and medium companies expected credit loss increased by R$1,820 million, mainly due to the increase in the balance of loans operations in this segment, due to government sponsored facilities such as the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (FGI) Please see “Note 2— Significant Accounting Policies” to our audited consolidated financial statements for further details on our expected credit loss assessment Please see “Note 10— Loan and Lease operations” to our audited consolidated financial statements for further details on our loan and lease operations portfolio o Non-performing loans: We calculate our 90-day non-performing loan (“NPL”) ratio as the value of our 90-days non-performing loans to our loan portfolio As of December 31, 2020, our 90-day NPL ratio was 2 7%, a decrease of 76 basis points compared to December 31, 2019 The decrease was due to the decrease of 78 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, and the decrease of 49 basis points in the 90-day NPL ratio in respect of our companies loan portfolio, mainly due to measures of loan reprofiling offered to our clients in response to the COVID-19 pandemic The increase in the balance of renegotiated loans resulted in a decrease in the balance of our 90-day non-performing loans in the period Compared to September 30, 2020, our 90-day NPL ratio increased by 10 basis points, in the three-month period ended December 31, 2020, mainly driven by the end of the grace period of loans reprofiled in previous periods o We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-

performing loans to our loan portfolio The 15 to 90 days NPL ratio is an indicator of early delinquency As of December 31, 2020, our 15 to 90 days NPL ratio was 1 8% a decrease of 50 basis points when compared to December 31, 2019 In this period there was an increase of 9 basis points in the 15 to 90-day NPL ratio in respect of our companies loans portfolio The 15 to 90-day NPL ratio for our individuals loan portfolio decreased by 96 basis points due to the reprofiling offered to our clients in response to the COVID-19 pandemic The increase in the balance of renegotiated loans resulted in a decrease in the balance of our 15 to 90-day non-performing loans in the period compared to 2019 In the three-month period ended December 31, 2020, we had an increase of 47 basis points in our 15 to 90-day non-performing loans for companies mainly driven by the end of the grace period of loans reprofiled in previous periods As of December 31, 2020, our reprofiled loan portfolio was R$50 8 million, a decrease of 5 0% when compared to September 30, 2020 We believe that this growth deceleration of the reprofiled loan portfolio is directly linked to the improvement in the macroeconomic environment, which decreased the demand for this relief program Further, by the end of December 31, 2020, 96 1% of the grace periods relating to the reprofiled loan portfolio had expired, of which 82 6% were performing (8 3% of the amount outstanding under the non-performing reprofiled loan portfolio was delinquent between 15 and 90 days and 5 2% were delinquent for more than 90 days) The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2019 through to December 31, 2020:

o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans As of December 31, 2020, our coverage ratio was 319 9% compared to a ratio of 229 5% as of December 31, 2019 This increase was mainly due to decrease in the balance of non-performing loans over 90 days overdue, driven by the loan portfolio reprofiling and the provisioning recognized due to the change in the macroeconomic scenario as from the second half of March, which was captured by our expected loss provisioning model In the three-month period ended December 31, 2020, our coverage ratio decreased 1,934 basis points due to an increase in non-performing loans past 90 days overdue, driven by the end of the grace period of loans reprofiled in previous periods The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2019 through December 31, 2020: Other Operating Income (Expenses) increased by 2 6% to an expense of R$68,989 million for the year ended December 31, 2020 from an expense of R$67,269 million for 2019 mainly due to the following non-recurring events: (i) the goodwill and intangible assets impairment recorded by Itaú Corpbanca of R$5,906 million; (ii) a donation of R$1,047 million made to Todos pela Saúde (All for Health) and (iii) an increase of R$2,385 million in personnel expenses due to our 2019 Voluntary Severance Program Todos pela Saúde is an initiative created by us in April 2020 to combat the effects of the COVID-19 pandemic on the Brazilian society Disregarding the non-recurring events discussed above, our operating income (expenses) decreased by 2 3% to an expense of R$57,254 million for the year ended December 31, 2020 from an expense of R$58,627 million for 2019, mainly due to: (i) a R$872 million decrease in personnel expenses due to a reduced number of employee terminations, which were suspended from March through September 2020, due to measures implemented to address the impacts of the COVID-19 pandemic In addition, our expenses with profit sharing were reduced as a result of the challenging macroeconomic scenario, due to the COVID-19 pandemic, which resulted in lower profits This result was partially offset by: (a) an increase in compensation, mainly due to an increase in the total number of employees, particularly information technology professionals, and (b) the negotiation of the collective bargaining labor agreement, which provided for a 1 5% salary increase and a R$2,000 bonus paid to employees in Brazil in September 2020; (ii) a R$567 million decrease in credit card selling expenses, related to REDE’s accreditation and reduction in expenses with credit card brands, due to reduced economic activity, as a result of the social distancing measures adopted in relation to the COVID-19 pandemic, and; (iii) a R$55 million decrease in administrative expenses, particularly reduced data processing and telecommunications, advertising, promoting and publicity expenses, and travel and transportation expenses, due to reduced commuting and remote working arrangements adopted during the COVID-19 pandemic Please see “Note 23—General and Administrative Expenses” to our audited consolidated financial statements for further details Current and deferred income and social contribution taxes amounted to a gain of R$9,834 million for the year ended December 31, 2020, from an expense of R$3,430 million for 2019 This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income,” which amounted to a loss of R$16,097 million for the year ended December 31, 2020 compared to a loss of R$2,281 million for 2019 Disregarding this fiscal effect, current and deferred income and social contribution taxes increased by 9 7% for the year ended December 31, 2020 compared to 2019 In 2019, fiscal authorities temporarily decreased the recognition rate for income and social contribution taxes to 40% However, as from March 1, 2020, the recognition rate was increased again to 45% The increase in the recognition rate was partially offset by: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details

Basis for Presentation of Segment Information

We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is not prepared in accordance with IFRS issued by the IASB but based on accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.

Non-recurring events correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which, relevant events are either not related to our core operations or are related to previous fiscal years. The impairment of goodwill and intangible assets recorded by Itaú Corpbanca, the donation made to "*Todos pela Saúde*" and our 2019 voluntary severance program are non-recurring events and, as such, do not impact the results and analysis regarding our segment information below.

For more information on our segments, see "Item 4. Information on the Company" in our 2019 Form 20-F and "Note 30 – Segment Information" to our audited consolidated financial statements.

We present below the summarized results from our operating segments from January 1, 2020 to December 31, 2020:

Summarized Consolidated Statement of Income from January 1, 2020 to December 31, 2020[1]	Retail Banking (a)	Wholesale Banking (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated[2]
			(In millions of R$)			
Operating revenues	72,680	32,187	9,918	114,785	(14,586)	100,199
Cost of Credit	(21,247)	(8,968)	6	(30,209)	5,583	(24,626)
Claims	(1,345)	(8)	-	(1,353)	(1)	(1,354)
Other operating income (expenses)	(40,221)	(16,133)	(650)	(57,004)	(11,985)	(68,989)
Income tax and social contribution	(3,071)	(1,893)	(3,099)	(8,063)	17,897	9,834
Non-controlling interest in subsidiaries	(175)	601	(46)	380	3,452	3,832
Net income	**6,621**	**5,786**	**6,129**	**18,536**	**360**	**18,896**

(1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Banking", "(b) Wholesale Banking" and "(c) Activities with the Market + Corporation".
The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.
The IFRS consolidated column is the total result of our three segments plus adjustments.
(2) Net income presented refers to "net income attributable to owners of the parent company".

The following discussion should be read in conjunction with our audited consolidated financial statements, especially "Note 30 – Segment Information." The adjustments column shown in this note shows the effects of the

15

differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our audited consolidated financial statements in IFRS Year ended December 31, 2020 compared to the year ended December 31, 2019 (a) Retail Banking This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies) It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2020 and 2019: For the years ended Variation Summarized Consolidated Statement of December 31, Income—Retail Banking 2020 2019 R$ million % Operating revenues 72,680 79,227 (6,547) (8 3) Interest margin 41,818 46,764 (4,946) (10 6) Non-interest income (1) 30,861 32,463 (1,601) (4 9) Cost of credit and claims (22,593) (17,278) (5,314) -Other operating income (expenses) (40,221) (41,430) 1,209 (2 9) Income tax and social contribution (3,071) (7,095) 4,024 -Non-controlling interest in subsidiaries (175) (198) 24 (11 9) Net income 6,621 13,226 (6,605) (49 9) (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues Net income from Retail Banking decreased by 49 9%, to R$6,621 million for the year ended December 31, 2020 from R$13 226 million for the same period of 2019 These results are explained as follows: Operating revenues: decreased by 8 3% for the year ended December 31, 2020 compared to the same period of 2019, due to: (i) a decrease of 10 6% in interest margin driven by an increase in credit products that command lower spreads, especially in government sponsored facilities to our micro/small and medium businesses segment; and lower interest rates for working capital loans, and (ii) a decrease of 4 9% in non-interest income, especially due to reduced revenues from credit and debit cards fees, resulting from a reduction in the volume of credit and debit cards transactions since the second half of March 2020, due to social distancing measures adopted in response to the COVID-19 pandemic Cost of credit and claims increased by R$5,314 million for the year ended December 31, 2020 compared to 2019, 16 mainly due to the change in the macroeconomic scenario and the adverse financial perspectives for individuals and companies as from the second half of March 2020, as a result of the COVID-19 pandemic Other operating income (expenses) decreased by R$1,209 million for the year ended December 31, 2020 compared to the same period in 2019, mainly due to a decrease in personnel expenses as a result of a reduction in employee terminations, which were suspended from March through September 2020, due to measures implemented to address the impacts of the COVID-19 pandemic In addition, we incurred reduced profit-sharing expenses as a result of the challenging macroeconomic scenario This result was partially offset by: (i) an increase in compensation, mainly due to an increase in the total number of employees, particularly information technology professionals, and (ii) the negotiation of the collective bargaining labor agreement, which provided for a 1 5% salary increase and a R$2,000 bonus paid to employees in Brazil in September 2020 Income tax and social contribution for this segment, as well as for the Wholesale Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment As discussed above under “Net income attributable to owners of the parent company—Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes decreased mainly as a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution (b) Wholesale Banking This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Banking segment for the years ended December 31, 2020 and 2019:

For the years ended Variation Summarized Consolidated Statement of Income -December 31, Wholesale Banking 2020 2019 R$ million % (In millions of R$) Operating revenues 32,187 30,650 1,537 5 0 Interest margin 19,883 18,778 1,105 5 9 Non-interest income (1) 12,304 11,872 432 3 6 Cost of credit and claims (8,976) (2,141) (6,835) -Other operating income (expenses) (16,133) (15,403) (730) 4 7 Income tax and social contribution (1,893) (3,856) 1,963 -Non-controlling interest in subsidiaries 601 (444) 1,045 (235 3) Net income 5,786 8,806 (3,020) (34 3) (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues Net income from Wholesale Banking decreased 34 3% to R$5,786 million for the year ended December 31, 2020 from R$8,806 million for the same period of 2019 These results are explained as follows: Operating revenues: increased by R$1,537 million, or 5 0%, for the year ended December 31, 2020 compared to the same period of 2019, due to: (i) an increase of 5 9% in the interest margin, driven by a 33 5% increase in the balance of our corporate loan portfolio (credit origination by aggregate amount of loans increased by 51 7%), mainly due to an increase in working capital, vehicle and export/import financings Due to the COVID-19 pandemic and the resulting economic crisis, demand for liquidity by companies increased; and (ii) an increase of 3 6% in non-interest income, especially due to: (a) revenues from asset management fees, which increased by 10 8%; and (b) income from advisory and brokerage services, which increased by 15 2%, mainly due to increased activity in the capital markets As of December 31, 2020, we acted as underwriter on fixed income transactions in Brazil totaling R$6,936 million and were ranked first in volume of deals by the ANBIMA in this segment We also provided financial advisory services for 47 M&A transactions in South America, totaling US$ 8,139 million and were ranked first place in number of deals by Dealogic Cost of credit and claims increased by R$6,835 million for the year ended December 31, 2020 compared to the same period of 2019, mainly due to changes in the macroeconomic scenario and the adverse financial perspectives of companies as from the second half of March 2020 as a result of the COVID-19 pandemic, during which we recorded a provision for loan losses and impairment charges in our portfolio of corporate securities in Brazil of R$498 million, compared to the same period of 2019, in which we recorded a reversal of R$1,547 million in provisions for loan losses and impairment charges Income tax and social contribution for this segment, as well as for the Retail Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution (c) Activities with the Market + Corporation (formerly Trading & Institutional) This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the years ended December 31, 2020 and 2019: For the years ended Variation Summarized Consolidated Statement of Income -December 31, Activities with the Market + Corporation 2020 2019 R$ million % (In millions of R$) Operating revenues 9,918 9,913 6 0 1 Interest margin 8,394 9,088 (694) (7 6) Non-interest income (1) 1,524 825 699 84 7 Cost of credit and claims 6 0 6 -Other operating income (expenses) (650) (987) 337 (34 2) Income tax and social contribution (3,099) (2,545) (554) -Non-controlling interest in subsidiaries (46) (51) 5 (9 8) Net income 6,129 6,331 (202) (3 2) (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues Net income from Activities with the Market + Corporation decreased 3 2%, or 202 million, for the year ended December 31, 2020 from 2019 We recorded a reduction in investments abroad, which were partially offset by earnings from other companies Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution Balance Sheet We present below our summarized balance sheet as of December 31, 2020 and 2019 Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet As of December 31, Variation Summarized Balance Sheet—Assets 2020 2019 R$ million % (In millions of R$) Cash 46,224 30,367 15,857 52 2 Financial assets at amortized cost 1,275,799 1,101,892 173,907 15 8 Compulsory deposits in the Central Bank of Brazil 90,059 91,248 (1,189) (1 3) Interbank deposits, securities purchased under agreements to resell and 425,432 366,130 59,302 16 2 securities at amortized cost Loan and lease operations portfolio 714,104 585,791 128,313 21 9 Other financial assets(1) 93,255 94,752 (1,497) (1 6) (-) Provision for Expected Loss (47,051) (36,029) (11,022) 30 6 Financial assets at fair value through other comprehensive income 109,942 76,660 33,282 43 4 Financial assets at fair value through profit or loss 465,581 322,929 142,652 44 2 Investments in associates and join ventures, Fixed assets, Goodwill and 55,610 56,673 (1,063) (1 9) Intangible assets, assets held for sale and other assets Tax assets 66,095 48,960 17,135 35 0 Total assets 2,019,251 1,637,481 381,770 23 3 (1) Other assets includes Interbank deposits; Securities purchased under agreements to resell; Securities; and Other financial assets December 31, 2020 compared to December 31, 2019 Total assets increased by R$381,770 million, or 23 3%, as of December 31, 2020 compared to the same period in 2019, mainly due to an increase in financial assets at fair value through profit or loss and in our loan and lease operations portfolio This result was partially offset by an increase in provisions for expected losses These results are further described below: Financial assets at fair value through profit or loss increased by R$142,652 million, or 44 2%, as of December 31, 2020 compared to December 31, 2019, mainly due to: (i) a R$107,996 million increase in securities at fair value through profit or loss, especially in Brazilian government securities, which increased by R$66,274 million; and (ii) a R$34,650 million increase in the balance of derivatives, both for our own hedge strategy and clients’ operations This increase in the balance of derivatives is related to increased market volatility following the uncertainties brought by changes in the macroeconomic scenario due to the COVID-19 pandemic Please see “Note 5 – Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss —Securities” and “Note 6 – Derivatives” to our audited consolidated financial statements for further details Loan and lease operations portfolio increased by R$128,313 million, or 21 9%, as of December 31, 2020, compared to December 31, 2019, mainly due to the following increases: (i) 34 4% in our micro/small and medium businesses loan portfolio (credit origination by aggregate amount of loans increased by 24 0%), mainly due to an increase in working capital loans, due to government sponsored facilities such as the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (FGI) These government initiatives aim to guarantee financial resources for micro and small enterprises to enable them to maintain their activities during the COVID-19 pandemic and the resulting economic crisis (ii) 33 5% in our corporate loan portfolio (credit origination by aggregate amount of loans increased by 51 7%), mainly due to working capital loans, vehicle and export/import financings Due to the COVID-19 pandemic and the resulting economic crisis, demand for liquidity by companies increased (iii) 31 5% in our Latin America loan portfolio as a result of exchange rate fluctuations; and (iv) 6 2% in our individuals loan portfolio mainly due to increases of 22 8% in vehicle loans and 19 7% in mortgage loans Credit origination in our individuals loan portfolio increased by 14 1% in the same period compared to 2019 This result was partially offset by the decrease of 5 0% in our credit cards portfolio, especially due to the reduction of the volume of credit cards transactions in the first semester of 2020, due to social distancing measures adopted in response to the COVID-19 pandemic As of December 31, Variation Loan and Lease Operations, by asset type 2020 2019 R$ million % (In millions of R$) Individuals 255,483 240,490 14,993 6 2 Credit card 87,073 91,676 (4,603) (5 0) Personal loan 35,346 34,892 454 1 3 Payroll loans 55,508 49,608 5,900 11 9 Vehicles 23,290 18,968 4,322 22 8 Mortgage loans 54,266 45,346 8,920 19 7 Corporate 134,521 100,789 33,732 33 5 Micro/Small and Medium Businesses 121,955 90,733 31,222 34 4 Foreign Loans Latin America 202,145 153,779 48,366 31 5 Total Loan operations and lease operations portfolio 714,104 585,791 128,313 21 9 Please see “Note 10—Loan and Lease Operations” to our audited consolidated financial statements for further details Interbank deposits, securities purchased under agreements to resell and securities at amortized cost increased by R$59,302 million, or 16 2% as of December 31, 2020 compared to December 31, 2019, mainly due to the following increases: (i) R$41,513 million in securities purchased under agreements to resell; (ii) R$21,056 million in interbank deposits impacted by exchange rate variation Please see “Note 4—Interbank Deposits and Securities Purchased Under Agreements to Resell” and “Note 9—Financial Assets at Amortized Cost – Securities” to our audited consolidated financial statements for further details Financial assets at fair value through other comprehensive income increased by R$33,282 million, or 43 4% as of December 31, 2020 compared to December 31, 2019, mainly due to (i) an increase of R$17,217 million in Brazilian government securities, due to increased demand for liquidity, and (ii) a R$13,831 million increase in the balance of government securities – abroad, especially in Chile which increased by R$10,443 million, compared to 2019, due to higher demand for liquidity Please see “Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities” to our audited consolidated financial statements for further details

Tax assets increased by R$17,135 million, or 35 0% as of December 31, 2020, compared to December 31, 2019, due to (i) the impact of the fiscal hedge from our investments abroad and (ii) increases in provisions for expected loss in the period Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details We present below our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2020 and 2019 Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet Summarized Balance Sheet—Liabilities and As of December 31, Variation Stockholders’ Equity 2020 2019 R$ million % (In millions of R$) Financial Liabilities 1,579,686 1,211,999 367,687 30 3 At Amortized Cost 1,495,641 1,159,830 335,811 29 0 Deposits 809,010 507,060 301,950 59 5 Securities sold under repurchase agreements 273,364 256,583 16,781 6 5 Interbank market funds, Institutional market funds and 413,267 396,187 17,080 4 3 other financial liabilities At Fair Value Through Profit or Loss 79,653 48,029 31,624 65 8 Provision for Expected Loss 4,392 4,140 252 6 1 Provision for insurance and private pensions 221,000 218,334 2,666 1 2 Provisions 19,819 21,454 (1,635) (7 6) Tax liabilities 5,710 7,891 (2,181) (27 6) Other liabilities 38,511 28,338 10,173 35 9 Total liabilities 1,864,726 1,488,016 376,710 25 3 Total stockholders’ equity attributed to the owners of the 142,993 136,925 6,068 4 4 parent company Non-controlling interests 11,532 12,540 (1,008) (8 0) Total stockholders’ equity 154,525 149,465 5,060 3 4 Total liabilities and stockholders’ equity 2,019,251 1,637,481 381,770 23 3 Total liabilities and stockholders’ equity increased by R$381,770 million, or 23 3% as of December 31, 2020 compared to December 31, 2019, mainly due to an increase in deposits, securities sold under repurchase agreements, interbank and institutional market debt and financial liabilities at fair value through profit and loss These results are detailed as follows: Deposits increased by 59 5% as of December 31, 2020 compared to December 31, 2019, mainly due to an increase of R$214,068 million in time deposits, R$52,499 million in demand deposits and R$34,912 million in saving deposits These increases are mainly associated with the inflow of resources from our clients into the Retail Banking and Wholesale Banking segments as from the second half of March 2020 This inflow resulted from our strategy to offer fixed income products (such as bank deposit certificates) combined with a stronger demand from our clients for lower risk investments and products with higher liquidity Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details Interbank and Institutional market funds and other financial liabilities increased by R$17,080 million, or 4 3%, as of December 31, 2020 compared to December 31, 2019, mainly due to the following increases:

(i) R$18,761 million in obligations on securities issued abroad, including the issuance of US$1,500 million of Senior Notes in January 2020 (equivalent to approximately R$6,404 million, as of January 31, 2020); (ii) R$15,454 million in subordinated debt, including the issuance of US$690 million of Tier 1 Subordinated Notes in February 2020 (equivalent to approximately R$3,149 million, as of February 28, 2020); and (iii) R$6,848 million in import and export financings These items were also directly affected by exchange rate fluctuations This increase was partially offset by a R$21,844 million reduction in financial bills and a R$6,919 million reduction in agribusiness credit bills, as of December 31, 2020 compared to December 31, 2019, mainly due to the maturity of these bills Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited consolidated financial statements for further details Securities sold under repurchase agreements increased by R$16,781 million, or 6 5%, as of December 31, 2020 compared to December 31, 2019, mainly due to a R$28,651 million increase in securities with right to sell or repledge the collateral and R$11,366 million increase in assets received as collateral This result was partially offset by a decrease of R$23,236 million in assets pledged as collateral, especially government securities Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited consolidated financial statements for further details Financial liabilities at fair value through profit and loss increased by R$31,624 million, or 65 8%, as of December 31, 2020, compared to December 31, 2019, mainly due to a R$31,677 million increase in the balance of derivatives, both for our proprietary hedging strategy and that for our clients’ operations This increase is related to increased market volatility resulting from the COVID-19 pandemic Please see “Note 6 – Derivatives” to our audited consolidated financial statements for further details Total Stockholders’ equity increased by R$5,060 million, or 3 4%, as of December 31, 2020 compared to December 31, 2019, mainly due to R$15,064 million net income in the period which was partially offset by the distribution of R$9,811 million in dividends and interest on capital

Capital Management Key Indicators Our Board of Directors is the main body responsible for our capital management, and for approving our capital management policies and guidelines regarding our capitalization level It is also responsible for approving the ICAAP (Internal Capital Adequacy Assessment Process) report, a process which is intended to assess our capital adequacy At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors In compliance with CMN and Central Bank regulations, we have implemented a capital management structure and ICAAP, taking a prospective stance in relation to capital management In addition, we have a Recovery Plan, which is a report that aims at defining how to reestablish adequate levels of capital and liquidity in response to stress situations Requirements and Capital Composition Our minimum capital requirements are expressed as ratios of the capital available, or the Total Capital, and the risk-weighted assets, or RWA These ratios follow the set of resolutions and circulars disclosed by the Central Bank that implemented, in Brazil, the global capital requirement standards known as Basel III The Total Capital is the sum of three items, as shown below:

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks The minimum Total Capital ratio required is 8 0% as from January 1st, 2019 The Central Bank rules call for Additional Capital Buffers, or ACP, corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time, as provided for CMN Resolution 4,193 of March 1, 2013 as amended (“CMN Resolution 4,193”) The amount of each component and the minimum regulatory requirements are provided for in CMN Resolution 4,193, as amended According to CMN Resolution 4,193, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions: RWACPAD – Credit Risk: calculated using standardized approach; RWAMINT – Market Risk: made up of the maximum between the internal model and 80% of the standardized model; and RWAOPAD – Operational Risk: calculated using standardized approach Capital Adequacy Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios

As of December 31, 2020 2019 (In R$ million, except percentages) Available capital (amounts) Common Equity Tier I (CET I) 119,960 117,328 Tier I 137,157 128,696 Total capital 151,244 140,596 Risk-weighted assets (amounts) Total risk-weighted assets (RWA) 1,042,207 891,300 Risk-based capital ratios as a percentage of RWA Common Equity Tier I ratio (%) 11 5% 13 2% Tier I ratio (%) 13 2% 14 4% Total capital ratio (%) 14 5% 15 8% Additional CET I buffer requirements as a percentage of RWA Capital conservation buffer requirement (%) (1) 1 25% 2 5% Countercyclical buffer requirement (%) 0 0% 0 0% Bank G-SIB and/or D-SIB additional requirements (%) 1 0% 1 0% Total of bank CET I specific buffer requirements (%) 2 25% 3 5% (1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2 5% The countercyclical capital buffer is fixed by the Financial Stability Committee and currently is set to zero Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia (consórcios), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards As of December 31, 2020, our Total Capital reached R$151,244 million, an increase of R$10,648 million compared to December 31, 2019 Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 14 5%, as of December 31, 2020, a decrease of 1 3% compared to 15 8% as of December 31, 2019, mainly due to the foreign exchange rate impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk weighted assets, partially offset by net income in the period and the issuance of Tier I and Tier II debts Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank On December 31, 2020, our Fixed Assets Ratio reached 24 0%, which presents a buffer of R$39,274 million

Our Tier I ratio increased 80 basis points in relation to September 30, 2020 mainly due to net income in the period, including the result from the sale of part of our shares in XP Inc and the decrease in credit risk weighted assets Please see “Note 32 – Risk and Capital Management” of our audited consolidated financial statements in IFRS for further details about regulatory capital Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows We present below a discussion of our LCR for the three-month period ended December 31, 2020 and our NSFR as of December 31, 2020 Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress We calculate our LCR according to the methodology established in Central Bank Circular No 3,749/2015 We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%

Three-month periods ended December 31, 2020 2019 Liquidity Coverage Ratio Total Weighted Value (average) (In millions of R$) Total High Liquidity Assets (HQLA)1 343,174 170,004 Cash Outflows2 309,652 225,349 Cash Inflows3 133,297 111,313 Total Net Cash Outflows 176,355 114,035 LCR% 194 6% 149 1% (1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk (2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749 (3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749 Our average LCR as of December 31, 2020 was 194 6% and, accordingly, above Central Bank requirements Net Stable Funding Ratio The NSFR measures long-term liquidity risk It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario We calculate our NSFR according to the methodology established in Central Bank Circular No 3,869/2017 The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100% As of December 31, 2020 2019 Net Stable Funding Ratio Total Ajusted Value (In millions of R$) Total Available Stable Funding (ASF)¹ 956,033 733,242 Total Required Stable Funding (RSF)² 758,907 599,963 NSFR (%) 126 0% 122 2% (1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017 (2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017 As of December 31, 2020, our ASF totaled R$956 0 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$758 9 billion, particularly due to loans and financing with Wholesale Banking and Retail Banking customers, central governments and transactions with central banks

As of December 31, 2020, our NSFR was 126.0% and, accordingly, above Central Bank requirements.

5B. Liquidity and Capital Resources

Our Board of Directors determines our policy regarding liquidity risk management and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML (*Comitê Superior de Risco de Mercado e Liquidez*), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group's liquidity profile, within the parameters set by our Board of Directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries outside of Brazil. Our Brazilian operations include financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each of our subsidiary has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by our senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases).

CMN regulations establish capital conservation and countercyclical buffers for Brazilian financial institutions such as ourselves, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2020, 2019 and 2018:

Operational Liquidity Reserve	As of December 31,			2020 Average
	2020	2019	2018	Balance(1)
		(In millions of R$)		
Cash	46,224	30,367	37,159	41,061
Securities purchased under agreements to resell – Funded position (2)	44,743	26,797	45,335	37,361
Unencumbered government securities (3)	232,245	115,774	74,760	178,124
Operational liquidity reserve	**323,212**	**172,938**	**157,254**	**256,546**

(1) Average calculated based on audited interim financial statements.

(2) Net of R$ 11,119 (R$8,544 at 12/31/2019 and R$5,120 at 12/31/2018), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.

(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Our management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

29

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML These limits aim at ensuring that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events These limits are revised periodically, based on the projection of cash needs in atypical market situations (i e , stress scenarios) Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets Particularly in 2020, a year with unusual volatility in the global financial markets, we had a significant improvement in the reserve and liquidity indicators This improvement was due to the increase in our retail and wholesale funding and also to the liquidity measures conducted by central banks Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details about funding We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and senior notes, through cash purchases in the open market purchases, privately negotiated transactions or otherwise Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors Notes repurchased may be held, cancelled or resold and any resale thereof will need to comply with applicable requirements or exemptions under the relevant securities laws Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements Up to December 31, 2020, none of these events, including any events of default or failure to satisfy financial covenants, have occurred Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit (Certificado de Depósito Interbancário) These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations For more information on our dividend policy, see “Item 8A Consolidated Statements and Other Financial Information – Stockholders’ Payment” Capital Expenditures For the Year Ended December 31, Variation Capital Expenditures 2020 2019 2018 2020-2019 2019-2018 (In millions of R$, except percentages) Fixed Assets 1,716 1,621 1,483 95 5 9% 138 9 3% Fixed assets under construction 457 473 474 (16) (3 4)% (1) (0 2)% Land and buildings 38 52—(14) (26 9)% 52 -Leasehold improvements 39 60 35 (21) (35 0)% 25 71 4% Furniture and equipment, installations and data processing systems 1,112 946 845 166 17 5% 101 12 0% Other 70 90 129 (20) (22 2)% (39) (30 2)% Intangible Assets 3,591 2,691 1,381 900 33 4% 1,310 94 9% Goodwill 287—8 287—(8) -Association for the promotion and offer of financial products and services — 1 — (1) -Software acquired and internally developed software 2,763 1,976 964 787 39 8% 1,012 105 0% Other intangibles 541 715 408 (174) (24 3)% 307 75 2% Total 5,307 4,312 2,864 995 23 1% 1,448 50 6% Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our audited consolidated financial statements for details about our capital expenditures Capitalization The table below presents our capitalization as of December 31, 2020 The information described is derived from our audited consolidated financial statements as of and for the year ended December 31, 2020 As of the date of this Form 6-K, there has been no material change in our capitalization since December 31, 2020

As of December 31, 2020 Capitalization R$ US$ (1) (In millions, except percentages) Current liabilities Deposits 511,015 98,335 Securities sold under repurchase agreements 225,182 43,332 Structured notes 11 2 Derivatives 36,465 7,017 Interbank market funds 94,921 18,266 Institutional market funds 19,339 3,721 Other financial liabilities 112,745 21,695 Provision for insurance and private pension 3,063 589 Provisions 5,927 1,141 Tax liabilities 2,878 554 Other Non-financial liabilities 35,248 6,783 Total 1,046,794 201,435 Long-term liabilities Deposits 297,995 57,343 Securities sold under repurchase agreements 48,182 9,272 Structured notes 132 25 Derivatives 43,040 8,282 Interbank market funds 61,114 11,760 Institutional market funds 118,969 22,893 Other financial liabilities 6,184 1,190 Provision for insurance and private pension 217,937 41,939 Provision for Expected Loss 4,392 845 Provisions 13,892 2,673 Tax liabilities 2,411 464 Other Non-financial liabilities 3,263 628 Total 817,511 157,314 Income tax and social contribution—deferred 421 81 Non-controlling interests 11,532 2,219 Stockholders’ equity attributed to the owners of the parent company (2) 142,993 27,516 Total capitalization (3) 2,019,251 388,565 BIS ratio (4) 14 5% (1) Convenience translation at 5 1967 reais per U S dollar, the exchange rate in effect on December 31, 2020 5 1967 (2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,801,324,161 preferred shares, all of which are fully paid For more information regarding our share capital see Note 19 to our audited consolidated financial statements as of and for the period ended December 31, 2020 (3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity (4) Calculated by dividing total regulatory capital by risk weight assets E Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13—Fixed assets,” “Note 14—Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, 1 1 – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – 1 4 – Maximum Exposure of Financial Assets to Credit Risk” to our audited consolidated financial statements

RECENT DEVELOPMENTS Extraordinary General Stockholders’ Meeting of January 31, 2021 At the Extraordinary General Stockholders’ Meeting held on January 31, 2021, our shareholders voted in favor of a corporate reorganization in order to transfer the business line related to our interest in XP Inc ’s capital to a new company that will be named XPart S A XPart S A will be constituted by a portion of the investment currently held by us in XP Inc and cash in the amount of R$10 million The completion of this transaction is subject to regulatory approval to be obtained by our controlling shareholders The percentage of XP Inc ’s capital to be held by XPart S A will be 40 52%, totaling R$9,371 million on the base date of December 31, 2020 Our stockholders will then hold an ownership interest in XPart S A , following the completion of the transaction After registration as a publicly held company and authorization to list securities issued by XPart S A , the ownership interest in XPart S A will be distributed to our shareholders The shares issued by XPart S A will be attributed to our stockholders in the same number, type and proportion of the shares previously held by them in Itaú Unibanco Holding Environmental, Social and Governance Responsibility Developments Sustainability Finance Framework Sustainability is embedded in our corporate strategy through a consolidated governance structure and it is integrated into our business, which allows us to incorporate environmental and social issues into daily activities and processes across the entire Itaú Unibanco Group Long-term strategic decisions on sustainability are discussed on an annual basis by our Board of Directors, at the annual meeting of the Strategy Committee (composed of members of the Board of Directors), and twice a year at the meetings of our Executive Committee In January 2021, we established a Sustainability Finance Framework (the “Framework”) to allow us to contribute to the development of sustainable financing solutions, with the objective of raising funds for new and existing projects with environmental or social benefits We are committed to increasing (i) the financing for positive impact sectors; (ii) the inclusion of environmental, social and governance issues in investment decisions; (iii) the financial inclusion of micro, small and medium entrepreneurs; and (iv) the access to financial services and offer tools and content that support healthier financial decisions The eligibility criteria have been developed in alignment with the four core components of the Green Bond Principles, 2018 (the “GBP”), Social Bond Principles 2018 (the “SBP”) and Sustainability Bond Guidelines (“SBG”) administered by the International Capital Markets Association (ICMA) – use of proceeds, process for project evaluation and selection, management of proceeds and reporting Eligible projects under the Framework include projects that support activities related to renewable energy, energy efficiency, clean transportation, sustainable water and wastewater management, pollution prevention and control, environmentally sustainable management of living natural resources and land use, green buildings, access to essential services and inclusive finance Supervision and Regulation

Changes to restrictions applicable during the COVID-19 outbreak On May 29, 2020 the CMN enacted Resolution No 4,820 in response to the COVID-19 pandemic Resolution No 4,820 prohibited financial institutions, such as us, to: (i) remunerate their own capital, including by means of early payment, in excess of amounts equivalent to the minimum mandatory dividend required by the Brazilian Corporate Law, including as interest on capital (ii) repurchase their own shares, subject to certain exceptions as authorized by the Central Bank (restriction applicable until December 31, 2020); (iii) reduce their capital stock, except if such reduction is required by law or approved by the Central Bank (restriction applicable until December 31, 2020); and (iv) increase the compensation of their officers, directors and members of the board of directors and audit committee, including fixed and variable compensation with respect to 2020 fiscal year CMN Resolution No 4,280 repealed CMN Resolution No 4,797 On December 23, 2020, the CMN enacted Resolution No 4,885 aimed at making the payment of dividends or interest on capital more flexible As a result, financial institutions are now only prohibited from paying dividends or interest on capital in excess of the greater of (x) the amount corresponding to 30% of the adjusted net profit in accordance with item I of article 202 of the Brazilian Corporation Law; and (y) the amount equivalent to the mandatory dividends as set forth in article 202 of the Brazilian Corporation Law This is the only restriction still in force as a result of Resolution No 4,820/20 New Foreign Exchange Bill Approved by the Brazilian House of Representatives By initiative of the Central Bank, the President of Brazil has presented to the Congress a draft bill to reformulate the Brazilian foreign exchange market (“New Foreign Exchange Bill”) The draft also includes provision regarding the Brazilian capital held abroad and foreign capital held in Brazil The initiative intends to modernize, simplify and increase legal certainty associated with the current regulatory framework for Brazilian foreign exchange legislation The main aspects of the New Foreign Exchange Bill are: (i) the confirmation, at the legal level, that foreign exchange transactions may be carried out freely (provided that through entities authorized to operate in this market and subject to applicable rules); (ii) the granting of broad powers to the CMN and the Central Bank to regulate the foreign exchange market and its operations; (iii) the expansion of the international correspondence activity of Brazilian banks; (iv) the possibility of Brazilian banking institutions to invest and lend abroad funds raised in Brazil or abroad; (v) the exclusion of foreign currency purchase and sale operations of up to US$1,000 carried out between individuals on an occasional and non-professional basis, from its scope; and (vi) the granting of powers to the monetary authorities to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply On December 22, 2020, the Brazilian House of Representatives approved the draft of the New Foreign Exchange Bill The House voted on any motions by representatives for amendment or redaction of specific sections of the New Foreign Exchange Bill on February 10, 2021 with no material alterations to the proposal Considering the approval by the Brazilian House of Representatives, the bill will be sent to the Brazilian Senate for approval As of this date, it is not possible to estimate if and when it will be approved by the Brazilian Senate, or what changes will be approved by the Senate Central Bank Approves Rules for the First Cycle of its Regulatory Sandbox The Central Bank approved on December 15, 2020, through BCB Resolution No 50 of December 16, 2020 (“Resolution 50/20”), the rules applicable to the first cycle of its Regulatory Sandbox, scheduled to begin in the first semester of 2021 Resolution 50/20 sets forth that the participants of the first cycle must register between February 22 and March 19, 2021, and 10 to 15 projects will be selected from among those enrolled The selection and authorization of registered participants will take place between March 22 and June 25, 2021, and may be extended by a maximum of 90 days, depending on the number of registrants The topics chosen by the Central Bank as priorities and which will be considered in the selection of projects include: Solutions for the foreign exchange market; Development of capital markets through synergy mechanisms with the credit market; Stimulus of credit to microentrepreneurs and small businesses; Open Banking Solutions; PIX Solutions; Solutions for the rural credit market; Solutions for increasing competition in National Financial System and Brazilian Payments System; Financial and payment solutions with potential effects of stimulating financial inclusion; and Fostering of sustainable finance Central Bank Launches Public Consultation to Replace Prudential Regulation Referring to Credit and Market Risk The Central Bank launched a public consultation, for a period of 75 days, on a proposal for a regulation that implements the minimum standard of the Basel Committee for Banking Supervision (BCBS) for calculating the capital requirement related to credit risk according to standardized approach (RWACPAD) This new regulation will replace Central Bank Circular No 3,644, of March 4, 2013, pursuant to “Basel III” requirements The proposal increases the granularity of the weights applicable to exposures, bringing refinements in the differentiation in credit risk to the prudential framework The proposal is addressed to financial institutions classified in Segments 1 (S1) to Segment 4 (S4), according to the definitions CMN Resolution No 4,553, of January 30, 2017 All institutions included in these segments currently opt for the standardized approach for credit risk The Central Bank expects that the changes will be the subject of extensive discussion with interested agents The Central Bank also launched a public consultation, for a period of 60 days, containing a proposal for a rule contemplating the first phase—of a total of four planned phases—of the process of reviewing the prudential standard for determining the capital requirement related to market risk, as provided for in Basel III This first phase contains the requirements related to the risk management process, including improvements in governance and the identification of financial instruments classified in the trading portfolio Under the terms proposed in the consultation, the first phase will come into effect on January 1, 2022, through amendments to Resolution No 4,557, of February 23, 2017, and the publication of a new rule that will replace Circular No 3,354, of 27 June 2007 The Central Bank expects to launch new public consultations relating to Phases 2 and 3 throughout 2021 Changes to the Open Banking Implementation Timeline Through the Joint Resolution No 2/2020, the Central Bank and CMN have changed the starting date of the first phase of the open banking from November 30, 2020 to February 1, 2021 As a result, the implementation timeline has been changed as follows: Stage 1 (by February 1, 2021, as opposed to the original date of November 30, 2020): public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions Stage 2 (by July 15, 2021, as opposed to the original date of May 31, 2021): sharing of customer reference data and customer transactional data among the participating institutions Stage 3 (implementation date remains August 30, 2021): sharing of payment transaction initiation services, as well as forwarding credit transaction proposals Stage 4 (by December 15, 2021, as opposed to the original date of October 25, 2021): expansion of in-scope data to encompass foreign exchange, investment, insurance, and open-end private pension transactions Central Bank Launches Public Consultation to Improve Foreign Exchange Regulations The Central Bank launched Public Consultation No 079/2020, which contains a proposal to improve foreign exchange regulations in the context of technological innovations and new business models related to international payments and transfers The improvements considered recent developments related to international payments and transfers, advancing competition, financial inclusion and innovation in the sector within the possibilities allowed by the current legal framework According to the Central Bank, the structural innovations in the Brazilian foreign exchange market can only be implemented after updating the legal framework of the foreign exchange market through the approval of the New Foreign Exchange Bill The proposal seeks to expand competition in the segment of remittances, provide better services and facilitate the execution of these transactions It also aims to significantly improve the domestic payments market and foster the use by the public of payment accounts by bringing such alternatives to the foreign exchange market In this sense, the proposal includes the following measures: (i) allowing payment institutions authorized to operate by the Central Bank to require authorization to operate in the foreign exchange market for the intermediation of certain operations and limited to USD100 thousand per transaction; and (ii) regulating the use of prepaid payment accounts held by Brazilians residing, domiciled or headquartered abroad, to be maintained at an institution authorized to operate in the foreign exchange market The proposal also consolidates and modernizes the regulation of international payment or transfer services in the foreign exchange market, providing uniform treatment for the acquisition of goods and services carried out with the participation of issuers of payment instruments for international use, international payment facilitators and intermediaries and representatives in international purchases The provider of such services would now be referred to in the exchange regulations by the term eFX Central Bank Authorizes New Functionalities for the PIX The Central Bank, through BCB Resolutions No 40, 41 and 42/20 has increased the number of possibilities of using Pix to include accounts not initially covered by the rules of instant payment From now on, certain new retail accounts will be able to access PIX An example is the accounts of the Unemployment Guarantee Fund (Fundo de Garantia por Tempo de Serviço—FGTS), whose account modality is provided for in the law that instituted it and did not fall under PIX’s regulations Another example is that, from now on, whenever the customer wants to pay for a lottery game, the individual will have PIX as a payment option for lotteries sponsored by Caixa Econômica Federal New Rule Regarding the Accounting of Shareholders’ Equity of Financial Institutions On November 27, 2020, the Central Bank published CMN Resolution No 4,872, which provides for the general criteria for the accounting record of shareholders’ equity for institutions authorized to operate by the Central Bank The purpose of the rule is to unify the various regulations already issued by the Central Bank on the accounting record in shareholders’ equity The new rule comes in the wake of Presidential Decree No 10,139/19, issued by the Federal Government, which mandated a revision of regulations issued by agencies and entities of the Federal Public Administration in an effort to standardize and consolidate said regulations The rule includes the criteria for entries under shareholders’ equity, which are divided into the following items: (i) share capital; (ii) capital reserves; (iii) profit reserves; (iv) other comprehensive income; (v) accumulated profits/losses; or (vi) treasury shares, with the objective of standardizing financial statements of financial institutions CMN Resolution No 4,872 will enter into effect on January 1, 2022 Overhaul of the Brazilian Bankruptcy and Reorganization Law On December 24, 2020, the President of Brazil sanctioned Law No 14,112 (“Law 14,112”), which overhauls the current Brazilian Bankruptcy and Reorganization Law (Law No 11,101/05) in several material aspects Law 14,112 will enter into effect on January 23, 2021 It is possible that certain changes will potentially affect material matters concerning enforcement and priority rankings, such as: (i) the possibility of creditors putting forward an alternative judicial reorganization plan; (ii) new rules on the approval of post-petition loans in judicial reorganization and on priority claims in case of conversion to bankruptcy liquidation; (iii) more flexible quorum and mechanics of the extrajudicial reorganization process; (iv) new rules to expedite the bankruptcy liquidation process; (v) new methods for restructuring of the debtor’s tax liabilities and installment payments, as well as new taxation schemes; and (vi) incorporation of rules on cross-border insolvency proceedings into the Brazilian framework Law 14,112 replicates, with some adjustments, the provisions of the UNCITRAL Model Law on Cross-Border Insolvency As a result, Law 14,112 sets out some rules on access of foreign representatives to courts in Brazil, the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings Law 14,112 also sets forth, among other measures, (i) a protection for creditors that agree on the conversion of debt into equity against potential transfer of liability with regard to the debtor’s obligations; (ii) the stay period and constraints on the assets of the debtor under judicial reorganization; (iii) conciliation and mediation measures before and during judicial reorganization proceedings; and (iv) the rules on procedural and substantive consolidation Law 14,112 also sets out that a bankruptcy decree does not reach beyond the bankrupt itself, save when the disregard doctrine is to apply Bill establishing the independence of the Central Bank approved by the Brazilian Congress On February 10, 2021, the Brazilian House of Representatives approved a bill of supplementary law (Projeto de Lei Complementar No 19/2019) establishing the independence of the Central Bank Among other matters, the bill sets forth that the Central Bank shall obtain the status of “special autarchy” characterized by the absence of ties to a Ministry, guardianship or hierarchical subordination, with technical, operational, administrative and financial autonomy Additionally, the bill also sets forth that, while the President of Brazil will still be responsible for appointing the president and board of directors of the Central Bank (approval of their names by the Brazilian Senate), their terms of office would no longer coincide, which would further guarantee its independence from political decisions The bill of law was previously approved by the Brazilian Senate in November 2020 and now awaits the analysis of the President of Brazil The President of Brazil has the prerogative to either sanction (ratify) the bill of law (converting it into a law) or to veto it, in whole or in part, in which case the vetoed parts return for analysis by the National Congress

FINANCIAL STATEMENTS

(A free translation of the original in Portuguese) www pwc com br Itaú Unibanco Holding S A Consolidated financial statements at December 31, 2020 and independent auditor’s report

Independent auditor’s report To the Board of Directors and Stockholders Itaú Unibanco Holding S A Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S A (“Bank”) and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2020 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at December 31, 2020, and the consolidated financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our 2020 audit of the financial statements Matters These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters Why it is a key audit Our 2020 audit was planned and performed considering that the matter operations of the Bank and its subsidiaries did not present any significant changes in relation to the previous year, except for the impacts resulting from How the matter was the COVID-19 pandemic in the operations In this context, the Key Audit Matters addressed remained substantially in line with those of the 2019 year end, but incorporating to our audit approach procedures in response to the current scenario of operations PricewaterhouseCoopers, Av Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www pwc com br

Itaú Unibanco Holding S A Why it is a key audit matter Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9—Financial Instruments (Notes 2 3(b), 2 3(f), 2 4(d), 5 to 8 and 10) The provision for expected loss continued to be an area of focus in our audit, as it involves Management’s judgment in determining the necessary provision through the application of methodology and processes which use a variety of assumptions, including, among others, prospective information and criteria for determining a significant increase or decrease in credit risk In addition, during 2020, as a result of the COVID-19 pandemic, Management revised some of the judgments and estimates used in determining the provision for expected loss, such as the weighting of macroeconomic scenarios, in order to adapt the assumptions previously applied to the current scenario of the operations of the Bank and its subsidiaries The financial instruments classified as fair value through profit or loss include operations with low liquidity and no active market, which are substantially comprised of securities issued by companies and by derivative contracts The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models that include Management assumptions in their fair valuation Furthermore, market risk management is complex, especially in times of high volatility as observed during 2020 due to the COVID-19 pandemic, as well as in situations where observable prices or market parameters are not available These matters also continued to be a focus of our 2020 audit due to the relevance and subjectivity mentioned above How the matter was addressed in the audit We confirmed our understanding of the process of measurement the provision for expected loss and of financial assets and liabilities in accordance with IFRS 9 Regarding the impairment methodology, we performed a number of audit procedures substantially related to the: (i) analysis of management s accounting policies in comparison with IFRS 9 requirements; (ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries In addition, we tested the guarantees, the projected cash flows, the credit renegotiations, the counterparty’s risk assessment, the payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) tests on inputs to models and, when available, we compared data and assumptions with market information; and (v) analysis over Management s disclosures in the financial statements in order to comply with IFRS 7 Financial Instruments: Disclosures and IFRS 9 We consider that the criteria and assumptions adopted by management in determining and recording the provision for expected loss are appropriate and consistent, in all material respects, in the context of the consolidated financial statements taken as a whole Regarding the measurement of financial assets and financial liabilities, we highlight the application of certain audit procedures: i) analysis of Management’s accounting policies in comparison with IFRS 9 requirements; ii) update our understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as comparing them with independent methodologies and assumptions We performed, on a sample basis, the valuation of certain operations and analyzed the

Itaú Unibanco Holding S A Why it is a key audit matter Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries’ business and, over the last years, significant short and long-term investments have been made in the information technology systems and processes The technology structure, due to the history of acquisitions and size of the related operations, is comprised of more than one environment with different processes and segregated controls In addition, during 2020, a substantial part of the Bank and its subsidiaries’ teams carried out their activities remotely (home office), which generated the need to adapt technology processes and infrastructure to maintain the continuity of operations The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity Accordingly, this continued as an area of focus in our audit Deferred Tax (Notes 2,3(h), 2 4 (j) e 24(b)) The deferred tax assets arising from temporary differences, income tax losses carryforward and negative basis of social contribution are recorded to the extent Management considers probable that the Bank and its subsidiaries will generate future taxable profits sufficient to use these tax credits The projection of the future taxable profits takes How the matter was addressed in the audit consistency of such methodologies with those applied in prior periods We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements, considering the consolidated Financial Statements taken as a whole As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements The procedures performed comprised the combination of relevant tests of design and effectiveness of controls and, when necessary, the tests of compensating controls, as well as the performance of tests related to the information security, including the access management control, segregation of duties and monitoring the operating capacity of technology infrastructure in face of the new reality of business operation The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing and extent of other audit procedures We confirmed our understanding and tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assets, the recording of such credits and disclosures in accordance with the accounting standards, including the necessity of analyzing the perspectives for the realization of these assets via

Itaú Unibanco Holding S A Why it is a key audit matter into account a number of subjective assumptions established by Management We continue to consider this an area of focus of our audit, as the use of different assumptions in the projection of future taxable profits, especially in the context of impacts on results due to the COVID-19 pandemic, could significantly change the amounts and terms expected for the realization of deferred taxes, with consequent accounting impact How the matter was addressed in the audit projections of future taxable profit for the Bank and its subsidiaries We compared the critical assumptions used for projecting future results with macroeconomic information disclosed by the market and with the historical data in order to support the consistency of these estimates With the support of our specialists in the tax area, we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction We believe that the assumptions adopted by Management in the determination and recording of deferred tax assets are appropriate and consistent with the disclosures in the accompanying notes to the financial statements Realization of intangible assets, including goodwill (Notes 2 3(g), 2 4(aIII), 2 4(h) and 14) The balances intangible assets, including goodwill are tested semiannually for impairment These tests involve estimates and significant judgment, including the identification of cash-generation units The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash-generating units requires that management apply judgment and estimates We continued focusing on this area in our audit because: (i) it involves the projection of future results, in which using different assumptions may significantly modify the perspective of realization of these assets and the possible need to account for impairment, with consequent impact on the financial statements; and (ii) the impact generated on the Bank and its subsidiaries’ current results due to aspects related to the COVID-19 pandemic; (iii) of the relevance of these accounts in the context of the financial statements We confirmed our understanding and tested the design and effectiveness of the main controls established, including the analysis of the critical judgment and assumptions used by management, which already include impacts due to the COVID-19 pandemic We tested the most relevant projections and assumptions for the determination of the impairment test of goodwill and intangible assets as prepared by Management, to assess the reasonableness of these realization estimates We believe that the assumptions that management adopted to evaluate the realization of intangible assets are appropriate and that the disclosures in the accompanying notes are consistent with the information obtained, considering the individual and consolidated financial statements taken as a whole

Itaú Unibanco Holding S A Why it is a key audit matter Provisions and contingent liabilities (Notes 2 3(j), 2 4 (n) and 29) The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation In the civil and labor cases, there is the possibility of early termination of processes through agreements During 2020, efforts continued to be made to sign the settlement instruments for the settlement of civil lawsuits related to economic plans, including the signature of an addendum to the instrument of agreement between the clients (represented by civil associations) and FEBRABAN to extend the agreement period by another 30 months Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus How the matter was addressed in the audit We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings We considered that the criteria and assumptions adopted by Management for determining the provision for contingent liabilities, as well as the the provision and contingent liabilities information disclosed in the explanatory notes, are appropriate considering the individual and consolidated financial statements taken as a whole Other matters Statement of added value The consolidated statement of added value for the year ended December 31, 2020, prepared under the responsibility of the Bank’s management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank’s financial statements For the purpose of forming our opinion, we evaluated whether this statement is reconciled with the consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09—“Statement of Added Value” In our opinion, this statement of added value has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the consolidated financial statements taken as a whole

Itaú Unibanco Holding S A Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so Those charged with governance are responsible for overseeing the Bank’s and its subsidiaries financial reporting process Auditor’s responsibilities for the audit of consolidated financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report However, future events or conditions may cause the Bank to cease to continue as a going concern

Itaú Unibanco Holding S A Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements We are responsible for the direction, supervision and performance of the group audit We remain solely responsible for our audit opinion We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the year ended December 31, 2020 and are therefore the key audit matters We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication São Paulo, February 1, 2021 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	12/31/2020	12/31/2019
Cash		46,224	30,367
Financial Assets		**1,851,322**	**1,501,481**
At Amortized Cost		**1,275,799**	**1,101,892**
Compulsory deposits in the Central Bank of Brazil		90,059	91,248
Interbank deposits	4	55,685	34,583
Securities purchased under agreements to resell	4	239,943	198,428
Securities	9	129,804	133,119
Loan and lease operations	10	714,104	585,791
Other financial assets	18a	93,255	94,752
(-) Provision for Expected Loss	4, 9 and 10	(47,051)	(36,029)
At Fair Value Through Other Comprehensive Income		**109,942**	**76,660**
Securities	8	109,942	76,660
At Fair Value Through Profit or Loss		**465,581**	**322,929**
Securities	5	389,071	281,075
Derivatives	6 and 7	76,504	41,854
Other financial assets	18a	6	-
Investments in associates and joint ventures	11	15,570	15,097
Fixed assets, net	13	6,937	7,166
Goodwill and Intangible assets, net	14	17,330	19,719
Tax assets		**66,095**	**48,960**
Income tax and social contribution - current		3,547	1,644
Income tax and social contribution - deferred	24b	56,583	38,914
Other		5,965	8,402
Other assets	18a	15,773	14,691
Total assets		**2,019,251**	**1,637,481**

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.1

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	12/31/2020	12/31/2019
Financial Liabilities		**1,579,686**	**1,211,999**
At Amortized Cost		**1,495,641**	**1,159,830**
Deposits	15	809,010	507,060
Securities sold under repurchase agreements	17a	273,364	256,583
Interbank market funds	17b	156,035	174,862
Institutional market funds	17c	138,308	104,244
Other financial liabilities	18b	118,924	117,081
At Fair Value Through Profit or Loss		**79,653**	**48,029**
Derivatives	6 and 7	79,505	47,828
Structured notes	16	143	201
Other financial liabilities	18b	5	-
Provision for Expected Loss	**10**	**4,392**	**4,140**
Loan commitments		3,485	3,303
Financial guarantees		907	837
Provision for insurance and private pensions	27c	221,000	218,334
Provisions	29	19,819	21,454
Tax liabilities	**24c**	**5,710**	**7,891**
Income tax and social contribution - current		2,878	3,997
Income tax and social contribution - deferred	24b	421	1,058
Other		2,411	2,836
Other liabilities	18b	38,511	28,338
Total liabilities		**1,864,726**	**1,488,016**
Capital	19a	97,148	97,148
Treasury shares	19a	(907)	(1,274)
Additional paid-in capital	19c	2,519	2,175
Appropriated reserves	19c	17,228	12,948
Unappropriated reserves	19c	29,926	29,878
Other comprehensive income		(2,921)	(3,950)
Total stockholders' equity attributed to the owners of the parent company		**142,993**	**136,925**
Non-controlling interests	19d	11,532	12,540
Total stockholders' equity		**154,525**	**149,465**
Total liabilities and stockholders' equity		**2,019,251**	**1,637,481**

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.2

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Periods ended
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Operating Revenues		**100,199**	**117,079**	**104,200**
Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income	21a	113,262	117,523	110,324
Interest, similar income and dividend of financial assets at fair value through profit or loss		15,716	22,760	22,853
Interest and similar expenses	21b	(73,558)	(75,958)	(70,612)
Adjustments to Fair Value of Financial Assets and Liabilities	21c	(8,056)	4,098	(4,834)
Foreign exchange results and exchange variations in foreign transactions		2,689	927	2,974
Commissions and Banking Fees	22	38,557	39,032	36,809
Income from insurance and private pension operations before claim and selling expenses		**4,488**	**4,553**	**3,961**
Revenues from insurance premiuns and private pensions		14,804	19,624	24,097
Change in provision for insurance and private pension		(10,316)	(15,071)	(20,136)
Other income	3	7,101	4,144	2,725
Expected Loss from Financial Assets and Claims		**(25,980)**	**(18,567)**	**(10,182)**
Expected Loss with Loan and Lease Operations	10c	(24,452)	(18,298)	(10,587)
Expected Loss with Other Financial Asset, net		(174)	1,026	1,633
(Expenses) / Recovery of claims		(1,354)	(1,295)	(1,228)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		**74,219**	**98,512**	**94,018**
Other operating income (expenses)		**(68,989)**	**(67,269)**	**(63,410)**
General and administrative expenses	23	(64,207)	(61,012)	(57,538)
Tax expenses		(6,181)	(7,572)	(6,619)
Share of profit or (loss) in associates and joint ventures	11	1,399	1,315	747
Income / (loss) before income tax and social contribution		**5,230**	**31,243**	**30,608**
Current income tax and social contribution	24a	(8,655)	(9,092)	(2,564)
Deferred income tax and social contribution	24a	18,489	5,662	(2,405)
Net income / (loss)		**15,064**	**27,813**	**25,639**
Net income attributable to owners of the parent company	25	18,896	27,113	24,907
Net income / (loss) attributable to non-controlling interests	19d	(3,832)	700	732
Earnings per share - basic	25			
Common		1.94	2.78	2.56
Preferred		1.94	2.78	2.56
Earnings per share - diluted	25			
Common		1.93	2.77	2.55
Preferred		1.93	2.77	2.55
Weighted average number of outstanding shares - basic	25			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,801,324,161	4,781,855,588	4,759,872,085
Weighted average number of outstanding shares - diluted	25			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,843,233,835	4,826,925,107	4,815,473,777

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.3

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Periods ended
(In millions of Reais)

	Note	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Net income		**15,064**	**27,813**	**25,639**
Financial assets at fair value through other comprehensive income		**148**	**1,810**	**(166)**
Change in fair value		1,214	2,883	(576)
Tax effect		(457)	(696)	270
(Gains) / losses transferred to income statement	21c	(1,107)	(628)	254
Tax effect		498	251	(114)
Hedge		**(3,557)**	**(16)**	**(1,135)**
Cash flow hedge	**7**	**499**	**(56)**	**(81)**
Change in fair value		947	(191)	(256)
Tax effect		(448)	135	175
Hedge of net investment in foreign operation	**7**	**(4,056)**	**40**	**(1,054)**
Change in fair value		(7,616)	83	(1,793)
Tax effect		3,560	(43)	739
Remeasurements of liabilities for post-employment benefits (*)		**(192)**	**(350)**	**(164)**
Remeasurements	26	(349)	(648)	(267)
Tax effect		157	298	103
Foreign exchange variation in foreign investments		4,630	(1,582)	1,139
Total other comprehensive income		**1,029**	**(138)**	**(326)**
Total comprehensive income		**16,093**	**27,675**	**25,313**
Comprehensive income attributable to non-controlling interests		**(3,832)**	**700**	**732**
Comprehensive income attributable to the owners of the parent company		**19,925**	**26,975**	**24,581**

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.4

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended December 31, 2020, 2019 and 2018 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Additional Financial Assets Treasury Appropriated Unappropriated Retained Remeasurements Conversion equity – owners equity – non- Total at Fair Value Gains and Capital paid-in of liabilities of post- adjustments of of the parent controlling shares reserves reserves earnings Through Other losses – capital Comprehensive employment foreign (2) company interests hedge (1) benefits investments Income Balance at 01/01/2018                97,148                (2,743)                 1,930                12,499                 26,030                 —                (944)                (825)                 2,667                (4,384)                 131,378                 12,978                144,356 Transactions with owners                —                923                  190                 (534)                —                 —                —                —                 —                —                 579                131                 710 Cancellation of treasury shares – Meeting of the Board of Directors 02/22/2018                —                534                 —                 (534)                —                 —                —                —                 —                —                 —                —                —Acquisition of treasury shares                —                (510)                 —                —                 —                 —                —                —                 —                —                 (510)                —                (510) Result of delivery of treasury shares                —                899                  422                —                —                  —                —                —                 —                —                 1,321                —                1,321 Recognition of share-based payment plans                —                —                 (232)                —                 —                 —                —                —                 —                —                 (232)                —                (232) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)                —                —                 —                —                 —                 —                —                —                 —                —                 —                131                 131 Dividends                —                —                 —                7,394                 —                (12,650)                —                 —                —                 —                 (5,256)                (157)                (5,413) Interest on capital                —                —                 —                7,285                 —                (8,198)                —                 —                —                 —                (913)                —                 (913) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017                —                —                 —                (13,673)                 —                 —                —                —                 —                —                 (13,673)                —                (13,673) Unclaimed dividends                —                —                 —                —                 —                 4                —                —                 —                —                 4                —                4 Corporate reorganizations (Note 2.4 a III)                —                —                 —                 (592)                —                 —                —                —                 —                —                 (592)                —                (592) Other                —                —                 —                —                 674                —                —                 —                —                 —                674                —                 674 Total comprehensive income                —                —                 —                —                 —                24,907                (166)                 (164)                 1,139                (1,135)                 24,581                732                25,313 Net income                —                —                 —                —                 —                24,907                —                 —                —                 —                 24,907                732                25,639 Other comprehensive income for the period                —                —                 —                —                 —                 —                (166)                (164)                  1,139                (1,135)                (326)                 —                (326) Appropriations: Legal reserve                —                —                 —                1,097                 —                (1,097)                —                 —                —                 —                —                —                 —Statutory reserve                —                —                 —                4                 2,962                (2,966)                —                 —                —                 —                —                —                 — Balance at 12/31/2018                97,148                (1,820)                 2,120                13,480                  29,666                —                 (1,110)                (989)                 3,806                (5,519)                136,782                 13,684                150,466 Change in the period                 —                923                190                  981                 3,636                —                 (166)                (164)                1,139    (1,135)                  5,404                706                6,110 Balance at 01/01/2019                97,148                (1,820)                 2,120                13,480                  29,666                —                 (1,110)                (989)                 3,806                (5,519)                136,782                 13,684                150,466 Transactions with owners                —                546                 55                —                 —                 —                —                —                 —                —                 601                —                601 Result of delivery of treasury shares                —                546                  351                —                —                  —                —                —                 —                —                 897                —                897 Recognition of share-based payment plans                —                —                 (296)                —                 —                 —                —                —                 —                —                 (296)                —                (296) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)                —                —                 —                —                 —                 —                —                —                 —                —                 —                 (1,567)                (1,567) Dividends                —                —                 —                4,709                 —                (14,129)                —                 —                —                 —                 (9,420)                (277)                (9,697) Interest on capital                —                —                 —                5,102                 —                (5,468)                —                 —                —                 —                (366)                —                 (366) Dividends / Interest on capital paid in 2019 – declared after 12/31/2018                —                —                 —                (17,500)                 —                 —                —                —                 —                —                 (17,500)                —                (17,500) Unclaimed dividends and Interest on capital                —                —                 —                —                 —                42                —                 —                —                 —                42                —                  42 Other (3)                —                —                 —                —                 (189)                 —                —                —                 —                —                 (189)                —                (189) Total comprehensive income                —                —                 —                —                 —                27,113                1,810                 (350)                (1,582)                 (16)                 26,975                700                27,675 Net income                —                —                 —                —                 —                27,113                —                 —                —                 —                 27,113                700                27,813 Other comprehensive income for the period                —                —                 —                —                 —                 —                1,810                (350)                 (1,582)                (16)                 (138)                —                (138) Appropriations: Legal reserve                —                —                 —                1,336                 —                (1,336)                —                 —                —                 —                —                —                 —Statutory reserve                —                —                 —                5,821                 401                (6,222)                —                 —                —                 —                —                —                 — Balance at 12/31/2019                97,148                (1,274)                 2,175                12,948                  29,878                —                700                 (1,339)                 2,224                (5,535)                136,925                 12,540                149,465 Change in the period                 —                546                 55                (532)                212                 —                 1,810                (350)                (1,582)                 (16)                143                  (1,144)                (1,001) Balance at 01/01/2020                97,148                (1,274)                 2,175                12,948                  29,878                —                700                 (1,339)                 2,224                (5,535)                136,925                 12,540                149,465 Transactions with owners                —                367                  344                —                —                  —                —                —                 —                —                 711                3,329                4,040 Result of delivery of treasury shares                —                367                  200                —                —                  —                —                —                 —                —                 567                —                567 Recognition of share-based payment plans                —                —                 144                —                 —                 —                —                —                 —                —                 144                —                144 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)                —                —                 —                —                 —                 —                —                —                 —                —                 —                3,329                3,329 Dividends                —                —                 —                —                 —                (1,756)                —                 —                —                 —                 (1,756)                (505)                (2,261) Interest on capital                —                —                 —                —                 —                (3,232)                —                 —                —                 —                 (3,232)                —                (3,232) Dividends / Interest on capital paid in 2020 – declared after 12/31/2019                —                —                 —                (9,811)                 —                 —                —                —                 —                —                  (9,811)                —                (9,811) Unclaimed dividends and Interest on capital                —                —                 —                —                 —                118                —                 —                —                 —                118                —                 118 Other (3)                —                —                 —                —                 113                —                —                 —                —                 —                113                —                 113 Total comprehensive income                —                —                 —                —                 18,896                148                (192)                  4,630                (3,557)                 19,925                (3,832)                16,093 Net income                —                —                 —                —                 —                18,896                —                 —                —                 —                 18,896                (3,832)                15,064 Other comprehensive income for the period                —                —                 —                —                 —                 —                148                (192)                  4,630                (3,557)                1,029                 —                1,029 Appropriations: Legal reserve                —                —                 —                 948                —                (948)                 —                —                 —                —                —                 —                —Statutory reserve                —                —                 —                13,143                 (65)                (13,078)                —                 —                —                 —                —                 —                — Balance at 12/31/2020                97,148                (907)                 2,519                17,228                  29,926                —                848                 (1,531)                 6,854                (9,092)                142,993                 11,532                154,525 Change in the period                —                367                  344                4,280                48                 —                148                 (192)                 4,630                (3,557)                6,068                 (1,008)                5,060 (1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income. (2) Includes cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Adjusted net income		**60,953**	**61,134**	**62,855**
Net income		15,064	27,813	25,639
Adjustments to net income:		**45,889**	**33,321**	**37,216**
Share-based payment		217	(141)	(98)
Adjustments to fair value of financial assets through Profit or Loss and Derivatives		739	310	551
Effects of changes in exchange rates on cash and cash equivalents		11,677	(54)	(990)
Expected Loss from Financial Assets and Claims		25,980	18,567	10,182
Income from interest and foreign exchange variation from operations with subordinated debt		20,774	4,433	8,759
Provision for insurance and private pension		10,316	15,071	20,136
Depreciation and amortization	13 and 14	3,729	3,561	3,567
Expense from update / charges on the provision for civil, labor, tax and legal obligations		893	1,925	1,037
Provision for civil, labor, tax and legal obligations		3,602	5,132	2,465
Revenue from update / charges on deposits in guarantee		(344)	(519)	(199)
Deferred taxes (excluding hedge tax effects)	24b	(239)	2,499	10,287
Income from share in the net income of associates and joint ventures and other investments		(1,399)	(1,315)	(747)
Income from Financial assets - At fair value through other comprehensive income	21c	(1,107)	(628)	254
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(21,057)	(8,420)	(12,808)
Income from Interest and foreign exchange variation of financial assets at amortized cost		(8,309)	(3,332)	(4,353)
(Gain) loss on sale of investments and fixed assets		(4,165)	(168)	(297)
Other	23	4,582	(3,600)	(530)
Change in assets and liabilities		**(1,462)**	**(25,974)**	**(33,132)**
(Increase) / decrease in assets				
Interbank deposits		(21,775)	(6,897)	(9,404)
Securities purchased under agreements to resell		(21,639)	62,487	(29,561)
Compulsory deposits with the Central Bank of Brazil		1,189	2,900	4,689
Loan operations		(141,951)	(63,999)	(51,919)
Derivatives (assets / liabilities)		(3,012)	1,918	217
Financial assets designated at fair value through profit or loss		(108,696)	(18,202)	(13,105)
Other financial assets		1,841	(19,143)	(15,323)
Other tax assets		534	3	(1,669)
Other assets		(18,008)	(9,232)	(7,447)
(Decrease) / increase in liabilities				
Deposits		301,950	43,636	60,486
Deposits received under securities repurchase agreements		16,781	(73,654)	17,603
Funds from interbank markets		(18,827)	40,192	10,083
Funds from institutional markets		18,611	121	(1,125)
Other financial liabilities		1,843	19,652	11,486
Financial liabilities at fair value throught profit or loss		(60)	9	(273)
Provision for insurance and private pension		(9,004)	781	(1,409)
Provisions		(3,550)	673	(495)
Tax liabilities		(1,910)	(3,526)	(1,739)
Other liabilities		10,048	2,568	(348)
Payment of income tax and social contribution		(5,827)	(6,261)	(3,879)
Net cash from / (used in) operating activities		**59,491**	**35,160**	**29,723**
Dividends / Interest on capital received from investments in associates and joint ventures		487	838	671
Cash from the sale of financial assets - At fair value through other comprehensive income		38,738	9,074	16,622
Cash upon sale of investments in associates and joint ventures		4,982	68	266
Cash upon sale of fixed assets	13	331	175	215
Mutual rescission of intangible assets agreements		309	64	35
(Purchase) of financial assets at fair value through other comprehensive income		(50,598)	(24,820)	(591)
(Purchase) / redemptions of financial assets at amortized cost		11,863	(19,359)	5,479
(Purchase) of investments in associates and joint ventures		(52)	(387)	(6,718)
(Purchase) of fixed assets	13	(1,716)	(1,621)	(1,483)
(Purchase) of intangible assets	14	(3,591)	(2,691)	(1,381)
Net cash from / (used in) investment activities		**753**	**(38,659)**	**13,115**
Funding from institutional markets		5,260	8,548	2,906
Redemptions in institutional markets		(10,581)	(2,833)	(15,048)
Change in non-controlling interests stockholders		3,330	(1,617)	128
Result of delivery of treasury shares		494	742	1,187
Purchase of treasury shares		-	-	(510)
Dividends and interest on capital paid to non-controlling interests		(506)	(227)	(154)
Dividends and interest on capital paid		(11,552)	(25,915)	(20,093)
Net cash from / (used in) financing activities		**(13,555)**	**(21,302)**	**(31,584)**
Net increase / (decrease) in cash and cash equivalents	**2.4c**	**46,689**	**(24,801)**	**11,254**
Cash and cash equivalents at the beginning of the period		70,811	95,558	83,314
Effects of changes in exchange rates on cash and cash equivalents		(11,677)	54	990
Cash and cash equivalents at the end of the period		**105,823**	**70,811**	**95,558**
Cash		46,224	30,367	37,159
Interbank deposits		3,888	4,561	3,295
Securities purchased under agreements to resell - Collateral held		55,711	35,883	55,104
Additional information on cash flow (Mainly Operating activities)				
Interest received		121,558	134,225	122,405
Interest paid		77,011	77,315	84,668
Non-cash transactions				
Loans transferred to assets held for sale		-	-	-
Dividends and interest on capital declared and not yet paid		3,178	838	515

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.6

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In millions of Reais)

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Income	**166,832**	**178,265**	**173,870**
Interest, similar income and Dividends	141,312	147,808	139,329
Commissions and Banking Fees	38,557	39,032	36,809
Income from insurance and private pension operations before claim	4,488	4,553	3,961
Expected Loss with Other Financial Assets	(24,626)	(17,272)	(8,954)
Other	7,101	4,144	2,725
Expenses	**(89,421)**	**(87,839)**	**(79,454)**
Interest and similar income	(73,558)	(75,958)	(70,612)
Other	(15,863)	(11,881)	(8,842)
Inputs purchased from third parties	**(19,219)**	**(17,092)**	**(20,180)**
Materials, energy and others	(321)	(330)	(339)
Third party services	(5,148)	(4,571)	(4,482)
Other	**(13,750)**	**(12,191)**	**(15,359)**
Data processing and telecommunications	(3,983)	(4,278)	(4,273)
Advertising, promotions and publication	(1,095)	(1,325)	(1,419)
Installations	(1,748)	(1,779)	(1,740)
Transportation	(347)	(364)	(350)
Security	(730)	(744)	(754)
Travel expenses	(84)	(240)	(232)
Other	(5,763)	(3,461)	(6,591)
Gross added value	**58,192**	**73,334**	**74,236**
Depreciation and amortization	**(5,064)**	**(4,630)**	**(3,332)**
Net added value produced by the company	**53,128**	**68,704**	**70,904**
Added value received through transfer - Results of equity method	**1,399**	**1,315**	**747**
Total added value to be distributed	**54,527**	**70,019**	**71,651**
Distribution of added value	**54,527**	**70,019**	**71,651**
Personnel	**22,567**	**25,960**	**22,275**
Direct compensation	17,349	20,456	17,125
Benefits	4,406	4,276	4,243
FGTS – government severance pay fund	812	1,228	907
Taxes, fees and contributions	**16,639**	**15,957**	**22,171**
Federal	15,085	14,383	20,734
Municipal	1,554	1,574	1,437
Return on third parties' capital - Rent	**257**	**289**	**1,566**
Other	257	289	1,566
Return on capital	**15,064**	**27,813**	**25,639**
Dividends and interest on capital	4,988	19,597	20,848
Retained earnings / (loss) attributable to controlling shareholders	13,908	7,516	4,059
Retained earnings / (loss) attributable to non-controlling shareholders	(3,832)	700	732

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.7

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 12/31/2020 and 12/31/2019 for balance sheet accounts and From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts (In millions of Reais, except information per share) Note 1—Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on February 01, 2021. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.8

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended December 31, 2020 • Amendment in Conceptual Framework – The main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These changes are effective for the years started on January 1st, 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. • Interest Rate Benchmark Reform (IBOR Reform) Phase I—Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts on these structures in the current scenario of prereplacement of rates. The regulatory exemption setting forth that these rates will not be replaced during the period of uncertainty in the analysis of hedge accounting relationships will be applied. These changes are effective for the years beginning January 1st, 2020 and they will be applied until the effective replacement of IBORs occurs or until the hedge accounting relationships are discontinued. No significant impacts have been identified in the hedge accounting structures for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING, in the prereplacement period of IBORs. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures. Since 2018, ITAÚ UNIBANCO HOLDING brings together working groups to follow the progress of discussions in the international market about the replacement of IBORs. For standardized agreements, ITAÚ UNIBANCO HOLDING will assume the updates of rates made by the respective clearings and the International Swaps and Derivatives Association—ISDA). For the other agreements, whenever possible, they will be negotiated and adjusted gradually until the end of 2021, date on which the market expects the end of disclosures of IBORs. • Amendments to IFRS 16 – Leases: Practical expedient that enables lessees not to characterize the lease concessions motivated by the COVID-19 pandemic as an agreement modification. This standard is effective for the years beginning on June 1st, 2020, and earlier application is permitted. ITAÚ UNIBANCO HOLDING opted for not using the exception arising from this standard, and, therefore, there were no impacts on the Consolidated Financial Statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.9

b) Accounting standards recently issued and applicable in future periods • Interest Rate Benchmark Reform (IBOR Reform) Phase II—Amendments to IFRS 4 – Insurance Contracts, IFRS7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 39 – Financial Instruments: Recognition and Measurement: Phase II of the inter-bank offered rates reform used as market benchmarks (IBOR). The amendments are summarized as: • Changes in financial assets and liabilities: Practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract; • Hedge accounting: End of exemptions for evaluating the effectiveness of hedge relationships (Phase I) with recognition in Profit or Loss of the ineffective portion, creation of sub-portfolios to segregate contracts with the amended rates for hedges of group items, 24-month term for identification and segregation of new risk based on changes in interest rates, and updates of hedge documentation; • Disclosure: Requirements about the disclosure of risks to which the entity is exposed by the reform, risk management and evolution of the IBORs transition. These amendments are effective for years beginning on January 1st, 2021. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures and financial assets and liabilities, including derivatives. Agreements linked to IBORs facing extinction will be (i) updated to an alternative rate plus spread; or (ii) settled in advance should there be no agreement between the parties. To mitigate the risks associated with IBOR Reform in standardized agreements, ITAÚ UNIBANCO HOLDING will assume the update of rates made by the respective clearing houses with the accretion of a spread so that the restated cash flows are economically equivalent to the original cash flows. The fallback clauses protocols suggested by international self-regulatory entities (International Swaps and Derivatives Association—ISDA) will be adopted. For the other agreements will be negotiated between the parties seeking to approach the model adopted for standardized agreements and they will be adjusted gradually until the end of 2021, date on which the market expects the end of disclosures of IBORs. Accordingly, ITAÚ UNIBANCO HOLDING does not expect significant impacts resulting from the IBOR Reform. • IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: • General Model: applicable to all contracts without direct participation features; • Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; • Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: • Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; • Risk Adjustment: estimate of offset required for differences that may occur between cash flows; • Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; • Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.10

Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair value of financial instruments Note 2.3 (b) and Note 28 Effective interest rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to financial assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and write-off of financial assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected credit loss Note 2.3 (f), Notes 8, 9, 10 and 32 Goodwill impairment Note 2.3 (g) and Note 14 Deferred income tax and social contribution Note 2.3 (h) and Note 24 Defined benefit pension plan Note 2.3 (i) and Note 26 Provisions, contingencies and legal liabilities Note 2.3 (j) and Note 29 Technical provisions for insurance and private pension Note 2.3 (k) and Note 27 a) Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. b) Fair value of financial instruments not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.11

c) Effective interest rate For the calculation of the effective interest rate, the ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of financial assets The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of financial assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected credit loss The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’s credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions are: • Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. • Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. • Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. • Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.12

• Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: • Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; • Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. • Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Details on the expected credit loss are in Note 32. g) Goodwill impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: • Cash flows projected for periods of available forecasts and long-term assumptions for these flows; • Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. h) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.13

j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Additional information is described in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.14

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital.

	Functional currency [1]	Incorporation country	Activity	Interest in voting capital %		Interest in total capital %	
				12/31/2020	12/31/2019	12/31/2020	12/31/2019
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian peso	Colombia	Financial institution	34.16%	33.22%	34.16%	33.22%
Banco Itaú (Suisse) SA	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	Chilean peso	Chile	Financial institution	39.22%	38.14%	39.22%	38.14%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar.
(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.15

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less the cost to sell and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operations, which are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.16

d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and measurement of financial assets Financial assets are classified in the following categories: • Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; • Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; • Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: • The business model under which they are managed; • The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.17

income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected credit loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: • Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; • Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; • Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. • Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; • Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and • Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.18

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of contractual cash flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of financial assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and measurement of financial liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: • Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. • Loan commitments and financial guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.19

Derecognition and modification of financial liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.20

Fair value hedge
The following practices are adopted for these operations:
a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income.
When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income.
Cash flow hedge
For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are:
a) The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge;
b) The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income.
Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Interest, similar income and dividend of financial assets at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other Comprehensive Income are included in the initial cost of the corresponding asset or liability.
When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.
Hedge of net investments in foreign operations
The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge:
a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income.
Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold.
V—Loan operations
ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.
VI – Premium bonds plans
In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.21

Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.
VII – Loan commitments and financial guarantees
ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees.
After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss.
e) Investments in associates and joint ventures
I – Associates
Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.
II – Joint ventures
ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets.
ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.
Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING.
If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.
f) Lessee operations
ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right-of-Use Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses.
The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.22

g) Fixed assets
Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.
The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.
ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.
Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses.
h) Intangible assets
Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.
Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.
ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.
ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition.
A breakdown of intangible assets is given in Note 14.
i) Assets held for sale
Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.
j) Income tax and social contribution
There are two components of the provision for income tax and social contribution: current and deferred.
The current component is approximately the total of taxes to be paid or recovered during the reporting period.
Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end.
The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.23

comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.
Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses.
To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n.
k) Insurance contracts and private pensions
Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.
Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in
Brazil (“BRGAAP”).
Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk.
Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.
Note 27 provides a detailed description of all products classified as insurance contracts.
Private pension plans
Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.
Insurance premiums
Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.
If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.
Reinsurance
In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.24

ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract.
If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid.
Acquisition costs
Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract.
Insurance Contract Liabilities
Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.
Liability Adequacy Test
ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.
Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.
The assumptions used to conduct the liability adequacy test are detailed in Note 27.
l) Post-employments benefits
ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees.
ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates.
Pension plans—Defined benefit plans
The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method.
Pension plans—Defined contribution
For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur.
Other post-employment benefit obligations
Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in
Stockholders’ equity, under Other comprehensive income, in the period in which they occur.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.25

m) Share-based payments
Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments.
The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time).
n) Provisions, contingent assets and contingent liabilities
Contingent assets and liabilities are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.
Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.
These contingencies are evaluated based on Management’s best estimates, and are classified as:
• Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions;
• Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded;
• Remote: which require neither a provision nor disclosure.
The amount of deposits in guarantee is adjusted in accordance with current legislation.
o) Capital
Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.
p) Treasury shares
Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.
Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date.
The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.
q) Dividends and interest on capital
Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors.
Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.26

Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS.
Dividends and interest on capital are presented in Note 19.
r) Earnings per share
ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING.
Earnings per share are presented in Note 25.
s) Segment information
Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING.
ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation.
Segment information is presented in Note 30.
t) Commissions and Banking Fees
Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.
The main services provided by ITAÚ UNIBANCO HOLDING are:
• Credit and debit cards—refer mainly to fees charged by card issuers and acquirers for processing card transactions; annuities charged for the availability and management of credit card; and the rental of Rede machines.
• Current account services—substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through TED/DOC; withdrawals from demand deposit account and money order.
• Economic, Financial and Brokerage Advisory - refer mainly to financial transaction structuring services; placement of securities, and intermediation of operations on stock exchanges.
Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided.
• Funds management—refers to fees charged for the management and performance of investment funds and consortia administration.
• Credit operations and financial guarantees provided—refer mainly to advance depositor fees; asset appraisal service; and commission on guarantees provided.
• Collection services—refer to collection and charging services.
Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.27

Note 3 – Business development
Recovery do Brasil Consultoria S.A.
On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital.
On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY.
The effective acquisition and financial settlement occurred on May 28, 2020.
Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A.
On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO
HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional
19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital.
Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required.
Acquisition of non-controlling interest in Pravaler S.A.
On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to
75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING.
PRAVALER is classified as an associate measured under the equity method.
Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required.
Reduction of non-controlling interest in XP Inc.
On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders subscribed their respective shares of the holding company XP Inc. (XP INC), keeping the percentages in total capital. After the initial public offering held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 result in the primary subscription of XP Inc.
On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.).
On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving rising to a result before taxes of R$ 3,996. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING, which is now 41.00% of capital, giving rising to a result in XP INC primary subscription of R$ 545.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.28

Acquisition of non-controlling interest in Ticket Serviços S.A.

On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers' Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil.

The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments.

In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED's control and management.

Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required.

Itaú CorpBanca

Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders' agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block.

On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA's capital for the amount of R$ 229, and now it holds 39.22%.

The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	12/31/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell[1]	**239,848**	**87**	**239,935**	**198,260**	**162**	**198,422**
Collateral held	63,087	87	63,174	44,901	162	45,063
Collateral repledge	**150,591**	**-**	**150,591**	**134,116**	**-**	**134,116**
Assets received as collateral with right to sell or repledge	20,367	-	20,367	6,644	-	6,644
Assets received as collateral without right to sell or repledge	130,224	-	130,224	127,472	-	127,472
Collateral sold	26,170	-	26,170	19,243	-	19,243
Interbank deposits	48,586	7,051	55,637	31,075	3,506	34,581
Total [2]	**288,434**	**7,138**	**295,572**	**229,335**	**3,668**	**233,003**

(1) The amounts of R$ 11,119 (R$ 8,544 at 12/31/2019) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 176,760 (R$ 153,359 at 12/31/2019) are pledged in guarantee of repurchase commitment transactions.

(2) Includes losses in the amounts of R$ (56) (R$ (8) at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.29

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities are presented in the following table:

	12/31/2020			12/31/2019		
	Cost	Adjustments to Fair Value (in Income) [(2)]	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	**15,407**	**(1,203)**	**14,204**	**9,277**	**(1,010)**	**8,267**
Brazilian government securities [(1a)]	**284,280**	**1,605**	**285,885**	**218,548**	**1,063**	**219,611**
Government securities – abroad [(1b)]	**8,199**	**11**	**8,210**	**1,541**	**(21)**	**1,520**
Argentina	1,480	18	1,498	349	(31)	318
Chile	839	1	840	487	1	488
Colombia	3,599	4	3,603	399	10	409
United States	2,096	(11)	2,085	141	-	141
Mexico	5	-	5	57	-	57
Paraguay	3	-	3	2	-	2
Peru	4	1	5	8	-	8
Uruguay	40	1	41	98	(1)	97
Italy	133	(3)	130	-	-	-
Corporate securities [(1c)]	**78,113**	**(1,081)**	**77,032**	**51,744**	**(1,102)**	**50,642**
Shares	20,063	(1,016)	19,047	15,459	(822)	14,637
Rural product note	2,371	(22)	2,349	-	-	-
Bank deposit certificates	729	-	729	792	-	792
Real estate receivables certificates	561	(13)	548	1,414	30	1,444
Debentures	30,022	(85)	29,937	12,958	(303)	12,655
Eurobonds and other	2,341	42	2,383	2,178	(5)	2,173
Financial bills	15,784	(1)	15,783	18,517	(3)	18,514
Promissory notes	5,588	28	5,616	313	-	313
Other	654	(14)	640	113	1	114
Total	**385,999**	**(668)**	**385,331**	**281,110**	**(1,070)**	**280,040**

(1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 12,181 (R$ 28,759 at 12/31/2019), b) R$ 765 (R$ 329 at 12/31/2019) and c) R$ 8,556 (R$ 104 at 12/31/2019), totaling R$ 21,502 (R$ 29,192 at 12/31/2019).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.30

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:

	12/31/2020		12/31/2019	
	Cost	Fair value	Cost	Fair value
Current	**152,413**	**150,298**	**82,183**	**80,372**
Non-stated maturity	35,470	33,251	24,736	22,904
Up to one year	116,943	117,047	57,447	57,468
Non-current	**233,586**	**235,033**	**198,927**	**199,668**
From one to five years	175,530	176,651	136,727	137,186
From five to ten years	37,783	37,600	41,744	41,759
After ten years	20,273	20,782	20,456	20,723
Total	**385,999**	**385,331**	**281,110**	**280,040**

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 205,820 (R$ 204,530 at 12/31/2019) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table:

	12/31/2020		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	3,699	41	3,740
Total	**3,699**	**41**	**3,740**

	12/31/2019		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	1,016	19	1,035
Total	**1,016**	**19**	**1,035**

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	12/31/2020		12/31/2019	
	Cost	Fair value	Cost	Fair value
Current	**1,806**	**1,826**	**592**	**609**
Up to one year	1,806	1,826	592	609
Non-current	**1,893**	**1,914**	**424**	**426**
From one to five years	1,893	1,914	424	426
Total	**3,699**	**3,740**	**1,016**	**1,035**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.31

Note 6 – Derivatives
ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.
Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.
Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.
Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.
Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.
Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.
The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 18,000 (R$ 15,823 at 12/31/2019) and was basically comprised of government securities.
Further information on internal controls and parameters used to management risks, may be found in Note 32 – Risk and Capital Management.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.32

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2020							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	46,019	60.2	4,064	515	629	1,808	5,117	33,886
Option agreements	20,418	26.7	10,103	2,325	523	5,935	992	540
Forwards (onshore)	2,085	2.7	1,323	367	297	93	5	-
Credit derivatives	156	0.2	-	-	8	7	29	112
NDF - Non Deliverable Forward	7,596	9.9	2,088	2,345	1,387	1,255	323	198
Other Derivative Financial Instruments	230	0.3	56	1	6	1	12	154
Total	**76,504**	**100.0**	**17,634**	**5,553**	**2,850**	**9,099**	**6,478**	**34,890**
% per maturity date			23.0	7.3	3.7	11.9	8.5	45.6

	12/31/2020							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(51,789)	65.1	(7,344)	(651)	(1,135)	(1,826)	(5,573)	(35,260)
Option agreements	(20,262)	25.5	(6,355)	(1,969)	(543)	(9,869)	(998)	(528)
Forwards (onshore)	(905)	1.1	(892)	-	(11)	(2)	-	-
Credit derivatives	(76)	0.1	-	-	-	(2)	(9)	(65)
NDF - Non Deliverable Forward	(6,426)	8.1	(2,200)	(1,669)	(1,013)	(972)	(301)	(271)
Other Derivative Financial Instruments	(47)	0.1	-	(1)	(10)	(1)	(14)	(21)
Total	**(79,505)**	**100.0**	**(16,791)**	**(4,290)**	**(2,712)**	**(12,672)**	**(6,895)**	**(36,145)**
% per maturity date			21.1	5.4	3.4	15.9	8.7	45.5

(*) In the period, the result of Derivative had its amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.33

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2019							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	26,458	63.2	107	1,807	564	1,668	4,464	17,848
Option agreements	8,456	20.2	4,696	1,963	354	726	500	217
Forwards (onshore)	2,162	5.2	940	636	484	87	15	-
Credit derivatives	167	0.4	-	-	5	3	23	136
NDF - Non Deliverable Forward	4,446	10.6	1,251	1,314	787	561	347	186
Other Derivative Financial Instruments	165	0.4	4	-	-	-	6	155
Total	**41,854**	**100.0**	**6,998**	**5,720**	**2,194**	**3,045**	**5,355**	**18,542**
% per maturity date			16.7	13.7	5.2	7.3	12.8	44.3

	12/31/2019							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(32,927)	68.8	(326)	(2,557)	(898)	(1,763)	(8,349)	(19,034)
Option agreements	(9,061)	18.9	(3,668)	(3,494)	(383)	(690)	(571)	(255)
Forwards (onshore)	(754)	1.6	(753)	-	-	(1)	-	-
Credit derivatives	(40)	0.1	-	-	-	(1)	(3)	(36)
NDF - Non Deliverable Forward	(4,971)	10.4	(1,891)	(1,108)	(657)	(637)	(526)	(152)
Other Derivative Financial Instruments	(75)	0.2	(15)	(1)	(2)	(4)	(9)	(44)
Total	**(47,828)**	**100.0**	**(6,653)**	**(7,160)**	**(1,940)**	**(3,096)**	**(9,458)**	**(19,521)**
% per maturity date			13.9	15.0	4.1	6.5	19.7	40.8

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.34

II - Derivatives by index and Risk Fator

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2020	12/31/2020	12/31/2020	12/31/2020
Future contracts	**781,453**	**-**	**-**	**-**
Purchase commitments	**338,165**	**-**	**-**	**-**
Shares	8,300	-	-	-
Commodities	1,170	-	-	-
Interest	304,454	-	-	-
Foreign currency	24,241	-	-	-
Commitments to sell	**443,288**	**-**	**-**	**-**
Shares	7,535	-	-	-
Commodities	2,201	-	-	-
Interest	397,157	-	-	-
Foreign currency	36,395	-	-	-
Swap contracts		**(6,054)**	**284**	**(5,770)**
Asset position	**1,442,449**	**16,840**	**29,179**	**46,019**
Commodities	278	1	-	1
Interest	1,423,134	14,030	27,953	41,983
Foreign currency	19,037	2,809	1,226	4,035
Liability position	**1,442,449**	**(22,894)**	**(28,895)**	**(51,789)**
Shares	108	(12)	2	(10)
Commodities	341	(9)	-	(9)
Interest	1,425,904	(19,112)	(28,584)	(47,696)
Foreign currency	16,096	(3,761)	(313)	(4,074)
Option contracts	**1,738,849**	**22**	**134**	**156**
Purchase commitments – long position	**131,134**	**14,538**	**1,828**	**16,366**
Shares	12,400	345	976	1,321
Commodities	356	14	13	27
Interest	50,771	614	(282)	332
Foreign currency	67,607	13,565	1,121	14,686
Commitments to sell – long position	**743,573**	**2,933**	**1,119**	**4,052**
Shares	14,659	728	62	790
Commodities	75	2	(1)	1
Interest	659,826	1,087	1,373	2,460
Foreign currency	69,013	1,116	(315)	801
Purchase commitments – short position	**129,150**	**(13,934)**	**(1,797)**	**(15,731)**
Shares	13,080	(348)	(1,119)	(1,467)
Commodities	899	(28)	(18)	(46)
Interest	55,369	(532)	318	(214)
Foreign currency	59,802	(13,026)	(978)	(14,004)
Commitments to sell – short position	**734,992**	**(3,515)**	**(1,016)**	**(4,531)**
Shares	13,200	(524)	(156)	(680)
Commodities	246	(10)	6	(4)
Interest	653,376	(978)	(1,317)	(2,295)
Foreign currency	68,170	(2,003)	451	(1,552)
Forward operations (onshore)	**23,989**	**1,195**	**(15)**	**1,180**
Purchases receivable	**18,666**	**1,014**	**(3)**	**1,011**
Shares	304	304	(3)	301
Interest	584	710	-	710
Foreign currency	17,778	-	-	-
Purchases payable obligations	**-**	**(584)**	**-**	**(584)**
Interest	-	(584)	-	(584)
Sales receivable	**1,132**	**1,073**	**1**	**1,074**
Shares	770	765	1	766
Interest	-	308	-	308
Foreign currency	362	-	-	-
Sales deliverable obligations	**4,191**	**(308)**	**(13)**	**(321)**
Interest	308	(308)	-	(308)
Foreign currency	3,883	-	(13)	(13)
Credit derivatives	**20,060**	**(432)**	**512**	**80**
Asset position	**15,877**	**(270)**	**426**	**156**
Shares	2,796	(84)	172	88
Commodities	19	-	1	1
Interest	13,062	(186)	253	67
Liability position	**4,183**	**(162)**	**86**	**(76)**
Shares	1,154	(45)	11	(34)
Commodities	3	-	-	-
Interest	3,026	(117)	75	(42)
NDF - Non Deliverable Forward	**313,463**	**1,214**	**(44)**	**1,170**
Asset position	**156,542**	**7,467**	**129**	**7,596**
Commodities	1,715	278	(16)	262
Foreign currency	154,827	7,189	145	7,334
Liability position	**156,921**	**(6,253)**	**(173)**	**(6,426)**
Commodities	975	(37)	(1)	(38)
Foreign currency	155,946	(6,216)	(172)	(6,388)
Other derivative financial instruments	**6,413**	**181**	**2**	**183**
Asset position	**5,274**	**196**	**34**	**230**
Shares	47	(3)	3	-
Interest	5,225	199	(26)	173
Foreign currency	2	-	57	57
Liability position	**1,139**	**(15)**	**(32)**	**(47)**
Shares	705	(6)	(22)	(28)
Interest	434	(9)	(10)	(19)
	Asset	**43,791**	**32,713**	**76,504**
	Liability	**(47,665)**	**(31,840)**	**(79,505)**
	Total	**(3,874)**	**873**	**(3,001)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365 days**	**12/31/2020**
Future contracts	305,076	242,842	108,338	125,197	781,453
Swap contracts	272,932	123,360	118,617	927,540	1,442,449
Option contracts	1,012,965	216,425	250,966	258,493	1,738,849
Forwards (onshore)	19,013	3,999	972	5	23,989
Credit derivatives	-	8,515	804	10,741	20,060
NDF - Non Deliverable Forward	131,205	124,470	38,006	19,782	313,463
Other derivative financial instruments	15	709	279	5,410	6,413

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.35

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2019	12/31/2019	12/31/2019	12/31/2019
Future contracts	**664,884**	-	-	-
Purchase commitments	**325,468**	-	-	-
Shares	1,084	-	-	-
Commodities	76	-	-	-
Interest	301,898	-	-	-
Foreign currency	22,410	-	-	-
Commitments to sell	**339,416**	-	-	-
Shares	1,163	-	-	-
Commodities	1,049	-	-	-
Interest	308,824	-	-	-
Foreign currency	28,380	-	-	-
Swap contracts		**(5,267)**	**(1,202)**	**(6,469)**
Asset position	**1,094,378**	**5,566**	**20,892**	**26,458**
Commodities	574	-	9	9
Interest	1,075,534	4,596	19,813	24,409
Foreign currency	18,270	970	1,070	2,040
Liability position	**1,094,378**	**(10,833)**	**(22,094)**	**(32,927)**
Shares	49	(9)	-	(9)
Commodities	855	-	(12)	(12)
Interest	1,068,660	(9,383)	(21,855)	(31,238)
Foreign currency	24,814	(1,441)	(227)	(1,668)
Option contracts	**1,720,205**	**(546)**	**(59)**	**(605)**
Purchase commitments – long position	**245,824**	**6,191**	**(6)**	**6,185**
Shares	11,513	256	515	771
Commodities	268	7	10	17
Interest	188,110	465	(331)	134
Foreign currency	45,933	5,463	(200)	5,263
Commitments to sell – long position	**626,187**	**1,667**	**604**	**2,271**
Shares	12,294	396	(40)	356
Commodities	228	5	(2)	3
Interest	568,442	513	887	1,400
Foreign currency	45,223	753	(241)	512
Purchase commitments – short position	**172,703**	**(6,671)**	**(19)**	**(6,690)**
Shares	6,312	(180)	(451)	(631)
Commodities	235	(10)	(8)	(18)
Interest	129,647	(412)	329	(83)
Foreign currency	36,509	(6,069)	111	(5,958)
Commitments to sell – short position	**675,491**	**(1,733)**	**(638)**	**(2,371)**
Shares	11,152	(269)	(37)	(306)
Commodities	485	(11)	-	(11)
Interest	621,405	(428)	(888)	(1,316)
Foreign currency	42,449	(1,025)	287	(738)
Forward operations (onshore)	**5,134**	**1,412**	**(4)**	**1,408**
Purchases receivable	**668**	**796**	**(6)**	**790**
Shares	488	488	(6)	482
Interest	160	308	-	308
Foreign currency	20	-	-	-
Purchases payable obligations	**660**	**(160)**	-	**(160)**
Interest	-	(160)	-	(160)
Foreign currency	660	-	-	-
Sales receivable	**1,653**	**1,368**	**4**	**1,372**
Shares	786	776	3	779
Interest	-	592	1	593
Foreign currency	867	-	-	-
Sales deliverable obligations	**2,153**	**(592)**	**(2)**	**(594)**
Interest	592	(592)	(1)	(593)
Foreign currency	1,561	-	(1)	(1)
Credit derivatives	**12,739**	**(236)**	**363**	**127**
Asset position	**9,878**	**(165)**	**332**	**167**
Shares	2,307	(81)	215	134
Commodities	27	(1)	3	2
Interest	7,423	(87)	114	27
Foreign currency	121	4	-	4
Liability position	**2,861**	**(71)**	**31**	**(40)**
Shares	719	(28)	8	(20)
Commodities	2	-	-	-
Interest	2,140	(43)	23	(20)
NDF - Non Deliverable Forward	**295,508**	**(552)**	**27**	**(525)**
Asset position	**138,772**	**4,239**	**207**	**4,446**
Commodities	570	34	(1)	33
Foreign currency	138,202	4,205	208	4,413
Liability position	**156,736**	**(4,791)**	**(180)**	**(4,971)**
Commodities	316	(10)	(1)	(11)
Foreign currency	156,420	(4,781)	(179)	(4,960)
Other derivative financial instruments	**6,581**	**216**	**(126)**	**90**
Asset position	**5,428**	**226**	**(61)**	**165**
Interest	5,428	226	(65)	161
Foreign currency	-	-	4	4
Liability position	**1,153**	**(10)**	**(65)**	**(75)**
Shares	695	2	(41)	(39)
Interest	458	(12)	(6)	(18)
Foreign currency	-	-	(18)	(18)
	Asset	**19,888**	**21,966**	**41,854**
	Liability	**(24,861)**	**(22,967)**	**(47,828)**
	Total	**(4,973)**	**(1,001)**	**(5,974)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2019
Future contracts	196,055	238,485	87,747	142,597	664,884
Swap contracts	24,094	204,065	103,013	763,206	1,094,378
Option contracts	988,793	320,300	258,488	152,624	1,720,205
Forwards (onshore)	953	2,514	1,651	16	5,134
Credit derivatives	-	4,746	733	7,260	12,739
NDF - Non Deliverable Forward	105,809	129,278	38,851	21,570	295,508
Other derivative financial instruments	12	786	320	5,463	6,581

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.36

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2020						
	Future contracts	Swap contracts	Option contracts	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**781,453**	**835,744**	**1,617,643**	**23,097**	**3,743**	**67,887**	**-**
Over-the-counter market	**-**	**606,705**	**121,206**	**892**	**16,317**	**245,576**	**6,413**
Financial institutions	-	531,303	84,865	892	16,317	124,124	5,140
Companies	-	69,337	35,021	-	-	120,476	1,273
Individuals	-	6,065	1,320	-	-	976	-
Total	**781,453**	**1,442,449**	**1,738,849**	**23,989**	**20,060**	**313,463**	**6,413**

	12/31/2019						
	Future contracts	Swap contracts	Option contracts	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**664,884**	**595,221**	**1,624,988**	**4,381**	**61**	**69,463**	**-**
Over-the-counter market	**-**	**499,157**	**95,217**	**753**	**12,678**	**226,045**	**6,581**
Financial institutions	-	398,585	66,291	292	12,678	125,550	5,340
Companies	-	69,185	28,511	461	-	99,151	1,241
Individuals	-	31,387	415	-	-	1,344	-
Total	**664,884**	**1,094,378**	**1,720,205**	**5,134**	**12,739**	**295,508**	**6,581**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.37

IV - Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	12/31/2020				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	8,501	1,181	3,928	3,372	20
TRS	7,854	7,854	-	-	-
Total by instrument	**16,355**	**9,035**	**3,928**	**3,372**	**20**
By risk rating					
Investment grade	752	296	372	84	-
Below investment grade	15,603	8,739	3,556	3,288	20
Total by risk	**16,355**	**9,035**	**3,928**	**3,372**	**20**
By reference entity					
Brazilian government	12,433	8,255	1,627	2,551	-
Governments – abroad	243	66	122	55	-
Private entities	3,679	714	2,179	766	20
Total by entity	**16,355**	**9,035**	**3,928**	**3,372**	**20**

	12/31/2019				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	6,283	1,013	2,675	2,539	56
TRS	4,161	4,161	-	-	-
Total by instrument	**10,444**	**5,174**	**2,675**	**2,539**	**56**
By risk rating					
Investment grade	1,049	135	602	312	-
Below investment grade	9,395	5,039	2,073	2,227	56
Total by risk	**10,444**	**5,174**	**2,675**	**2,539**	**56**
By reference entity					
Brazilian government	7,301	4,921	1,117	1,263	-
Governments – abroad	200	34	88	78	-
Private entities	2,943	219	1,470	1,198	56
Total by entity	**10,444**	**5,174**	**2,675**	**2,539**	**56**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.38

12/31/2020
Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount
CDS (8,501) 3,705 (4,796) TRS (7,854) — (7,854)
Total (16,355) 3,705 (12,650)
12/31/2019
Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount
CDS (6,283) 2,295 (3,988) TRS (4,161) — (4,161)
Total (10,444) 2,295 (8,149)
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.39

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2020					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	239,935	-	239,935	(1,657)	-	238,278
Derivatives financial instruments	76,504	-	76,504	(15,621)	-	60,883

	12/31/2019					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	198,422	-	198,422	(596)	-	197,826
Derivatives financial instruments	41,854	-	41,854	(14,121)	-	27,733

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2020					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	273,364	-	273,364	(42,161)	-	231,203
Derivatives financial instruments	79,505	-	79,505	(15,621)	(574)	63,310

	12/31/2019					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	256,583	-	256,583	(23,509)	-	233,074
Derivatives financial instruments	47,828	-	47,828	(14,121)	(148)	33,559

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.40

Note 7 – Hedge accounting
There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations.
In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:
• Interest Rate: Risk of loss in transactions subject to interest rate variations;
• Currency: Risk of loss in transactions subject to foreign exchange variation.
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks.
The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.
The other risk factors hedged by the institution are shown in Note 32.
To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non deliverable forwards), Forwards, Swaps and Financial Assets are used.
ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.
The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item.
a) Cash flow hedge
The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.
ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:
Interest rate risks:
• Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts;
• Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts;
• Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts;
• Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts;
• Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts;
• Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts;
• Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.
*UF – Chilean unit of account / TPM – Monetary policy rate
ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.
For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.41

Strategies	Heading	12/31/2020					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	103,407	(2,423)	(2,458)	103,407	(2,429)
Hedge of assets transactions	Loans and lease operations and Securities	5,673	-	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	29,533	-	697	697	31,417	699
Hedge of loan operations	Loans and lease operations	327	-	12	12	316	15
Hedge of funding	Deposits	-	2,007	(10)	(10)	1,996	(11)
Hedge of assets denominated in UF	Securities	16,674	-	(4)	(4)	16,677	(1)
Foreign exchange risk							
Hedge of highly probable forecast transactions		1,314	-	(105)	148	1,314	(105)
Total		**53,521**	**105,414**	**(1,767)**	**(1,549)**	**160,870**	**(1,766)**

Strategies	Heading	12/31/2019					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	24,543	(2,808)	(3,310)	24,543	(2,814)
Hedge of assets transactions	Loans and lease operations and Securities	5,564	-	91	91	5,656	91
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	30,896	-	520	520	32,130	523
Hedge of loan operations	Loans and lease operations	269	-	12	12	257	14
Hedge of funding	Deposits	-	4,617	(27)	(22)	4,590	(27)
Hedge of assets denominated in UF	Securities	12,588	-	6	6	12,582	5
Foreign exchange risk							
Hedge of highly probable forecast transactions		294	-	(11)	179	294	(11)
Total		**49,611**	**29,160**	**(2,217)**	**(2,524)**	**80,052**	**(2,219)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 218 (R$ (307) at 12/31/2019).

Hedge Instruments	12/31/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	140,567	146	-	(1,664)	(1,660)	(4)	(381)
Swap	18,989	2,007	17,006	3	(2)	5	-
Foreign exchange risk							
Futures	1,314	5	298	(105)	(105)	-	-
Total	**160,870**	**2,158**	**17,304**	**(1,766)**	**(1,767)**	**1**	**(381)**

Hedge Instruments	12/31/2019						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	62,329	-	14	(2,200)	(2,197)	(3)	(762)
Swap	17,429	4,617	12,858	(8)	(9)	1	-
Foreign exchange risk							
Futures	294	-	156	(11)	(11)	-	-
Total	**80,052**	**4,617**	**13,028**	**(2,219)**	**(2,217)**	**(2)**	**(762)**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.42

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office.

The risk hedged in this type of strategy is the currency risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.

Strategies	12/31/2020					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	15,277	-	(14,598)	(14,598)	24,619	(14,601)
Total	**15,277**	**-**	**(14,598)**	**(14,598)**	**24,619**	**(14,601)**

Strategies	12/31/2019					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	14,396	-	(7,217)	(7,217)	16,947	(7,220)
Total	**14,396**	**-**	**(7,217)**	**(7,217)**	**16,947**	**(7,220)**

(1) Hedge instruments consider the gross tax position.
(2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation.

Hedge instruments	12/31/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	44,186	-	150	(18,732)	(18,695)	(37)	-
Forward	(4,262)	4,474	-	332	305	27	-
NDF - Non Deliverable Forward	(15,196)	538	-	3,556	3,547	9	-
Financial Assets	(109)	109	-	243	245	(2)	-
Total	**24,619**	**5,121**	**150**	**(14,601)**	**(14,598)**	**(3)**	**-**

Hedge instruments	12/31/2019						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	32,966	228	-	(12,329)	(12,292)	(37)	-
Forward	(2,990)	2,977	-	408	381	27	-
NDF - Non Deliverable Forward	(11,525)	260	-	4,443	4,434	9	-
Financial Assets	(1,504)	1,523	-	258	260	(2)	-
Total	**16,947**	**4,988**	**-**	**(7,220)**	**(7,217)**	**(3)**	**-**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.43

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	12/31/2020						
	Hedge Item					Hedge Instruments (2)	
	Book Value (1)		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,205	-	9,616	-	411	9,205	(423)
Hedge of funding	-	10,200	-	11,591	(1,391)	10,200	1,390
Hedge of securities at fair value through other comprehensive income	10,192	-	10,412	-	220	10,383	(226)
Total	**19,397**	**10,200**	**20,028**	**11,591**	**(760)**	**29,788**	**741**

Strategies	12/31/2019						
	Hedge Item					Hedge Instruments	
	Book Value (1)		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,386	-	7,642	-	256	7,386	(264)
Hedge of funding	-	7,436	-	8,195	(759)	7,436	775
Hedge of securities at fair value through other comprehensive income	4,482	-	4,574	-	92	4,609	(85)
Total	**11,868**	**7,436**	**12,216**	**8,195**	**(411)**	**19,431**	**426**

(1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

(2) Comprises the amount of R$ 4,915 at 12/31/2020, related to instruments exposed by the change in reference interest rates - IBORs.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.44

12/31/2020
Book value (1) Variation in fair value used
Hedge Instruments Notional to calculate hedge Hedge ineffectiveness amount Assets Liabilities recognized in income ineffectiveness Interest rate risk
Swap (2)29,7882,8715,812741(19)
Total29,7882,8715,812741(19)
12/31/2019
Hedge Instruments Notional Book value (1) Variation in fair value used Hedge ineffectiveness to calculate hedge amount Assets Liabilities recognized in income ineffectiveness Interest rate risk
Swap (2)19,4317664,63642615
Total19,4317664,63642615
(1) Amounts recorded under heading Derivatives.
(2) The amount of R$ 183 is no longer qualified as hedge, with effect on result of R$ (17) (R$ 408 at 12/31/2019, with effect on result of R$ (15) from 01/01 to 12/31/2019).
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.45

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

Strategies	12/31/2020			12/31/2019		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	103,407	158	103,407	24,543	(37)	24,543
Hedge of highly probable forecast transactions	1,314	(105)	1,314	294	(11)	294
Hedge of net investment in foreign operations	24,619	4,971	15,277	16,947	4,988	14,396
Hedge of loan operations (Fair value)	9,205	(423)	9,205	7,386	(264)	7,386
Hedge of loan operations (Cash flow)	316	15	327	257	14	269
Hedge of funding (Fair value)	10,200	1,390	10,200	7,436	775	7,436
Hedge of funding (Cash flow)	1,996	(11)	2,007	4,590	(27)	4,617
Hedge of assets transactions	5,743	66	5,673	5,656	91	5,564
Hedge of asset-backed securities under repurchase agreements	31,417	(11)	29,533	32,130	20	30,896
Hedge of assets denominated in UF	16,677	(1)	16,674	12,582	5	12,588
Hedge of securities at fair value through other comprehensive income	10,383	(226)	10,192	4,609	(85)	4,482
Total		**5,823**			**5,469**	

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	70,200	9,077	13,059	5,504	4,848	719	-	103,407
Hedge of highly probable forecast transactions	1,314	-	-	-	-	-	-	1,314
Hedge of net investment in foreign operations (*)	24,619	-	-	-	-	-	-	24,619
Hedge of loan operations (Fair value)	2,999	1,793	1,297	447	898	1,771	-	9,205
Hedge of loan operations (Cash flow)	212	104	-	-	-	-	-	316
Hedge of funding (Fair value)	213	657	549	176	581	5,448	2,576	10,200
Hedge of funding (Cash flow)	1,765	27	204	-	-	-	-	1,996
Hedge of assets transactions	3,604	2,139	-	-	-	-	-	5,743
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	-	804	-	-	31,417
Hedge of assets denominated in UF	15,400	1,277	-	-	-	-	-	16,677
Hedge of securities at fair value through other comprehensive income	5,876	1,382	10	-	719	2,396	-	10,383
Total	**148,388**	**18,753**	**21,249**	**6,127**	**7,850**	**10,334**	**2,576**	**215,277**

	12/31/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	5,533	4,409	1,627	8,464	-	4,510	-	24,543
Hedge of highly probable forecast transactions	294	-	-	-	-	-	-	294
Hedge of net investment in foreign operations (*)	16,947	-	-	-	-	-	-	16,947
Hedge of loan operations (Fair value)	381	2,490	1,248	993	623	1,111	540	7,386
Hedge of loan operations (Cash flow)	27	156	74	-	-	-	-	257
Hedge of funding (Fair value)	299	152	375	423	129	4,220	1,838	7,436
Hedge of funding (Cash flow)	2,562	-	-	1,646	161	221	-	4,590
Hedge of assets transactions	-	3,671	1,985	-	-	-	-	5,656
Hedge of asset-backed securities under repurchase agreements	6,225	18,739	812	5,621	-	733	-	32,130
Hedge of assets denominated in UF	9,628	2,954	-	-	-	-	-	12,582
Hedge of securities at fair value through other comprehensive income	4,230	-	28	-	-	351	-	4,609
Total	**46,126**	**32,571**	**6,149**	**17,147**	**913**	**11,146**	**2,378**	**116,430**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.46

Note 8 – Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	12/31/2020				12/31/2019			
	Gross carrying amount	Fair value adjustments (in stockholders' equity) (2)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities (1a)	**65,235**	**2,714**	**-**	**67,949**	**48,718**	**2,014**	**-**	**50,732**
Other government securities	**36**	**-**	**(36)**	**-**	**36**	**-**	**(36)**	**-**
Government securities – abroad (1b)	**34,365**	**38**	**(1)**	**34,402**	**20,638**	**(64)**	**(3)**	**20,571**
Germany	-	-	-	-	23	-	-	23
Colombia	3,913	73	-	3,986	3,851	27	-	3,878
Chile	21,639	12	-	21,651	11,119	89	-	11,208
United States	3,751	(1)	-	3,750	2,758	(2)	-	2,756
Italy	-	-	-	-	328	1	-	329
Mexico	1,180	1	-	1,181	-	-	-	-
Paraguay	3,008	(60)	(1)	2,947	1,957	(174)	(3)	1,780
Uruguay	874	13	-	887	602	(5)	-	597
Corporate securities (1c)	**7,799**	**(152)**	**(56)**	**7,591**	**5,308**	**96**	**(47)**	**5,357**
Shares	1,640	(258)	-	1,382	83	66	-	149
Bank deposit certificates	305	2	-	307	2,371	-	-	2,371
Securitized real estate loans	-	-	-	-	25	1	-	26
Debentures	956	(23)	(44)	889	387	(10)	(43)	334
Eurobonds and other	4,895	127	(9)	5,013	2,439	39	(1)	2,477
Other	3	-	(3)	-	3	-	(3)	-
Total	**107,435**	**2,600**	**(93)**	**109,942**	**74,700**	**2,046**	**(86)**	**76,660**

(1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 35,203 (R$ 27,864 at 12/31/2019), b) R$ 2,398 (R$ 590 at 12/31/2019) and c) R$ 518, totaling R$ 38,119 (R$ 28,454 at 12/31/2019).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	12/31/2020		12/31/2019	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**33,094**	**32,872**	**10,258**	**10,272**
Non-stated maturity	1,640	1,382	83	149
Up to one year	31,454	31,490	10,175	10,123
Non-current	**74,341**	**77,070**	**64,442**	**66,388**
From one to five years	52,825	54,452	45,704	46,456
From five to ten years	14,084	14,852	11,101	11,649
After ten years	7,432	7,766	7,637	8,283
Total	**107,435**	**109,942**	**74,700**	**76,660**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	12/31/2020			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Shares	1,640	(258)	-	1,382
Total	**1,640**	**(258)**	**-**	**1,382**

	12/31/2019			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Shares	83	66	-	149
Total	**83**	**66**	**-**	**149**

In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	12/31/2020		12/31/2019	
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	**1,640**	**1,382**	**83**	**149**
Non-stated maturity	1,640	1,382	83	149

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.47

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2020
Financial assets at fair value through other comprehensive income	**(86)**	**(8)**	**(17)**	**18**	**-**	**-**	**-**	**-**	**(93)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(3)**	**2**	**(1)**	**1**	**-**	**-**	**-**	**-**	**(1)**
Corporate securities	**(47)**	**(10)**	**(16)**	**17**	**-**	**-**	**-**	**-**	**(56)**
Debentures	(43)	-	(1)	-	-	-	-	-	(44)
Eurobonds and other	(1)	(10)	(15)	17	-	-	-	-	(9)
Other	(3)	-	-	-	-	-	-	-	(3)

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2019
Financial assets at fair value through other comprehensive income	**(85)**	**-**	**(1)**	**-**	**-**	**-**	**-**	**-**	**(86)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	-	**(2)**	**(1)**	-	-	-	-	-	**(3)**
Corporate securities	**(49)**	**2**	**-**	**-**	**-**	**-**	**-**	**-**	**(47)**
Debentures	(43)	-	-	-	-	-	-	-	(43)
Eurobond and other	(3)	2	-	-	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	-	-	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	12/31/2020			12/31/2019		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities [(1a)]	**64,568**	**(44)**	**64,524**	**56,355**	**(52)**	**56,303**
Government securities – abroad	**19,095**	**(14)**	**19,081**	**17,226**	**-**	**17,226**
Colombia	500	-	500	335	-	335
Chile	705	(1)	704	621	-	621
Korea	3,951	(4)	3,947	3,427	-	3,427
Spain	4,847	(3)	4,844	4,984	-	4,984
United States	-	-	-	80	-	80
Mexico	9,042	(6)	9,036	7,763	-	7,763
Uruguay	50	-	50	16	-	16
Corporate securities [(1b)]	**46,141**	**(3,007)**	**43,134**	**59,538**	**(2,601)**	**56,937**
Rural product note	3,499	(25)	3,474	5,388	(47)	5,341
Bank deposit certificates	30	-	30	54	-	54
Real estate receivables certificates	4,806	(12)	4,794	5,844	(2)	5,842
Debentures	34,849	(2,952)	31,897	41,053	(2,532)	38,521
Eurobonds and other	209	(1)	208	1,083	(1)	1,082
Promissory notes	2,023	(10)	2,013	5,001	(3)	4,998
Other	725	(7)	718	1,115	(16)	1,099
Total	**129,804**	**(3,065)**	**126,739**	**133,119**	**(2,653)**	**130,466**

(1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 13,786 (R$ 9,583 at 12/31/2019); b) R$ 14,364 (R$ 17,457 at 12/31/2019), totaling R$ 28,150 (R$ 27,040 at 12/31/2019).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	12/31/2020		12/31/2019	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**38,285**	**37,672**	**30,113**	**29,766**
Up to one year	38,285	37,672	30,113	29,766
Non-current	**91,519**	**89,067**	**103,006**	**100,700**
From one to five years	56,447	55,070	57,120	56,178
From five to ten years	24,434	23,697	34,599	33,512
After ten years	10,638	10,300	11,287	11,010
Total	**129,804**	**126,739**	**133,119**	**130,466**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.48

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	(198)	(113)	(172)	311	21	-	-	(34)	(185)
Brazilian government securities	(52)	8	-	-	-	-	-	-	(44)
Government securities - abroad	-	8	(34)	12	-	-	-	-	(14)
Chile	-	(1)	-	-	-	-	-	-	(1)
Colombia	-	-	(2)	2	-	-	-	-	-
Korea	-	7	(14)	3	-	-	-	-	(4)
Spain	-	-	(3)	-	-	-	-	-	(3)
Mexico	-	2	(15)	7	-	-	-	-	(6)
Corporate securities	(146)	(129)	(138)	299	21	-	-	(34)	(127)
Rural product note	(9)	15	(44)	15	-	-	-	-	(23)
Real estate receivables certificates	(2)	(10)	(9)	13	-	-	-	-	(8)
Debentures	(131)	(124)	(60)	250	21	-	-	(34)	(78)
Eurobond and other	(1)	(6)	(2)	8	-	-	-	-	(1)
Promissory notes	(3)	(7)	(10)	10	-	-	-	-	(10)
Other	-	3	(13)	3	-	-	-	-	(7)

Stage 2	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	(58)	(9)	(67)	61	-	54	(21)	(13)	(53)
Corporate securities	(58)	(9)	(67)	61	-	54	(21)	(13)	(53)
Rural product note	(5)	(3)	-	5	-	1	-	-	(2)
Real estate receivables certificates	-	(4)	-	-	-	-	-	-	(4)
Debentures	(53)	(1)	(67)	55	-	53	(21)	(13)	(47)
Eurobond and other	-	(1)	-	1	-	-	-	-	-

Stage 3	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2020
Financial assets at amortized cost	(2,397)	(1,278)	(238)	1,093	34	13	-	(54)	(2,827)
Corporate securities	(2,397)	(1,278)	(238)	1,093	34	13	-	(54)	(2,827)
Rural product note	(33)	(7)	(1)	42	-	-	-	(1)	-
Debentures	(2,348)	(1,287)	(207)	1,021	34	13	-	(53)	(2,827)
Other	(16)	16	(30)	30	-	-	-	-	-

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2019
Financial assets at amortized cost	(223)	36	(38)	48	74	-	(75)	(20)	(198)
Brazilian government securities	-	7	-	-	-	-	(59)	-	(52)
Government securities - abroad - Colombia	(4)	5	(3)	2	-	-	-	-	-
Corporate securities	(219)	24	(35)	46	74	-	(16)	(20)	(146)
Rural product note	(7)	4	(7)	1	-	-	-	-	(9)
Real estate receivables certificates	(2)	-	(4)	23	-	-	-	(19)	(2)
Debentures	(206)	19	(21)	20	74	-	(16)	(1)	(131)
Eurobond and other	(2)	-	-	1	-	-	-	-	(1)
Promissory notes	(2)	1	(3)	1	-	-	-	-	(3)

Stage 2	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2019
Financial assets at amortized cost	(824)	82	(2)	66	75	619	(74)	-	(58)
Brazilian government securities	(59)	-	-	-	59	-	-	-	-
Corporate securities	(765)	82	(2)	66	16	619	(74)	-	(58)
Rural product note	-	(8)	(2)	-	-	5	-	-	(5)
Debentures	(765)	90	-	66	16	614	(74)	-	(53)

Stage 3	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2019
Financial assets at amortized cost	(2,599)	(35)	(193)	1,029	20	-	-	(619)	(2,397)
Corporate securities	(2,599)	(35)	(193)	1,029	20	-	-	(619)	(2,397)
Rural product note	(173)	(3)	(50)	198	-	-	-	(5)	(33)
Real estate receivables certificates	(361)	16	-	326	19	-	-	-	-
Debentures	(2,037)	(48)	(127)	477	1	-	-	(614)	(2,348)
Promissory notes	(11)	-	-	11	-	-	-	-	-
Other	(17)	-	(16)	17	-	-	-	-	(16)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.49

Note 10—Loan and lease operations
a) Composition of loans and lease operations portfolio
Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:
Loans and lease operations by type 12/31/2020 12/31/2019
Individuals255,483240,490
Credit card87,07391,676 Personal loan35,34634,892 Payroll loans55,50849,608 Vehicles23,29018,968 Mortgage loans54,26645,346
Corporate134,521100,789 Micro / small and medium companies121,95590,733 Foreign loans—Latin America202,145153,779 Total loans and lease operations714,104585,791
Provision for Expected Loss (1)(48,322)(37,508)
Total loans and lease operations, net of Expected Credit Loss665,782548,283
(1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (907) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,485) (R$ (3,303) at 12/31/2019).
By maturity 12/31/2020 12/31/2019
Overdue as from 1 day18,68321,263 Falling due up to 3 months172,497165,028 Falling due from 3 months to 12 months181,033149,388 Falling due after 1 year341,891250,112
Total loans and lease operations714,104585,791
By concentration 12/31/2020 12/31/2019
Largest debtor7,243 5,389 10 largest debtors37,86329,340 20 largest debtors54,81244,712 50 largest debtors83,43871,965 100 largest debtors112,33397,695
The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1—By business sector.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.50

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	199,907	(32,363)	(1,779)	10,186	38	-	23,169	199,158
Corporate	91,448	(2,822)	(82)	996	299	-	33,826	123,665
Micro / Small and medium companies	77,722	(14,370)	(1,501)	4,827	875	-	29,231	96,784
Foreign loans - Latin America	132,812	(12,793)	(2,456)	3,229	47	-	46,762	167,601
Total	**501,889**	**(62,348)**	**(5,818)**	**19,238**	**1,259**	**-**	**132,988**	**587,208**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	19,070	(10,186)	(7,158)	32,363	964	-	(4,260)	30,793
Corporate	911	(996)	(370)	2,822	51	-	375	2,793
Micro / Small and medium companies	7,225	(4,827)	(2,193)	14,370	483	-	907	15,965
Foreign loans - Latin America	14,714	(3,229)	(11,998)	12,793	834	-	3,578	16,692
Total	**41,920**	**(19,238)**	**(21,719)**	**62,348**	**2,332**	**-**	**600**	**66,243**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	21,513	(38)	(964)	1,779	7,158	(11,764)	7,848	25,532
Corporate	8,430	(299)	(51)	82	370	570	(1,039)	8,063
Micro / Small and medium companies	5,786	(875)	(483)	1,501	2,193	(1,836)	2,920	9,206
Foreign loans - Latin America	6,253	(47)	(834)	2,456	11,998	(608)	(1,366)	17,852
Total	**41,982**	**(1,259)**	**(2,332)**	**5,818**	**21,719**	**(13,638)**	**8,363**	**60,653**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	240,490	(11,764)	26,757	255,483
Corporate	100,789	570	33,162	134,521
Micro / Small and medium companies	90,733	(1,836)	33,058	121,955
Foreign loans - Latin America	153,779	(608)	48,974	202,145
Total	**585,791**	**(13,638)**	**141,951**	**714,104**

(*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of gross portfolio of loan and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	177,488	(19,661)	(2,009)	8,680	-	-	35,409	199,907
Corporate	87,344	(904)	(36)	875	8	-	4,161	91,448
Micro / Small and medium companies	60,471	(5,484)	(823)	3,224	44	-	20,290	77,722
Foreign loans - Latin America	134,323	(12,022)	(1,001)	5,029	74	-	6,409	132,812
Total	**459,626**	**(38,071)**	**(3,869)**	**17,808**	**126**	**-**	**66,269**	**501,889**

Stage 2	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	17,029	(8,680)	(7,579)	19,661	977	-	(2,338)	19,070
Corporate	2,038	(875)	(753)	904	1	-	(404)	911
Micro / Small and medium companies	6,059	(3,224)	(1,841)	5,484	483	-	264	7,225
Foreign loans - Latin America	11,768	(5,029)	(3,335)	12,022	731	-	(1,443)	14,714
Total	**36,894**	**(17,808)**	**(13,508)**	**38,071**	**2,192**	**-**	**(3,921)**	**41,920**

Stage 3	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	18,047	-	(977)	2,009	7,579	(9,710)	4,565	21,513
Corporate	9,674	(8)	(1)	36	753	(868)	(1,156)	8,430
Micro / Small and medium companies	5,869	(44)	(483)	823	1,841	(2,011)	(209)	5,786
Foreign loans - Latin America	5,981	(74)	(731)	1,001	3,335	(1,710)	(1,549)	6,253
Total	**39,571**	**(126)**	**(2,192)**	**3,869**	**13,508**	**(14,299)**	**1,651**	**41,982**

Consolidated 3 Stages	Balance at 12/31/2018	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	212,564	(9,710)	37,636	240,490
Corporate	99,056	(868)	2,601	100,789
Micro / Small and medium companies	72,399	(2,011)	20,345	90,733
Foreign loans - Latin America	152,072	(1,710)	3,417	153,779
Total	**536,091**	**(14,299)**	**63,999**	**585,791**

(*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.51

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(5,215)	1,541	197	(525)	-	-	(1,401)	(5,403)
Corporate	(506)	205	3	(180)	(17)	-	(245)	(740)
Micro / Small and medium companies	(1,092)	698	90	(306)	(41)	-	(622)	(1,273)
Foreign loans - Latin America	(1,353)	275	513	(104)	(12)	-	(1,708)	(2,389)
Total	**(8,166)**	**2,719**	**803**	**(1,115)**	**(70)**	**-**	**(3,976)**	**(9,805)**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(2,811)	525	2,872	(1,541)	(69)	-	(2,231)	(3,255)
Corporate	(91)	180	63	(205)	(9)	-	(1,199)	(1,261)
Micro / Small and medium companies	(890)	306	550	(698)	(92)	-	(513)	(1,337)
Foreign loans - Latin America	(2,765)	104	2,084	(275)	(218)	-	(959)	(2,029)
Total	**(6,557)**	**1,115**	**5,569**	**(2,719)**	**(388)**	**-**	**(4,902)**	**(7,882)**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(11,427)	-	69	(197)	(2,872)	11,764	(9,809)	(12,472)
Corporate	(6,288)	17	9	(3)	(63)	(570)	946	(5,952)
Micro / Small and medium companies	(2,567)	41	92	(90)	(550)	1,836	(2,521)	(3,759)
Foreign loans - Latin America	(2,503)	12	218	(513)	(2,084)	608	(4,190)	(8,452)
Total	**(22,785)**	**70**	**388**	**(803)**	**(5,569)**	**13,638**	**(15,574)**	**(30,635)**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	(Increase) / Reversal [2]	Closing balance at 12/31/2020 [3]
Individuals	(19,453)	11,764	(13,441)	(21,130)
Corporate	(6,885)	(570)	(498)	(7,953)
Micro / Small and medium companies	(4,549)	1,836	(3,656)	(6,369)
Foreign loans - Latin America	(6,621)	608	(6,857)	(12,870)
Total	**(37,508)**	**13,638**	**(24,452)**	**(48,322)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) The increase in the Expected Credit Loss is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33a).

(3) Comprises Expected Credit Loss for Financial Guarantees R$ (907) (R$ (837) at 12/31/2019) and Loan Commitments R$ (3,485) (R$ (3,303) at 12/31/2019).

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2019
Individuals	(3,892)	846	282	(264)	-	-	(2,187)	(5,215)
Corporate	(520)	59	1	(158)	-	-	112	(506)
Micro / Small and medium companies	(1,123)	225	72	(148)	(10)	-	(108)	(1,092)
Foreign loans - Latin America	(1,396)	258	18	(160)	(40)	-	(33)	(1,353)
Total	**(6,931)**	**1,388**	**373**	**(730)**	**(50)**	**-**	**(2,216)**	**(8,166)**

Stage 2	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2019
Individuals	(2,116)	264	3,117	(846)	(155)	-	(3,075)	(2,811)
Corporate	(549)	158	245	(59)	-	-	114	(91)
Micro / Small and medium companies	(603)	148	514	(225)	(144)	-	(580)	(890)
Foreign loans - Latin America	(1,183)	160	562	(258)	(268)	-	(1,778)	(2,765)
Total	**(4,451)**	**730**	**4,438**	**(1,388)**	**(567)**	**-**	**(5,319)**	**(6,557)**

Stage 3	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2019
Individuals	(8,417)	-	155	(282)	(3,117)	9,710	(9,476)	(11,427)
Corporate	(8,231)	-	-	(1)	(245)	868	1,321	(6,288)
Micro / Small and medium companies	(2,873)	10	144	(72)	(514)	2,011	(1,273)	(2,567)
Foreign loans - Latin America	(2,606)	40	268	(18)	(562)	1,710	(1,335)	(2,503)
Total	**(22,127)**	**50**	**567**	**(373)**	**(4,438)**	**14,299**	**(10,763)**	**(22,785)**

Consolidated 3 Stages	Balance at 12/31/2018	Derecognition	(Increase) / Reversal [2]	Closing balance at 12/31/2019 [3]
Individuals	(14,425)	9,710	(14,738)	(19,453)
Corporate	(9,300)	868	1,547	(6,885)
Micro / Small and medium companies	(4,599)	2,011	(1,961)	(4,549)
Foreign loans - Latin America	(5,185)	1,710	(3,146)	(6,621)
Total	**(33,509)**	**14,299**	**(18,298)**	**(37,508)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Change in macroeconomic scenarios used gave rise, in the fourth quarter, to a reversal of the Provision for Expected Loss in the amount of R$ 8.

(3) Comprises expected credit loss for Financial Guarantees R$ (837) (R$ (1,191) at 12/31/2018) and Loan Commitments R$ (3,303) (R$ (2,601) at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.52

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	12/31/2020			12/31/2019		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,277**	**(597)**	**1,680**	**1,899**	**(421)**	**1,478**
Up to 1 year	2,277	(597)	1,680	1,899	(421)	1,478
Non-current	**10,553**	**(2,956)**	**7,597**	**8,613**	**(2,640)**	**5,973**
From 1 to 2 years	1,809	(472)	1,337	1,535	(439)	1,096
From 2 to 3 years	1,424	(398)	1,026	1,223	(368)	855
From 3 to 4 years	1,153	(337)	816	982	(310)	672
From 4 to 5 years	930	(289)	641	1,001	(287)	714
Over 5 years	5,237	(1,460)	3,777	3,872	(1,236)	2,636
Total	**12,830**	**(3,553)**	**9,277**	**10,512**	**(3,061)**	**7,451**

Financial lease revenues are composed of:

	01/01 to 12/31/2020	01/01 to 12/31/2019
Financial Income	645	612
Variable payments	40	39
Total	**685**	**651**

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2020				12/31/2019			
	Assets		Liabilities (*)		Assets		Liabilities (*)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	349	366	347	362	1,305	1,352	1,303	1,349
Working capital	1,297	1,299	1,310	1,312	1,211	1,213	1,207	1,208
Other	-	-	-	-	-	-	1	1
Total	**1,646**	**1,665**	**1,657**	**1,674**	**2,516**	**2,565**	**2,511**	**2,558**

(*) Under Other liabilities.

From 01/01 to 12/31/2020 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 309, net of the Allowance for Loan Losses (R$ 403 from 01/01 to 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.53

Note 11 - Investments in associates and joint ventures

a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING:

	12/31/2020	01/01 to 12/31/2020		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates [(a)]	15,344	1,556	(59)	1,497
Joint ventures [(b)]	226	(157)	-	(157)
Total	**15,570**	**1,399**	**(59)**	**1,340**

	12/31/2019	01/01 to 12/31/2019			01/01 to 12/31/2018
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates [(a)]	14,870	1,380	1	1,381	798
Joint ventures [(b)]	227	(65)	-	(65)	(51)
Total	**15,097**	**1,315**	**1**	**1,316**	**747**

(a) At 12/31/2020, this includes interest in total capital and voting capital of the following companies: XP Inc. (41% total capital and 29.32% voting capital; 46.05% total capital and 32.49% voting capital at 12/31/2019); Pravaler S.A. (52.65% total capital and 42.42% voting capital, 52.67% total capital and 42.49% voting capital at 12/31/2019); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2019); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2019); Gestora de Inteligência de Crédito S.A. (20% total and voting capital; 20% at 12/31/2019), Compañia Uruguaya de Medios de Procesamiento S.A. (31.47% total and voting capital; 31.93% at 12/31/2019); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2019); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2019) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; and 28.95% at 12/31/2019). As from April 20, 2020, ITAÚ UNIBANCO HOLDING does not exercise significant influence on IRB-Brasil Resseguros S.A., so that its ownership interest is no longer classified as associate and started being classified as Financial Asset at Fair Value through Other Comprehensive Income.

(b) At 12/31/2020, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2019); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2019) and includes result not arising from subsidiaries' net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.54

Note 12 – Lease—Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended December 31, 2020, total cash outflow with lease amounted to R$ 673. Lease agreements in the amount of R$ 455 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below: 12/31/2020 12/31/2019 Up to 3 months 333 320 3 months to 1 year 945 886 From 1 to 5 years 2,830 2,457 Over 5 years 1,930 1,135 Total Financial Liability 6,038 4,798 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 01/01 to 12/31/2020 12/31/2019 Sublease revenues 8 12 Depreciation expenses (1,209) (1,060) Interest expenses (227) (271) Lease expenses for low value assets (87) (82) Variable expenses not include in lease liabilities (66) (81) Total (1,581) (1,482) In the period from 01/01 to 12/31/2020, there was no impairment adjustment (R$ (175) from 01/01 to 12/31/2019), recorded under the heading General and Administrative Expenses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.55

Note 13 - Fixed assets

Fixed Assets [1]	Fixed assets under construction	Real estate		Other fixed assets					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2019	**734**	**1,099**	**3,065**	**2,560**	**1,729**	**1,260**	**9,564**	**1,335**	**21,346**
Acquisitions	457	1	37	39	59	77	976	70	1,716
Disposals	(38)	(27)	(79)	(327)	(30)	(104)	(471)	(25)	(1,101)
Exchange variation	-	4	20	191	29	83	152	12	491
Transfers	(596)	-	196	303	79	4	10	-	(4)
Other [2]	6	25	(85)	84	(3)	65	(1,984)	15	(1,877)
Balance at 12/31/2020	**563**	**1,102**	**3,154**	**2,850**	**1,863**	**1,385**	**8,247**	**1,407**	**20,571**
Depreciation									
Balance at 12/31/2019	**-**	**-**	**(1,823)**	**(1,755)**	**(1,147)**	**(909)**	**(7,536)**	**(983)**	**(14,153)**
Depreciation expenses	-	-	(81)	(285)	(147)	(82)	(777)	(122)	(1,494)
Disposals	-	-	50	320	25	94	418	22	929
Exchange variation	-	-	(4)	(103)	(19)	(52)	(117)	(12)	(307)
Other [2]	-	-	8	(62)	30	(64)	1,639	(13)	1,538
Balance at 12/31/2020	**-**	**-**	**(1,850)**	**(1,885)**	**(1,258)**	**(1,013)**	**(6,373)**	**(1,108)**	**(13,487)**
Impairment									
Balance at 12/31/2019	-	-	-	-	-	-	**(27)**	-	**(27)**
Increase	-	-	(3)	(112)	(2)	(3)	-	-	(120)
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2020	**-**	**-**	**(3)**	**(112)**	**(2)**	**(3)**	**(27)**	**-**	**(147)**
Book value									
Balance at 12/31/2020	**563**	**1,102**	**1,301**	**853**	**603**	**369**	**1,847**	**299**	**6,937**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 36, achievable by 2024 (Note 32b 3.2 - Off balance commitments).

(2) Includes the total amount of R$ 54 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.56

Fixed Assets	Fixed assets under construction	Real estate		Other fixed assets					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	Data processing systems [1]	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2018	**556**	**1,084**	**3,111**	**2,487**	**1,988**	**1,209**	**9,328**	**1,253**	**21,016**
Acquisitions	473	14	38	60	10	68	868	90	1,621
Disposals	-	(8)	(30)	(97)	(10)	(7)	(534)	(5)	(691)
Exchange variation	(1)	-	(6)	(16)	(6)	(12)	(34)	(1)	(76)
Transfers	(278)	-	107	130	27	-	14	-	-
Other [2]	(16)	9	(155)	(4)	(280)	2	(78)	(2)	(524)
Balance at 12/31/2019	**734**	**1,099**	**3,065**	**2,560**	**1,729**	**1,260**	**9,564**	**1,335**	**21,346**
Depreciation									
Balance at 12/31/2018	**-**	**-**	**(1,929)**	**(1,670)**	**(1,290)**	**(834)**	**(7,128)**	**(863)**	**(13,714)**
Depreciation expenses	-	-	(79)	(191)	(136)	(87)	(1,043)	(126)	(1,662)
Disposals	-	-	21	94	8	6	483	4	616
Exchange variation	-	-	5	8	4	6	21	1	45
Other [2]	-	-	159	4	267	-	131	1	562
Balance at 12/31/2019	**-**	**-**	**(1,823)**	**(1,755)**	**(1,147)**	**(909)**	**(7,536)**	**(983)**	**(14,153)**
Impairment									
Balance at 12/31/2018	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Increase	-	-	-	-	-	-	(27)	-	(27)
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2019	**-**	**-**	**-**	**-**	**-**	**-**	**(27)**	**-**	**(27)**
Book value									
Balance at 12/31/2019	**734**	**1,099**	**1,242**	**805**	**582**	**351**	**2,001**	**352**	**7,166**

(1) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements.

(2) Includes the total amount of R$ 67 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.57

Note 14 - Goodwill and Intangible assets

	Goodwill and intangible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (1)	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Acquisitions	287	-	795	1,968	541	3,591
Rescissions / disposals	-	-	(1,121)	(20)	(137)	(1,278)
Exchange variation	2,514	320	901	-	232	3,967
Other (3)	-	(16)	10	-	(333)	(339)
Balance at 12/31/2020	**13,959**	**2,822**	**6,484**	**7,664**	**3,274**	**34,203**
Amortization						
Balance at 12/31/2019	**-**	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Amortization expense (2)	-	(174)	(825)	(779)	(457)	(2,235)
Rescissions / disposals	-	-	834	-	136	970
Exchange variation	-	(126)	(451)	-	(174)	(751)
Other (3)	-	10	(32)	(12)	327	293
Balance at 12/31/2020	**-**	**(1,347)**	**(3,680)**	**(3,288)**	**(1,410)**	**(9,725)**
Impairment (Note 2.4h)						
Balance at 12/31/2019	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Increase	(5,772)	(789)	(33)	(13)	-	(6,607)
Disposals	-	-	-	-	-	-
Balance at 12/31/2020	**(5,772)**	**(789)**	**(204)**	**(383)**	**-**	**(7,148)**
Book value						
Balance at 12/31/2020	**8,187**	**686**	**2,600**	**3,993**	**1,864**	**17,330**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (594) (R$ (519) from 01/01 to 12/31/2019) are disclosed in the General and administrative expenses (Note 23).

(3) Includes the total amount of R$ 17 related to the hyperinflationary adjustment for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú Corpbanca's goodwill in the amount of R$ 3,606.

ITAÚ UNIBANCO HOLDING recognized adjustments to the recoverable amount of goodwill and intangible assets related to Itaú Corpbanca, in the amounts of R$ 5,772 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu Corpbanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions at June 30, 2020, of Itaú Corpbanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under General and administrative expenses (Note 23).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.58

	Goodwill and intangible from acquisition	Intangible assets (1)				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (2)	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2018	**11,464**	**2,529**	**5,247**	**4,529**	**2,360**	**26,129**
Acquisitions	-	-	789	1,187	715	2,691
Rescissions / disposals	(26)	(4)	(93)	-	(130)	(253)
Exchange variation	(285)	22	(84)	-	6	(341)
Other (4)	5	(29)	40	-	20	36
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Amortization						
Balance at 12/31/2018	**(26)**	**(867)**	**(2,501)**	**(1,823)**	**(1,015)**	**(6,232)**
Amortization expense (3)	-	(218)	(675)	(674)	(332)	(1,899)
Rescissions / disposals	26	4	28	-	130	188
Exchange variation	-	(5)	45	-	(13)	27
Other (4)	-	29	(103)	-	(12)	(86)
Balance at 12/31/2019	**-**	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Impairment (Note 2.4h)						
Balance at 12/31/2018	**-**	**-**	**(225)**	**(343)**	**-**	**(568)**
Incresase	-	-	(4)	(27)	-	(31)
Disposals	-	-	58	-	-	58
Balance at 12/31/2019	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Book value						
Balance at 12/31/2019	**11,158**	**1,461**	**2,522**	**2,849**	**1,729**	**19,719**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 273, achievable by 2020.

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (519) (R$ (452) from 01/01 to 12/31/2018) are disclosed in the General and administrative expenses (Note 23).

(4) Includes the total amount of R$ 3 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.59

Note 15 - Deposits

	12/31/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**376,139**	**297,995**	**674,134**	**251,882**	**172,863**	**424,745**
Savings deposits	179,470	-	179,470	144,558	-	144,558
Interbank deposits	3,185	245	3,430	2,866	155	3,021
Time deposits	193,484	297,750	491,234	104,458	172,708	277,166
Non-interest bearing deposits	**134,876**	**-**	**134,876**	**82,315**	**-**	**82,315**
Demand deposits	134,805	-	134,805	82,306	-	82,306
Others deposits	71	-	71	9	-	9
Total	**511,015**	**297,995**	**809,010**	**334,197**	**172,863**	**507,060**

Note 16 – Financial liabilities designated at fair value through profit or loss

	12/31/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Shares	-	-	-	11	-	11
Debt securities	11	132	143	38	152	190
Total	**11**	**132**	**143**	**49**	**152**	**201**

The effect of credit risk of these instruments is not significant at 12/31/2020 and 12/31/2019.

Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.60

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	12/31/2020			12/31/2019		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**45,961**	**564**	**46,525**	**67,065**	**2,696**	**69,761**
Government securities	1.70% to 1.90%	22,088	-	22,088	46,271	-	46,271
Corporate securities	45% of CDI to 98.5% of CDI	20,773	-	20,773	17,665	-	17,665
Own issue	100% of Selic to 16.40%	1,965	20	1,985	2,831	2,427	5,258
Foreign	0.03% to 2.20%	1,135	544	1,679	298	269	567
Assets received as collateral	**1.38% to 1.90%**	**151,370**	**-**	**151,370**	**140,004**	**-**	**140,004**
Right to sell or repledge the collateral	**0.01% to 10.0%**	**27,851**	**47,618**	**75,469**	**16,807**	**30,011**	**46,818**
Total		**225,182**	**48,182**	**273,364**	**223,876**	**32,707**	**256,583**

b) Interbank market funds

	Interest rate (p.a.)	12/31/2020			12/31/2019		
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	2.76% to 29.34%	21,898	21,691	43,589	20,829	44,604	65,433
Real state credit bills	1.65% to 11.83%	2,600	1,605	4,205	6,194	1,441	7,635
Agribusiness credit bills	1.39% to 14.30%	10,166	4,119	14,285	14,543	6,661	21,204
Guaranteed real state notes	2.62% to 9.43%	437	10,592	11,029	-	4,320	4,320
Import and export financing	0% to 9.60%	56,148	15,322	71,470	59,810	4,812	64,622
On-lending-domestic	0% to 18%	3,672	7,785	11,457	3,863	7,785	11,648
Total		**94,921**	**61,114**	**156,035**	**105,239**	**69,623**	**174,862**

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	12/31/2020			12/31/2019		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt (1)	LIBOR to IGPM + 4.63%	12,125	62,791	74,916	4,098	55,364	59,462
Obligations on securities abroad	-0.05% to 29.75%	6,636	55,797	62,433	9,162	34,510	43,672
Raisings through Structured Operations Certificates (2)	1.41% to 11.12%	578	381	959	575	535	1,110
Total		**19,339**	**118,969**	**138,308**	**13,835**	**90,409**	**104,244**

(1) At 12/31/2020, the amount of R$ 41,000 (R$ 36,627 at 12/31/2019) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013.

(2) At 12/31/2020, the fair value of raisings through Structured Operations Certificates issued is R$ 1,018 (R$ 1,204 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.61

Note 18—Other assets and liabilities
a) Other assets
12/31/2020 12/31/2019 Non- Non-
Current Total Current Total current current Financial81,14412,11793,26187,4987,25494,752 At Amortized Cost81,13812,11793,25587,4987,25494,752
Receivables from credit card issuers43,511— 43,51142,395— 42,395 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e)1,33811,35512,6937,9906,53014,520 Trading and intermediation of securities28,02123328,25426,54420726,751 Income receivable2,941382,9793,236—3,236 Operations without credit granting characteristics, net of provisions2,9954813,4763,61253,617 Insurance and reinsurance operations1,312101,3228365111,347 Net amount receivables from reimbursement of provisions (Note 29d)919—919978—978 Deposits in guarantee of fund raisings abroad101—1011,86411,865 Other———43—43
At Fair Value Through Profit or Loss6—6 ——-
Other financial assets6—6——-
Non-financial9,1756,59815,7739,3235,36814,691
Sundry foreign71347176397646 Prepaid expenses3,2301,1744,4043,2881,0384,326 Sundry domestic2,55232,5552,91692,925 Assets of post-employment benefit plans (Note 26e) —585585—717717 Lease right-of-use764,8324,9082113,5973,808 Other2,604—2,6042,269—2,269
b) Other liabilities
12/31/2020 12/31/2019 Non- Non-
Current Total Current Total current current Financial112,7456,184 118,929113,0923,989 117,081 At Amortized Cost112,7406,184 118,924113,0923,989 117,081
Credit card operations92,580—92,58087,361—87,361 Trading and intermediation of securities14,99512615,12118,0626518,127 Foreign exchange portfolio859—8591,245—1,245 Finance leases495,0205,0692073,9244,131 Other4,2571,0385,2956,217—6,217
At Fair Value Through Profit or Loss5—5——-
Other financial liabilities5—5——-
Non-financial35,2483,26338,51126,2752,06328,338
Funds in transit15,94412716,07110,5731110,584 Charging and collection of taxes and similar339—339335—335 Social and statutory6,2015586,7595,057325,089 Deferred income3,201—3,2012,686—2,686 Sundry domestic2,957663,0232,118792,197 Personnel provision1,6092911,9001,569751,644 Provision for sundry payments2,506702,5761,761631,824 Obligations on official agreements and rendering of payment services1,326—1,3261,114—1,114 Liabilities from post-employment benefit plans (Note 26e)—2,0832,083—1,7461,746 Other1,165681,2331,062571,119
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.62

Note 19 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	12/31/2020			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Treasury shares at 12/31/2019 (1)	-	**58,533,585**	**58,533,585**	**(1,274)**
Result from delivery of treasury shares	-	(16,855,133)	(16,855,133)	367
Treasury shares at 12/31/2020 (1)	-	**41,678,452**	**41,678,452**	**(907)**
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	

	12/31/2019			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2018	4,928,076,320	1,609,055,166	6,537,131,486	64,776
Residents abroad at 12/31/2018	30,214,039	3,236,789,823	3,267,003,862	32,372
Shares of capital stock at 12/31/2018	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Treasury shares at 12/31/2018 (1)	-	**83,614,426**	**83,614,426**	**(1,820)**
Result from delivery of treasury shares	-	(25,080,841)	(25,080,841)	546
Treasury shares at 12/31/2019 (1)	-	**58,533,585**	**58,533,585**	**(1,274)**
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	
Outstanding shares at 12/31/2018	**4,958,290,359**	**4,762,230,563**	**9,720,520,922**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares.

Cost / market value	12/31/2020	
	Common	Preferred
Average cost	-	21.76
Market value at 12/31/2020	27.93	31.63

Cost / market value	12/31/2019	
	Common	Preferred
Average cost	-	21.76
Market value at 12/31/2019	32.03	37.10

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.63

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	12/31/2020	12/31/2019	12/31/2018
Statutory net income	18,961	26,712	21,945
Adjustments:			
(-) Legal reserve - 5%	(948)	(1,336)	(1,097)
Dividend calculation basis	**18,013**	**25,376**	**20,848**
Minimun mandatory dividend - 25%	4,503	6,344	5,212
Dividends and Interest on Capital Paid / Accrued	**4,503**	**18,777**	**22,437**

II - Stockholders' compensation

	12/31/2020			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**2,127**	**(78)**	**2,049**
Dividends - 11 monthly installments paid from February to December 2020	0.0150	1,610	-	1,610
Interest on capital - paid on 08/26/2020	0.0450	517	(78)	439
Accrued (Recorded in Other Liabilities)		**2,861**	**(407)**	**2,454**
Dividends - 1 monthly installment paid on 01/04/2021	0.0150	146	-	146
Interest on capital - credited on December 17, 2020 to be paid until April 30, 2021	0.0544	624	(93)	531
Interest on capital - credited on January 28, 2021 to be paid until April 30, 2021	0.0426	490	(74)	416
Dividends or Interest on capital	0.1394	1,601	(240)	1,361
Total from 01/01 to 12/31/2020		**4,988**	**(485)**	**4,503**

	12/31/2019			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**9,274**	**-**	**9,274**
Dividends - 11 monthly installments paid from February to December 2019	0.0150	1,606	-	1,606
Dividends - paid on 08/23/2019	0.7869	7,668	-	7,668
Accrued (Recorded in Other Liabilities)		**512**	**(55)**	**457**
Dividends - 1 monthly installment paid on 01/02/2020	0.0150	146	-	146
Interest on capital - credited on December 19, 2019 to be paid until April 30, 2020	0.0376	366	(55)	311
Identified in Profit Reserves In Stockholders' Equity	**1.0067**	**9,811**	**(765)**	**9,046**
Total from 01/01 to 12/31/2019		**19,597**	**(820)**	**18,777**

	12/31/2018			
	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / prepaid		**5,921**	**(122)**	**5,799**
Dividends - 11 monthly installments from February to December 2018	0.0150	1,069	-	1,069
Dividends - paid on 08/30/2018	0.6240	4,041	-	4,041
Interest on capital - paid on 08/30/2018	0.1252	811	(122)	689
Accrued (Recorded in Other Liabilities)		**248**	**(15)**	**233**
Dividends - 1 monthly installment paid on 01/02/2019	0.0150	145	-	145
Interest on capital - credited on December 27, 2018 to be paid until April 30, 2019	0.0106	103	(15)	88
Identified in Profit Reserves In Stockholders' Equity	**1.8001**	**17,498**	**(1,093)**	**16,405**
Total from 01/01 to 12/31/2018		**23,667**	**(1,230)**	**22,437**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.64

c) Capital reserves and profit reserves

I - Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation.

II - Appropriated reserves

	12/31/2020	12/31/2019	12/31/2018
Capital reserves	**285**	**285**	**285**
Premium on subscription of shares	284	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1	1
Profit reserves	**16,943**	**12,663**	**13,195**
Legal [(1)]	12,274	11,326	9,989
Statutory [(2)]	16,186	3,043	(2,775)
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)	(11,517)
Special profit reserves [(3)]	-	9,811	17,498
Total reserves at parent company	**17,228**	**12,948**	**13,480**

(1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the yield flow to shareholders.

(3) Refers to Dividends or Interest on Capital declared after 12/31/2020, 12/31/2019 and 12/31/2018.

III - Unappropriated reserves

Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Income	
	12/31/2020	12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
Itaú CorpBanca	9,891	11,270	(4,135)	504
Itaú CorpBanca Colômbia S.A.	491	406	(15)	(16)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	580	446	164	131
Luizacred S.A. Soc. Cred. Financiamento Investimento	385	295	102	20
Other	185	123	52	61
Total	**11,532**	**12,540**	**(3,832)**	**700**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.65

Note 20 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Partner Plan	(241)	(242)	(226)
Share-based plan	(489)	(384)	(377)
Total	**(730)**	**(626)**	**(603)**

I – Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 12/31/2020	01/01 to 12/31/2019
	Quantity	Quantity
Opening balance	**39,305,211**	**48,871,182**
New	10,488,126	8,096,700
Delivered	(11,408,109)	(15,627,167)
Cancelled	(2,093,468)	(2,035,504)
Closing balance	**36,291,760**	**39,305,211**
Weighted average of remaining contractual life (years)	1.69	1.59
Market value weighted average (R$)	**23.37**	**25.49**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.66

II—Variable compensation
In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.
Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.
The fair value of the share is the market price at its grant date.
Change in share-based variable compensation
01/01 to 01/01 to 12/31/2020 12/31/2019 Quantity Quantity Opening balance20,220,93425,016,145
New18,329,1089,794,250 Delivered(10,574,321)(14,237,280) Cancelled(568,490)(352,181)
Closing balance27,407,23120,220,934 Market value weighted average (R$) 31.22 37.55
Ill – Stock Option Plan (Simple Options)
ITAÚ UNIBANCO HOLDING had a Stock Option Plan (“Simple Options”), which was discontinued, and the last options were vested in 2019.
Simple options have the following characteristics:
a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3.
b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years.
Change in the Simple options plan
01/01 to 12/31/2020 01/01 to 12/31/2019
Weighted average Weighted average Quantity Quantity exercise price exercise price Opening balance — 3,089,599 22.11
Options vested at the end of the period — 3,089,599 22.11
Options:
Canceled / Forfeited (*)
—(72,318)24.36 Exercised— —(3,017,281) 22.68
Closing balance ——-
Options vested at the end of the period ——-Range of exercise prices — 22.95 Weighted average of the remaining contractual life (in years)—-
Market value weighted average (R$)—36.34
(*) Refers to non-vesting based on the beneficiary’s decision.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.67

Note 21 - Interest and similar income and expense and net gain (loss)

a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Compulsory deposits in the Central Bank of Brazil	2,242	4,734	5,063
Interbank deposits	1,102	1,173	1,080
Securities purchased under agreements to resell	9,832	16,197	17,365
Financial assets at fair value through other comprehensive income	16,982	10,758	9,194
Financial assets at amortized cost	3,629	2,582	2,614
Loan operations	79,503	81,046	73,640
Other financial assets	(28)	1,033	1,368
Total	**113,262**	**117,523**	**110,324**

b) Interest and similar expense

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Deposits	(17,478)	(18,559)	(17,484)
Securities sold under repurchase agreements	(10,690)	(20,473)	(20,889)
Interbank market funds	(28,878)	(13,231)	(13,587)
Institutional market funds	(8,400)	(6,837)	(6,773)
Financial expense from technical provisions for insurance and private pension	(8,121)	(16,720)	(11,815)
Other	9	(138)	(64)
Total	**(73,558)**	**(75,958)**	**(70,612)**

c) Adjustment to Fair Value of Financial Assets and Liabilities

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Financial assets at fair value through profit or loss	319	3,628	(4,110)
Derivatives (*)	(9,393)	(70)	(260)
Financial assets designated at fair value through profit or loss	(118)	(64)	(218)
Financial assets at fair value through other comprehensive income	1,107	628	(254)
Financial liabilities at fair value through profit or loss	(9)	-	-
Financial liabilities designated at fair value	38	(24)	8
Total	**(8,056)**	**4,098**	**(4,834)**

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2020, ITAÚ UNIBANCO HOLDING recognized R$ (419) of Expected Losses (R$ 1 at 12/31/2019) with loss of R$ (7) for Financial Assets – Fair Value through Other Comprehensive Income and loss of R$ (412) for Financial Assets – Amortized Cost (R$ 993 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.68

Note 22 - Commissions and Banking Fees

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Credit and debit cards	13,813	15,619	15,634
Current account services	8,002	7,969	7,802
Asset management	**6,951**	**6,322**	**5,017**
Funds	6,316	5,702	4,470
Consortia	635	620	547
Credit operations and financial guarantees provided	**2,298**	**2,418**	**2,419**
Credit operations	964	1,048	948
Financial guarantees provided	1,334	1,370	1,471
Collection services	1,897	1,831	1,770
Advisory services and brokerage	2,891	2,509	1,632
Custody services	573	501	435
Other	2,132	1,863	2,100
Total	**38,557**	**39,032**	**36,809**

Note 23 - General and administrative expenses

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Personnel expenses	**(25,158)**	**(28,415)**	**(24,846)**
Compensation	(10,212)	(9,548)	(10,226)
Employees' profit sharing	(4,224)	(5,183)	(4,425)
Welfare benefits	(4,059)	(3,856)	(3,764)
Provision for labor claims and dismissals	(2,922)	(5,640)	(2,907)
Payroll charges	(3,330)	(3,276)	(3,011)
Share-based payment (Note 20)	(241)	(242)	(226)
Training	(107)	(178)	(253)
Other	(63)	(492)	(34)
Administrative expenses	**(16,904)**	**(15,912)**	**(17,268)**
Third party services	(5,148)	(4,571)	(4,482)
Data processing and telecommunications	(3,983)	(4,278)	(4,273)
Installations	(2,005)	(2,068)	(3,306)
Advertising, promotions and publicity	(1,095)	(1,325)	(1,419)
Financial services expenses	(915)	(798)	(790)
Security	(730)	(744)	(754)
Transportation	(347)	(364)	(350)
Materials	(321)	(330)	(339)
Travel expenses	(84)	(240)	(232)
Other (1)	(2,276)	(1,194)	(1,323)
Depreciation and Amortization	**(5,064)**	**(4,630)**	**(3,332)**
Other expenses	**(17,081)**	**(12,055)**	**(12,092)**
Selling - credit cards	(4,391)	(4,958)	(4,285)
Claims losses	(778)	(825)	(675)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(683)	(719)	(632)
Provision for lawsuits civil (Note 29)	(1,080)	(848)	(464)
Provision for tax and social security lawsuits	(191)	(1,898)	(328)
Refund of interbank costs	(270)	(307)	(272)
Impairment (2)	(6,201)	(233)	(168)
Other	(3,487)	(2,267)	(5,268)
Total	**(64,207)**	**(61,012)**	**(57,538)**

(1) At 12/31/2020 comprises R$ (1,047) related to donations for the initiative "Todos pela Saúde" (All for Health) (Note 33a).

(2) The effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (1,452).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.69

Note 24 – Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income (*)	20.00%

(*) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%.

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation:

Due on operations for the period	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Income / (loss) before income tax and social contribution	**5,230**	**31,243**	**30,608**
Charges (income tax and social contribution) at the rates in effect	(2,354)	(12,497)	(13,774)
Increase / decrease in income tax and social contribution charges arising from:			
Share of profit or (loss) of associates and joint ventures	384	614	403
Foreign exchange variation on investments abroad	7,201	711	4,381
Interest on capital	2,765	3,012	3,791
Corporate reorganizations (Note 2.4 a IV)	-	-	628
Other nondeductible expenses net of non taxable income (*)	(16,651)	(932)	2,007
Income tax and social contribution expenses	**(8,655)**	**(9,092)**	**(2,564)**
Related to temporary differences			
Increase / (reversal) for the period	18,489	5,750	(2,650)
Increase / (reversal) of prior periods	-	(88)	245
(Expenses) / Income from deferred taxes	**18,489**	**5,662**	**(2,405)**
Total income tax and social contribution expenses	**9,834**	**(3,430)**	**(4,969)**

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.70

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2019	Realization / Reversal	Increase	12/31/2020
Reflected in income	**43,380**	**(12,631)**	**29,499**	**60,248**
Provision for expected loss	22,860	(3,885)	8,958	27,933
Related to tax losses and social contribution loss carryforwards	2,585	(540)	3,483	5,528
Provision for profit sharing	2,162	(2,162)	1,903	1,903
Provision for devaluation of securities with permanent impairment	1,530	(877)	917	1,570
Provisions	6,208	(2,064)	1,701	5,845
Civil lawsuits	1,413	(547)	465	1,331
Labor claims	3,251	(1,338)	1,143	3,056
Tax and social security lawsuits	1,544	(179)	93	1,458
Legal obligations	723	(7)	58	774
Adjustments of operations carried out on the futures settlement market	84	(84)	52	52
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	738	(738)	8,315	8,315
Provision relating to health insurance operations	348	-	8	356
Other	6,142	(2,274)	4,104	7,972
Reflected in stockholders' equity	**2,354**	**(1,191)**	**212**	**1,375**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	766	(762)	56	60
Cash flow hedge	1,187	(429)	-	758
Other	401	-	156	557
Total (1) (2)	**45,734**	**(13,822)**	**29,711**	**61,623**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2018	Realization / Reversal	Increase	12/31/2019
Reflected in income	**37,252**	**(13,667)**	**19,795**	**43,380**
Provision for expected loss	18,563	(4,712)	9,009	22,860
Related to tax losses and social contribution loss carryforwards	4,391	(2,339)	533	2,585
Provision for profit sharing	1,844	(1,844)	2,162	2,162
Provision for devaluation of securities with permanent impairment	1,729	(902)	703	1,530
Provisions	4,464	(1,552)	3,296	6,208
Civil lawsuits	1,586	(651)	478	1,413
Labor claims	2,037	(790)	2,004	3,251
Tax and social security lawsuits	841	(111)	814	1,544
Goodwill on purchase of investments	60	(60)	-	-
Legal obligations	676	(57)	104	723
Adjustments of operations carried out in futures settlement market	98	(98)	84	84
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	631	(631)	738	738
Provision relating to health insurance operations	343	-	5	348
Other	4,453	(1,472)	3,161	6,142
Reflected in stockholders' equity	**1,888**	**(509)**	**975**	**2,354**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	383	(163)	546	766
Cash flow hedge	1,149	(93)	131	1,187
Other	356	(253)	298	401
Total (1) (2)	**39,140**	**(14,176)**	**20,770**	**45,734**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively.

(2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.71

II - The deferred tax liabilities and its changes are represented by:

	12/31/2019	Realization / reversal	Increase	12/31/2020
Reflected in income	**6,610**	**(2,951)**	**1,194**	**4,853**
Depreciation in excess finance lease	202	(57)	-	145
Adjustment of deposits in guarantee and provisions	1,531	(133)	6	1,404
Post-employment benefits	282	(111)	9	180
Adjustments of operations carried out on the futures settlement market	1,330	(1,330)	452	452
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,149	(1,149)	136	136
Taxation of results abroad – capital gains	581	-	63	644
Other	1,535	(171)	528	1,892
Reflected in stockholders' equity	**1,268**	**(859)**	**199**	**608**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	1,228	(826)	199	601
Cash flow hedge	30	(26)	-	4
Post-employment benefits	10	(7)	-	3
Total (*)	**7,878**	**(3,810)**	**1,393**	**5,461**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.

	12/31/2018	Realization / reversal	Increase	12/31/2019
Reflected in income	**6,144**	**(3,863)**	**4,329**	**6,610**
Depreciation in excess finance lease	346	(144)	-	202
Adjustment of deposits in guarantee and provisions	1,348	(29)	212	1,531
Post-employment benefits	287	(56)	51	282
Adjustments of operations carried out on the futures settlement market	923	(923)	1,330	1,330
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,790	(1,790)	1,149	1,149
Taxation of results abroad – capital gains	659	(142)	64	581
Other	791	(779)	1,523	1,535
Reflected in stockholders' equity	**662**	**(262)**	**868**	**1,268**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	474	(107)	861	1,228
Cash flow hedge	168	(142)	4	30
Post-employment benefits	7	-	3	10
Other	13	(13)	-	-
Total (*)	**6,806**	**(4,125)**	**5,197**	**7,878**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2021	10,792	19%	971	18%	11,763	19%	(168)	3%	11,595	21%
2022	15,832	28%	521	9%	16,353	27%	(500)	9%	15,853	28%
2023	14,821	26%	566	10%	15,387	25%	(186)	4%	15,201	27%
2024	3,245	6%	664	12%	3,909	6%	(136)	2%	3,773	7%
2025	2,571	5%	714	13%	3,285	5%	(212)	4%	3,073	5%
After 2025	8,834	16%	2,092	38%	10,926	18%	(4,259)	78%	6,667	12%
Total	**56,095**	**100%**	**5,528**	**100%**	**61,623**	**100%**	**(5,461)**	**100%**	**56,162**	**100%**
Present value (*)	**53,476**		**5,147**		**58,623**		**(4,847)**		**53,776**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 12/31/2020, deferred tax assets not accounted for correspond to R$ 780 and result from Management's evaluation of their perspectives of realization in the long term (R$ 605 at 12/31/2019) .

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.72

c) Tax liabilities

	12/31/2020	12/31/2019
Taxes and contributions on income payable	970	3,083
Other Taxes and Contributions payable	1,908	914
Deferred tax liabilities (Note 24b II)	421	1,058
Other	2,411	2,836
Total	**5,710**	**7,891**

Note 25 – Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Net income attributable to owners of the parent company	**18,896**	**27,113**	**24,907**
Minimum non-cumulative dividends on preferred shares	(106)	(105)	(104)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:			
Common	9,491	13,693	12,599
Preferred	9,190	13,206	12,095
Total net income available to equity owners:			
Common	9,600	13,802	12,708
Preferred	9,296	13,311	12,199
Weighted average number of outstanding shares			
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,801,324,161	4,781,855,588	4,759,872,085
Basic earnings per share – R$			
Common	1.94	2.78	2.56
Preferred	1.94	2.78	2.56

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Net income available to preferred equity owners	**9,296**	**13,311**	**12,199**
Dividends on preferred shares after dilution effects	41	64	72
Net income available to preferred equity owners considering preferred shares after the dilution effect	**9,337**	**13,375**	**12,271**
Net income available to ordinary equity owners	**9,600**	**13,802**	**12,708**
Dividend on preferred shares after dilution effects	(41)	(64)	(72)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**9,559**	**13,738**	**12,636**
Adjusted weighted average of shares			
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	**4,843,233,835**	**4,826,925,107**	**4,815,473,777**
Preferred	4,801,324,161	4,781,855,588	4,759,872,085
Incremental as per share-based payment plans	41,909,674	45,069,519	55,601,692
Diluted earnings per share – R$			
Common	1.93	2.77	2.55
Preferred	1.93	2.77	2.55

There was no potentially antidulitive effect of the shares in share-based payment plans in the periods of 2020, 2019 and 2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.73

Note 26 – Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan	Defined Benefit
	Supplementary Retirement Plan – Flexible Premium Annuity	
	Franprev Benefit Plan	
	002 Benefit Plan	
	Prebeg Benefit Plan	
	UBB PREV Defined Benefit Plan	
	Benefit Plan II	
	Itaulam Basic Plan	
	Itaucard Defined Benefit Plan	
	Itaú Unibanco Main Retirement Plan	
	Itaubanco Defined Contribution Plan	Defined Contribution
	Itaubank Retirement Plan	
	Redecard Pension Plan	
	Unibanco Pension Plan – Intelligent Future	Variable Contribution
	Itaulam Supplementary Plan	
	Itaucard Variable Contribution Plan	
	Itaú Unibanco Supplementary Retirement Plan	
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.74

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	12/31/2020	12/31/2019
Discount rate (1)	7.64% p.a.	7.64% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12% p.a.	4.00% to 7.12% p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", by applying a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.75

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Fixed income securities	**21,172**	**20,672**	**91.16%**	**90.93%**
Quoted in an active market	20,804	20,366	89.58%	89.59%
Non quoted in an active market	368	306	1.58%	1.34%
Variable income securities	**1,387**	**1,392**	**5.97%**	**6.12%**
Quoted in an active market	1,378	1,384	5.93%	6.09%
Non quoted in an active market	9	8	0.04%	0.03%
Structured investments	**82**	**65**	**0.35%**	**0.29%**
Quoted in an active market	-	-	0.00%	0.00%
Non quoted in an active market	82	65	0.35%	0.29%
Real estate	**506**	**529**	**2.18%**	**2.33%**
Loans to participants	**78**	**74**	**0.34%**	**0.33%**
Total	**23,225**	**22,732**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to group companies, with a fair value of R$ 410 (R$ 445 at 12/31/2019).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation and the percentage of 3% p.a. for aging factor, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.76

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	12/31/2020								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,659)**	**(3,761)**	**(688)**	**1,475**	**(849)**	**626**	**(967)**	**(1,029)**
Amounts recognized in income (1+2+3+4)	**1,731**	**(1,578)**	**(287)**	**(134)**	**20**	**(65)**	**(45)**	**(76)**	**(255)**
1 - Cost of current service	-	(80)	-	(80)	-	-	-	-	(80)
2 - Cost of past service	-	(1)	-	(1)	-	-	-	-	(1)
3 - Net interest [(1)]	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses [(2)]	-	-	-	-	(92)	-	(92)	-	(92)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	**(75)**	**(669)**	**406**	**(338)**	**(41)**	**(37)**	**(78)**	**6**	**(410)**
5 - Effects on asset ceiling	-	-	406	406	-	(37)	(37)	-	369
6 - Remeasurements	(113)	(588)	-	(701)	(41)	-	(41)	6	(736)
Changes in demographic assumptions	-	(11)	-	(11)	-	-	-	-	(11)
Changes in financial assumptions	-	13	-	13	-	-	-	12	25
Experience of the plan [(3)]	(113)	(590)	-	(703)	(41)	-	(41)	(6)	(750)
7 - Exchange variation	38	(81)	-	(43)	-	-	-	-	(43)
Other (8+9)	**(1,163)**	**1,244**	**-**	**81**	**-**	**-**	-	**115**	**196**
8 - Benefits paid	(1,244)	1,244	-	-	-	-	-	115	115
9 - Contributions and investments from sponsor	81	-	-	81	-	-	-	-	81
Amounts at end of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amount recognized in Assets (Note 18a)				82			503	-	585
Amount recognized in Liabilities (Note 18b)				(1,161)			-	(922)	(2,083)

	12/31/2019								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808**	**(15,447)**	**(3,664)**	**(303)**	**1,604**	**(939)**	**665**	**(282)**	**80**
Amounts recognized in income (1+2+3+4)	**1,769**	**(1,505)**	**(355)**	**(91)**	**49**	**(91)**	**(42)**	**(459)**	**(592)**
1 - Cost of current service	-	(70)	-	(70)	-	-	-	-	(70)
2 - Cost of past service	-	-	-	-	-	-	-	(418)	(418)
3 - Net interest [(1)]	1,769	(1,435)	(355)	(21)	151	(91)	60	(41)	(2)
4 - Other expenses [(2)]	-	-	-	-	(102)	-	(102)	-	(102)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	**3,249**	**(3,881)**	**258**	**(374)**	**(178)**	**181**	**3**	**(261)**	**(632)**
5 - Effects on asset ceiling	-	-	384	384	-	176	176	-	560
6 - Remeasurements	3,255	(3,907)	(126)	(778)	(178)	5	(173)	(261)	(1,212)
Changes in demographic assumptions	-	-	-	-	-	-	-	-	-
Changes in financial assumptions	-	(3,610)	-	(3,610)	-	-	-	(123)	(3,733)
Experience of the plan [(3)]	3,255	(297)	(126)	2,832	(178)	5	(173)	(138)	2,521
7 - Exchange variation	(6)	26	-	20	-	-	-	-	20
Other (8+9)	**(1,094)**	**1,174**	**-**	**80**	**-**	**-**	**-**	**35**	**115**
8 - Benefits paid	(1,174)	1,174	-	-	-	-	-	35	35
9 - Contributions and investments from sponsor	80	-	-	80	-	-	-	-	80
Amounts at end of the period	**22,732**	**(19,659)**	**(3,761)**	**(688)**	**1,475**	**(849)**	**626**	**(967)**	**(1,029)**
Amount recognized in Assets (Note 18a)				91			626	-	717
Amount recognized in Liabilities (Note 18b)				(779)			-	(967)	(1,746)

(1) Corresponds to the amount calculated on 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a.(At 01/01/2019 the rate used was 9.72% p.a.).

(2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

(3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.77

f) Defined benefit contribution

	Estimated contribution	Contributions made	
	2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Retirement plan - FIU	47	45	45
Retiremente plan - FUNBEP	3	5	8
Total	**50**	**50**	**53**

g) Maturity profile of defined benefit liabilities

	Duration (*)	2021	2022	2023	2024	2025	2026 to 2030
Pension plan - FIU	11.65	882	915	949	985	1,021	5,595
Pension plan - FUNBEP	10.51	457	472	488	503	517	2,757
Other post-employment benefits	9.51	124	125	136	131	35	198
Total		**1,463**	**1,512**	**1,573**	**1,619**	**1,573**	**8,550**

(*) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)
Discount rate						
Increase by 0.5%	(1,019)	-	346	(39)	-	39
Decrease by 0.5%	1,116	-	(533)	44	-	(44)
Mortality table						
Increase by 5%	(281)	-	94	(14)	-	14
Decrease by 5%	295	-	(99)	15	-	(15)
Medical inflation						
Increase by 1%	-	-	-	101	-	(101)
Decrease by 1%	-	-	-	(81)	-	81

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.78

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance—SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: • PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income; • VGBL—Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income; and • FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: • Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; • Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; • Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; • Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.79

- **Mathematical provisions for benefits granted (PMBC)** - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred;

- **Provision for financial surplus (PEF)** - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

- **Supplemental Coverage Reserve (PCC)** - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations;

- **Provision for redemptions and other amounts to be regularized (PVR)** - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;

- **Provision for related expenses (PDR)** - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

Main Insurance Lines	Sales ratio %			Loss ratio %		
	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Group Accident Insurance	33.8	35.1	34.3	11.3	6.8	9.4
Individual Accident Insurance	18.8	18.8	14.1	29.4	24.1	20.8
Credit Life Insurance	24.2	23.7	20.4	22.3	18.0	18.3
Random Events	23.5	23.5	20.3	34.3	26.3	17.1
Multiple Peril	44.4	46.4	48.1	52.9	60.2	53.3
Mortagage Insurance in Market Policies – Credit Life Insurance	20.4	20.0	20.4	18.5	17.3	15.3
Group Life	24.0	23.2	15.1	41.0	34.4	33.2

b) Revenues from insurance premiuns and private pension

Main lines	Premiums and contributions		
	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Group Accident Insurance	847	867	689
Individual Accident Insurance	187	222	280
Disability Savings Pension	258	269	291
PGBL	2,235	2,282	2,193
Credit Life Insurance	624	946	879
Random Events	195	227	235
Multiple Peril	370	290	209
Mortagage Insurance in Market Policies – Credit Life Insurance	339	324	288
Traditional	117	115	122
VGBL	8,022	12,335	17,154
Group Life	955	947	937
Other lines	655	800	820
Total	**14,804**	**19,624**	**24,097**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.80

c) Technical provisions balances

	12/31/2020			12/31/2019		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	2,298	12	2,310	2,343	13	2,356
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	17	215,216	215,233	204	212,274	212,478
Redemptions and Other Unsettled Amounts (PVR)	16	332	348	13	318	331
Financial surplus (PEF)	2	655	657	2	610	612
Unsettled claims (PSL)	515	68	583	571	47	618
Claims / events incurred but not reported (IBNR)	294	22	316	277	22	299
Related Expenses (PDR)	29	88	117	28	89	117
Other provisions	132	1,304	1,436	250	1,273	1,523
Total	**3,303**	**217,697**	**221,000**	**3,688**	**214,646**	**218,334**
Current	**2,537**	**526**	**3,063**	**2,613**	**493**	**3,106**
Non-current	**766**	**217,171**	**217,937**	**1,075**	**214,153**	**215,228**

d) Change in technical provisions

	12/31/2020			12/31/2019		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance - 01/01	**3,688**	**214,646**	**218,334**	**3,809**	**197,378**	**201,187**
(+) Additions arising from premiums / contributions	4,176	10,389	14,565	4,634	14,735	19,369
(-) Deferral due to elapsed risk	(4,221)	-	(4,221)	(4,216)	-	(4,216)
(-) Payment of claims / benefits	(1,263)	(364)	(1,627)	(1,349)	(566)	(1,915)
(+) Reported claims	1,322	-	1,322	1,465	-	1,465
(-) Redemptions	-	(15,431)	(15,431)	-	(15,623)	(15,623)
(+/-) Net Portability	-	563	563	-	1,754	1,754
(+) Adjustment of reserves and financial surplus	12	7,837	7,849	10	16,507	16,517
(+/-) Other (increase / reversal)	(190)	57	(133)	(665)	461	(204)
(+/-) Corporate Reorganization	(221)	-	(221)	-	-	-
Closing balance	**3,303**	**217,697**	**221,000**	**3,688**	**214,646**	**218,334**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.81

V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	12/31/2020	12/31/2019
Opening Balance - 01/01	**495**	**409**
Increase	1,089	1,156
Amortization	(1,088)	(1,070)
Closing Balance	**496**	**495**
Balance to be amortized in up to 12 months	380	389
Balance to be amortized after 12 months	116	106

VI - Table of Claims Development

Provision for unsettled claims (PSL)	**583**
(-) IBNER	245
(-) Reinsurance	20
(-) Retrocession and other estimates	(19)
Liability claims presented in the claims development table (a + b)	**337**

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

a) Administratives claims - net of reinsurance

Occurrence date	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	Total
At the end of reporting period	938	934	993	1,149	1,222	
After 1 year	981	977	1,012	1,132		
After 2 years	1,001	975	1,014			
After 3 years	1,078	973				
After 4 years	1,075					
Current estimate	1,075	973	1,014	1,132	1,222	
Accumulated payments through base date	1,058	960	1,000	1,117	1,122	5,257
Liabilities recognized in the balance sheet	17	13	14	15	100	159
Liabilities in relation to prior periods						26
Total administratives claims						**185**

b) Judicial claims - net of reinsurance

Occurrence date	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	Total
At the end of reporting period	26	28	16	20	12	
After 1 year	35	40	33	36		
After 2 years	43	51	47			
After 3 years	55	60				
After 4 years	63					
Current estimate	63	60	47	36	12	
Accumulated payments through base date	52	50	35	25	4	166
Liabilities recognized in the balance sheet	11	10	12	11	8	52
Liabilities in relation to prior periods						100
Total judicial claims						**152**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.82

VII—Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2020, 2019 and 2018. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.83

Note 28 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		12/31/2020		12/31/2019	
		Book value	Fair value (*)	Book value	Fair value
Cash	(a)	46,224	46,224	30,367	30,367
Financial assets		**1,851,322**	**1,861,146**	**1,501,481**	**1,513,562**
At Amortized Cost		**1,275,799**	**1,285,623**	**1,101,892**	**1,113,973**
Central Bank compulsory deposits	(a)	90,059	90,059	91,248	91,248
Interbank deposits	(b)	55,685	55,883	34,583	34,622
Securities purchased under agreements to resell	(a)	239,943	239,943	198,428	198,428
Securities	(c)	129,804	131,159	133,119	135,891
Loan and Financial Lease	(d)	714,104	722,375	585,791	595,061
Other financial assets	(e)	93,255	93,255	94,752	94,752
(-) Provision for Expected Loss		(47,051)	(47,051)	(36,029)	(36,029)
At Fair Value Through Other Comprehensive Income		**109,942**	**109,942**	**76,660**	**76,660**
Securities	(c)	109,942	109,942	76,660	76,660
At Fair Value Through Profit or Loss		**465,581**	**465,581**	**322,929**	**322,929**
Securities	(c)	389,071	389,071	281,075	281,075
Derivatives	(c)	76,504	76,504	41,854	41,854
Other financial assets		6	6	-	-
Financial liabilities		**1,579,686**	**1,581,953**	**1,211,999**	**1,214,196**
At Amortized Cost		**1,495,641**	**1,497,908**	**1,159,830**	**1,162,027**
Deposits	(b)	809,010	808,965	507,060	507,110
Securities sold under repurchase agreements	(a)	273,364	273,364	256,583	256,583
Interbank market funds	(b)	156,035	156,106	174,862	174,949
Institutional market funds	(b)	138,308	140,549	104,244	106,304
Other financial liabilities	(e)	118,924	118,924	117,081	117,081
At Fair Value Through Profit or Loss		**79,653**	**79,653**	**48,029**	**48,029**
Derivatives	(c)	79,505	79,505	47,828	47,828
Structured notes		143	143	201	201
Other financial liabilities		5	5	-	-
Provision for Expected Loss		**4,392**	**4,392**	**4,140**	**4,140**
Loan Commitments		3,485	3,485	3,303	3,303
Financial Guarantees		907	907	837	837

(*) In the period, the result of Derivatives, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 110,410 (R$ 81,733 at 12/31/2019) with an estimated fair value of R$ 520 (R$ 968 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.84

The methods and assumptions used to estimate the fair value are defined below: a) Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: • Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). • Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. • Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. • Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.85

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and corporate securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.86

Distribution by level

The following table presents the breakdown of fair value hierarchy levels.

	12/31/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	**312,572**	**70,791**	**1,968**	**385,331**	**234,583**	**43,738**	**1,719**	**280,040**
Investment funds	576	13,628	-	14,204	318	7,949	-	8,267
Brazilian government securities	279,180	6,705	-	285,885	216,167	3,444	-	219,611
Government securities – other countries	**8,210**	**-**	**-**	**8,210**	**1,520**	**-**	**-**	**1,520**
Argentina	1,498	-	-	1,498	318	-	-	318
Chile	840	-	-	840	488	-	-	488
Colombia	3,603	-	-	3,603	409	-	-	409
United States	2,085	-	-	2,085	141	-	-	141
Italy	130	-	-	130	-	-	-	-
Mexico	5	-	-	5	57	-	-	57
Paraguay	3	-	-	3	2	-	-	2
Peru	5	-	-	5	8	-	-	8
Uruguay	41	-	-	41	97	-	-	97
Corporate securities	**24,606**	**50,458**	**1,968**	**77,032**	**16,578**	**32,345**	**1,719**	**50,642**
Shares	14,176	4,871	-	19,047	9,847	4,790	-	14,637
Rural product note	-	2,285	64	2,349	-	-	-	-
Bank deposit certificates	-	729	-	729	-	792	-	792
Real estate receivables certificates	-	-	548	548	-	-	1,444	1,444
Debentures	7,962	20,625	1,350	29,937	4,667	7,763	225	12,655
Eurobonds and others	2,383	-	-	2,383	2,064	102	7	2,173
Financial bills	-	15,777	6	15,783	-	18,501	13	18,514
Promissory notes	-	5,616	-	5,616	-	313	-	313
Other	85	555	-	640	-	84	30	114
Other Financial Assets	**-**	**6**	**-**	**6**	**-**	**-**	**-**	**-**
Financial assets at fair value through other comprehensive income	**84,239**	**25,703**	**-**	**109,942**	**72,455**	**4,171**	**34**	**76,660**
Brazilian government securities	66,701	1,248	-	67,949	49,879	853	-	50,732
Government securities – other countries	**12,751**	**21,651**	**-**	**34,402**	**20,571**	**-**	**-**	**20,571**
Germany	-	-	-	-	23	-	-	23
Chile	-	21,651	-	21,651	11,208	-	-	11,208
Colombia	3,986	-	-	3,986	3,878	-	-	3,878
United States	3,750	-	-	3,750	2,756	-	-	2,756
Italy	-	-	-	-	329	-	-	329
Mexico	1,181	-	-	1,181	-	-	-	-
Paraguay	2,947	-	-	2,947	1,780	-	-	1,780
Uruguay	887	-	-	887	597	-	-	597
Corporate securities	**4,787**	**2,804**	**-**	**7,591**	**2,005**	**3,318**	**34**	**5,357**
Shares	1,382	-	-	1,382	149	-	-	149
Bank deposit certificates	-	307	-	307	-	2,371	-	2,371
Real estate receivables certificates	-	-	-	-	-	-	26	26
Debentures	419	470	-	889	334	-	-	334
Eurobonds and others	2,986	2,027	-	5,013	1,522	947	8	2,477
Financial assets designated at fair value through profit or loss	**3,740**	**-**	**-**	**3,740**	**1,035**	**-**	**-**	**1,035**
Brazilian external debt bonds	3,740	-	-	3,740	1,035	-	-	1,035
Financial liabilities at fair value through profit or loss	**-**	**5**	**-**	**5**	**-**	**-**	**-**	**-**
Other financial liabilities	-	5	-	5	-	-	-	-
Financial liabilities designated at fair value through profit or loss	**-**	**143**	**-**	**143**	**-**	**201**	**-**	**201**
Structured notes	-	143	-	143	-	201	-	201

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**23**	**76,376**	**105**	**76,504**	**14**	**41,737**	**103**	**41,854**
Swap Contracts – adjustment receivable	-	45,926	93	46,019	-	26,426	32	26,458
Option Contracts	4	20,402	12	20,418	-	8,385	71	8,456
Forward Contracts	-	2,085	-	2,085	-	2,162	-	2,162
Credit derivatives	-	156	-	156	-	167	-	167
NDF - Non Deliverable Forward	-	7,596	-	7,596	-	4,446	-	4,446
Other derivative financial instruments	19	211	-	230	14	151	-	165
Liabilities	**(22)**	**(79,373)**	**(110)**	**(79,505)**	**(7)**	**(47,736)**	**(85)**	**(47,828)**
Swap Contracts – adjustment payable	-	(51,680)	(109)	(51,789)	-	(32,881)	(46)	(32,927)
Option Contracts	(13)	(20,248)	(1)	(20,262)	-	(9,022)	(39)	(9,061)
Forward Contracts	-	(905)	-	(905)	-	(754)	-	(754)
Credit derivatives	-	(76)	-	(76)	-	(40)	-	(40)
NDF - Non Deliverable Forward	-	(6,426)	-	(6,426)	-	(4,971)	-	(4,971)
Other derivative financial instruments	(9)	(38)	-	(47)	(7)	(68)	-	(75)

There were no significant transfer between Level 1 and Level 2 during the periods of 12/31/2020 and 12/31/2019. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.87

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by: • Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. • Financial Bills: In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3. • Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.88

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,719**	**(1,160)**	**-**	**1,619**	**(779)**	**569**	**1,968**	**(700)**
Corporate securities	**1,719**	**(1,160)**	**-**	**1,619**	**(779)**	**569**	**1,968**	**(700)**
Real estate receivables certificates	1,444	(726)	-	263	(433)	-	548	(14)
Debentures	225	(369)	-	1,050	(272)	716	1,350	(635)
Rural Product Note	-	(55)	-	227	(19)	(89)	64	(51)
Eurobonds and other	7	(6)	-	69	(12)	(58)	-	-
Financial bills	13	(2)	-	-	(5)	-	6	-
Other	30	(2)	-	10	(38)	-	-	-
Financial assets at fair value through other comprehensive income	**34**	**7**	**(6)**	**248**	**(167)**	**(116)**	**-**	**-**
Corporate securities	**34**	**7**	**(6)**	**248**	**(167)**	**(116)**	**-**	**-**
Real estate receivables certificates	26	-	-	-	(26)	-	-	-
Eurobonds and other	8	7	(6)	248	(141)	(116)	-	-

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**103**	**89**	**-**	**193**	**(234)**	**(46)**	**105**	**51**
Swap Contracts – adjustment receivable	32	107	-	10	(11)	(45)	93	91
Option Contracts	71	(18)	-	183	(223)	(1)	12	(40)
Derivatives - liabilities	**(85)**	**(93)**	**-**	**(130)**	**177**	**21**	**(110)**	**(90)**
Swap Contracts – adjustment payable	(46)	(74)	-	(12)	1	22	(109)	(90)
Option Contracts	(39)	(19)	-	(118)	176	(1)	(1)	-

	Fair value at 12/31/2018	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2019	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**2,833**	**(1,300)**	**-**	**1,755**	**(907)**	**(662)**	**1,719**	**(307)**
Corporate securities	**2,833**	**(1,300)**	**-**	**1,755**	**(907)**	**(662)**	**1,719**	**(307)**
Shares	1,268	(285)	-	-	-	(983)	-	-
Real estate receivables certificates	1,411	(487)	-	573	(53)	-	1,444	29
Debentures	85	(504)	-	604	(222)	262	225	(336)
Eurobonds and other	31	(4)	-	3	(51)	28	7	-
Financial bills	5	6	-	8	(6)	-	13	-
Other	33	(26)	-	567	(575)	31	30	-
Financial assets designated at fair value through other comprehensive income	**-**	**43**	**(47)**	**76**	**(68)**	**30**	**34**	**(2)**
Corporate securities	**-**	**43**	**(47)**	**76**	**(68)**	**30**	**34**	**(2)**
Real estate receivables certificates	-	-	-	26	-	-	26	-
Debentures	-	(2)	6	50	(54)	-	-	1
Eurobonds and other	-	45	(53)	-	(14)	30	8	(3)

	Fair value at 12/31/2018	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2019	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - Assets	**142**	**(78)**	**-**	**274**	**(156)**	**(79)**	**103**	**(1)**
Swap Contracts – adjustment receivable	90	21	-	2	(2)	(79)	32	31
Option Contracts	52	(99)	-	272	(154)	-	71	(32)
Derivatives - Liabilities	**(26)**	**(17)**	**-**	**(196)**	**172**	**(18)**	**(85)**	**(2)**
Swap Contracts – adjustment payable	(3)	(51)	-	(10)	36	(18)	(46)	(17)
Option Contracts	(23)	34	-	(186)	136	-	(39)	15

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.89

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		12/31/2020		12/31/2019	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(0.8)	-	(0.9)	(0.0)
	II	(19.8)	-	(23.3)	(0.3)
	III	(38.2)	-	(46.1)	(0.6)
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(8.3)	-	(22.6)	-
	II	(11.6)	-	(43.2)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) **Contingent Assets:** There are no contingent assets recorded.

b) **Provisions and contingencies:** The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable.

   Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.90

I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.91

Below are the changes in civil, labor and other risks provisions:

	12/31/2020			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**3,634**	**8,579**	**976**	**13,189**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(980)	-	(1,196)
Subtotal	**3,418**	**7,599**	**976**	**11,993**
Adjustment / Interest (Note 23)	191	482	-	673
Changes in the period reflected in income (Note 23)	**889**	**2,110**	**547**	**3,546**
Increase	1,179	2,296	550	4,025
Reversal	(290)	(186)	(3)	(479)
Payment	(1,203)	(3,126)	(40)	(4,369)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	216	950	-	1,166
Closing balance	**3,511**	**8,015**	**1,483**	**13,009**
Current	**1,254**	**3,125**	**1,483**	**5,862**
Non-current	**2,257**	**4,890**	**-**	**7,147**

	12/31/2019			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**4,426**	**6,821**	**573**	**11,820**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(226)	(957)	-	(1,183)
Subtotal	**4,200**	**5,864**	**573**	**10,637**
Adjustment / Interest (Note 23)	122	1,024	-	1,146
Changes in the period reflected in income (Note 23)	**726**	**3,160**	**403**	**4,289**
Increase (*)	1,177	3,325	435	4,937
Reversal	(451)	(165)	(32)	(648)
Payment	(1,630)	(2,449)	-	(4,079)
Subtotal	**3,418**	**7,599**	**976**	**11,993**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	216	980	-	1,196
Closing balance	**3,634**	**8,579**	**976**	**13,189**
Current	**1,662**	**2,451**	**976**	**5,089**
Non-current	**1,972**	**6,128**	**-**	**8,100**

(*) Includes the effects of the Voluntary Severance Program.

IV- Tax proceedings and legal obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	12/31/2020	12/31/2019
Opening balance - 01/01	**8,266**	**6,793**
(-) Provisions guaranteed by indemnity clause (Note 2.4 n)	(68)	(68)
Subtotal	**8,198**	**6,725**
Adjustment / Interest (*)	220	779
Changes in the period reflected in income	**56**	**843**
Increase (*)	142	1,135
Reversal (*)	(86)	(292)
Payment	(1,735)	(151)
Subtotal	**6,739**	**8,196**
(+) Provisions guaranteed by indemnity clause (Note 2.4 n)	71	70
Closing balance	**6,810**	**8,266**
Current	**65**	**83**
Non-current	**6,745**	**8,183**

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.92

The main discussions related to Tax Lawsuits and Legal Obligations are described below: • INSS – Non-compensatory Amounts – R$ 1,769: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 991; • PIS and COFINS – Calculation Basis – R$ 643: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 618. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,470 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 389 (R$ 251 at 12/31/2019). II—Tax proceedings The tax proceedings of possible loss totaled R$ 31,330 (R$ 28,959 at 12/31/2019), and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 6,303: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,857: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; • ISS – Banking Activities – R$ 3,991: the levy and/or payment place of ISS for certain banking revenues are discussed; • IRPJ and CSLL – Goodwill – Deduction – R$ 3,398: the deductibility of goodwill for future expected profitability on the acquisition of investments; • IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed—R$ 1,642: cases in which the liquidity and the certainty of credits offset are discussed; • PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 1,346: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; • IRPJ and CSLL – Disallowance of Losses – R$ 1,188: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; • IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 656: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.93

d) Accounts Receivables – Reimbursement of Provisions

The receivables balance arising from reimbursements of contingencies totals R$ 919 (R$ 978 at 12/31/2019) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

	12/31/2020				12/31/2019
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 18a)	1,476	2,126	9,091	**12,693**	14,520
Investment fund quotas	600	303	84	**987**	1,148
Surety	65	69	3,878	**4,012**	3,223
Insurance bond	1,837	1,203	15,362	**18,402**	14,867
Guarantee by government securities	14	-	235	**249**	96
Total	**3,992**	**3,701**	**28,650**	**36,343**	**33,854**

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.94

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: • Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. • Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. • Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. • Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.95

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: • Requirements for impairment testing of financial assets are based on the expected credit losses model; • Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; • Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; • Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; • Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.96

b) Consolidated Statement of Managerial Result

	01/01 to 12/31/2020					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**72,680**	**32,187**	**9,918**	**114,785**	**(14,586)**	**100,199**
Interest margin [1]	41,818	19,883	8,394	70,095	(20,042)	50,053
Revenues from banking services and bank charges	23,918	11,911	1,401	37,230	1,327	38,557
Income from insurance and private pension operations before claim and selling expenses	6,944	393	123	7,460	(2,972)	4,488
Other revenues	-	-	-	-	7,101	7,101
Cost of Credit	**(21,247)**	**(8,968)**	**6**	**(30,209)**	**5,583**	**(24,626)**
Claims	**(1,345)**	**(8)**	**-**	**(1,353)**	**(1)**	**(1,354)**
Operating margin	**50,088**	**23,211**	**9,924**	**83,223**	**(9,004)**	**74,219**
Other operating income / (expenses)	**(40,221)**	**(16,133)**	**(650)**	**(57,004)**	**(11,985)**	**(68,989)**
Non-interest expenses [2]	(35,310)	(14,592)	(287)	(50,189)	(14,018)	(64,207)
Tax expenses for ISS, PIS and COFINS and Other	(4,911)	(1,541)	(363)	(6,815)	634	(6,181)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,399	1,399
Income before income tax and social contribution	**9,867**	**7,078**	**9,274**	**26,219**	**(20,989)**	**5,230**
Income tax and social contribution	(3,071)	(1,893)	(3,099)	(8,063)	17,897	9,834
Non-controlling interest in subsidiaries	(175)	601	(46)	380	3,452	3,832
Net income	**6,621**	**5,786**	**6,129**	**18,536**	**360**	**18,896**
Total assets [*] - 12/31/2020	**1,265,620**	**981,034**	**143,715**	**2,112,586**	**(93,335)**	**2,019,251**
Total liabilities - 12/31/2020	**1,218,977**	**915,253**	**108,432**	**1,964,880**	**(100,154)**	**1,864,726**
[*] Includes:						
Investments in associates and joint ventures	2,012	-	13,879	15,891	(321)	15,570
Fixed assets, net	4,587	806	-	5,393	1,544	6,937
Goodwill and Intangible assets, net	4,978	9,901	-	14,879	2,451	17,330

(1) Includes interest and similar income, expenses and dividend of R$ 55,420, net gains (loss) on investment securities and derivatives of R$ (8,056) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,689.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,064).

(3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.97

	01/01 to 12/31/2019					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**79,227**	**30,650**	**9,913**	**119,790**	**(2,711)**	**117,079**
Interest margin [1]	46,764	18,778	9,088	74,630	(5,280)	69,350
Commissions and Banking Fees	25,411	11,306	590	37,307	1,725	39,032
Income from insurance and private pension operations before claim and selling expenses	7,052	566	235	7,853	(3,300)	4,553
Other revenues	-	-	-	-	4,144	4,144
Cost of Credit	**(16,072)**	**(2,082)**	-	**(18,154)**	**882**	**(17,272)**
Claims	**(1,206)**	**(59)**	-	**(1,265)**	**(30)**	**(1,295)**
Operating margin	**61,949**	**28,509**	**9,913**	**100,371**	**(1,859)**	**98,512**
Other operating income / (expenses)	**(41,430)**	**(15,403)**	**(986)**	**(57,819)**	**(9,450)**	**(67,269)**
Non-interest expenses [2]	(36,346)	(13,940)	(365)	(50,651)	(10,361)	(61,012)
Tax expenses for ISS, PIS and COFINS and Other	(5,084)	(1,463)	(621)	(7,168)	(404)	(7,572)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,315	1,315
Income before income tax and social contribution	**20,519**	**13,106**	**8,927**	**42,552**	**(11,309)**	**31,243**
Income tax and social contribution	(7,095)	(3,856)	(2,545)	(13,496)	10,066	(3,430)
Non-controlling interest in subsidiaries	(198)	(444)	(51)	(693)	(7)	(700)
Net income	**13,226**	**8,806**	**6,331**	**28,363**	**(1,250)**	**27,113**

Total assets (*) - 12/31/2019	**1,056,275**	**682,271**	**147,901**	**1,738,713**	**(101,232)**	**1,637,481**
Total liabilities - 12/31/2019	**1,013,186**	**625,614**	**104,799**	**1,595,865**	**(107,849)**	**1,488,016**
(*) Includes:						
Investments in associates and joint ventures	1,911	-	13,666	15,577	(480)	15,097
Fixed assets, net	5,252	1,160	-	6,412	754	7,166
Goodwill and Intangible assets, net	6,681	7,645	-	14,326	5,393	19,719

(1) Includes interest and similar income,expenses and dividend of R$ 64,325, net gains (loss) on investment securities and derivatives of R$ 4,098 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 927.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (4,630).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.98

	01/01 to 12/31/2018					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**72,182**	**29,389**	**10,246**	**111,817**	**(7,617)**	**104,200**
Interest margin [1]	40,243	18,930	9,912	69,085	(8,380)	60,705
Commissions and Banking Fees	25,131	9,810	138	35,079	1,730	36,809
Income from insurance and private pension operations before claim and selling expenses	6,808	649	196	7,653	(3,692)	3,961
Other revenues	-	-	-	-	2,725	2,725
Cost of Credit	**(12,526)**	**(1,540)**	**-**	**(14,066)**	**5,112**	**(8,954)**
Claims	**(1,160)**	**(68)**	**-**	**(1,228)**	**-**	**(1,228)**
Operating margin	**58,496**	**27,781**	**10,246**	**96,523**	**(2,505)**	**94,018**
Other operating income / (expenses)	**(40,002)**	**(15,217)**	**(1,070)**	**(56,289)**	**(7,121)**	**(63,410)**
Non-interest expenses [2]	(35,296)	(13,817)	(331)	(49,444)	(8,094)	(57,538)
Tax expenses for ISS, PIS and COFINS and Other	(4,706)	(1,400)	(739)	(6,845)	226	(6,619)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	747	747
Net income before income tax and social contribution	**18,494**	**12,564**	**9,176**	**40,234**	**(9,626)**	**30,608**
Income tax and social contribution	(6,939)	(3,829)	(2,964)	(13,732)	8,763	(4,969)
Non-controlling interest in subsidiaries	(184)	(550)	(35)	(769)	37	(732)
Net income	**11,371**	**8,185**	**6,177**	**25,733**	**(826)**	**24,907**
Total assets (*) - 12/31/2018	**1,042,145**	**655,393**	**142,853**	**1,649,613**	**(96,816)**	**1,552,797**
Total liabilities - 12/31/2018	**1,005,194**	**597,528**	**93,546**	**1,505,490**	**(103,159)**	**1,402,331**
(*) Includes:						
Investments in associates and joint ventures	1,220	-	11,438	12,658	(639)	12,019
Fixed assets, net	5,526	879	-	6,405	897	7,302
Goodwill and Intangible assets, net	6,845	8,178	-	15,023	4,306	19,329

(1) Includes net interest and similar income and expenses of R$ 62,565, net gain (loss) on investment securities and derivatives of R$ (4,834) and foreign exchange results and exchange variation on transactions of abroad R$ 2,974.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,332).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.99

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	12/31/2020			12/31/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	17,095	7,172	24,267	16,123	10,762	26,885

	01/01 to 12/31/2020			01/01 to 12/31/2019			01/01 to 12/31/2018		
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	102,016	21,595	123,611	117,541	27,767	145,308	108,362	22,955	131,317
Income from insurance and private pension operations before claim and selling expenses	4,488	-	4,488	4,423	130	4,553	3,812	149	3,961
Commissions and Banking Fees	34,533	4,024	38,557	35,283	3,749	39,032	33,211	3,598	36,809

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad.
(2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

Note 31 – Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Copagaz – Distribuidora de Gás S.A. and Alpargatas S.A.;

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.;

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees;

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups;

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

  Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

  Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

  Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions.

  Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.100

a) Transactions with related parties:
ITAÚ UNIBANCO HOLDING
Assets / (Liabilities) Revenues / (Expenses)
Annual rate 12/31/2020 12/31/2019 01/01 to 01/01 to 01/01 to 12/31/2020 12/31/2019 12/31/2018 Short-term Interbank investments18,5391,000 63 58-
Other 1.90%18,5391,000 63 58-
Loan operations591 83 566187
2.50% to 6% / SELIC + 2.35 / CDI
Alpargatas S.A. 65 30 3613
+ 3.85% to 3.95%
Duratex S.A. CDI + 1.45%515— 19—-Other 113% CDI 11 5315184
Securities and derivative financial instruments (assets and liabilities)1,716 996—(138)
Investment funds107 99 14—-Copagaz – Distribuidora de Gás S.A. CDI + 1.70%950—1— -Itaúsa S.A. CDI + 2.40%771—1—(138) Other(112)—(10)—-
Deposits—— (1)(1)(10)
Other—— (1)(1)(10)
Deposits received under securities repurchase agreements(165)(374) (13) (14)(2)
Alpargatas S.A. 95% to 101% CDI(107)(4) (11)—-Duratex S.A. 78% to 99% CDI (49) (43)(2)(2)(1) Other 100% CDI(9)(327)—(12)(1)
Amounts receivable (payable) / Commissions and/or Other General and
(35)(151) 26350 Administrative expenses
Instituto Unibanco123—3—2 Fundação Itaú Unibanco – Previdência Complementar (93) (93) 42 4351 ConectCar Soluções de Mobilidade Eletrônica S.A. (46) (46)774 Olímpia Promoção e Serviços S.A.(9)(5) (45) (31)(25) Itaúsa S.A.(8)1 12 (28)6 Fundação Itaú para a Educação e Cultura(4)— (3)11 FUNBEP—Fundo de Pensão Multipatrocinado(1)—776 Other3(8)345
Rent——(31) (39)(46)
Fundação Itaú Unibanco – Previdência Complementar——(28) (32)(36) FUNBEP – Fundo de Pensão Multipatrocinado—— (3)(6)(7) Other——— (1)(3)
Donation(500)—(1,002) (35)(95)
Fundação Itaú para a Educação e Cultura(500)—(1,000) (35)(95) Other—— (2)—-
Sponsorship 12 29 (16) (15)(32)
Associação Cubo Coworking Itaú12 29 (16) (14)(31) Other——— (1)(1)
Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 65, Liabilities of R$ (6,623) and Results of R$ (58) (R$ 49, R$ (5,758) at 12/31/2019 and R$ (28) from 01/01 to 12/31/2019, respectively).
b) Compensation and Benefits of Key Management Personnel
Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:
01/01 to 01/01 to 01/01 to 12/31/2020 12/31/2019 12/31/2018
Fees (578) (499) (481) Profit sharing (112) (363) (258) Post-employment benefits(9)(6)(9) Share-based payment plan (228) (224) (212)
Total (927)(1,092) (960)
Total amounts related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.101

Note 32 – Risk and Capital Management
a) Corporate Governance
ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.
These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital.
The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC.
Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures.
b) Risk Management Risk Appetite
The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement:
“We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.”
Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.
The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer).
The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING.
The five dimensions of risk appetite are:
• Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues.
• Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators.
• Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.102

• Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred.
• Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct.
Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on:
• Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself;
• Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business;
• Risk pricing: ITAÚ UNIBANCO HOLDING’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios;
• Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business;
• Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services;
• Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation.
ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.
These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.
1. Credit risk
The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.
There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.
The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.103

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship).
For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism.
ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral.
1.1 Collateral and policies for mitigating credit risk
ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements.
For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.
ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.
1.2 Policy for Provisioning and Economic Scenarios
Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts.
These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).
Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies.
Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon.
Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.104

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic.In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 40% and 45% (2019 – 10%, 75% and 15%), respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

12/31/2020					12/31/2019				
Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
951,343	(51,480)	(830)	491	1,416	793,610	(40,247)	(328)	13	193

(1) Composed of Loan operations, lease operations and securities.
(2) Comprises expected credit loss for Financial Guarantees R$ (907) (R$ (837) at 12/31/2019) and Loan Commitments R$ (3,485) (R$ (3,303) at 12/31/2019).

1.3 Classification of Stages of Credit Impairment

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements.

Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d.

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product.

For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating.

Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring.
(*) For the real estate loans portfolio, the figure is 180 days with no payments made.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.105

1.4 Maximum Exposure of Financial Assets to Credit Risk

	12/31/2020			12/31/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	**1,294,428**	**466,835**	**1,761,263**	**1,073,430**	**336,803**	**1,410,233**
At Amortized Cost	**861,485**	**324,255**	**1,185,740**	**755,773**	**254,871**	**1,010,644**
Interbank deposits	17,775	37,910	55,685	10,620	23,963	34,583
Securities purchased under agreements to resell	237,528	2,415	239,943	197,157	1,271	198,428
Securities	103,146	26,658	129,804	114,046	19,073	133,119
Loan and lease operations	468,461	245,643	714,104	386,206	199,585	585,791
Other financial assets	67,425	25,830	93,255	75,968	18,784	94,752
(-) Provision for Expected Loss	(32,850)	(14,201)	(47,051)	(28,224)	(7,805)	(36,029)
At Fair Value Through Other Comprehensive Income	**48,992**	**60,950**	**109,942**	**35,990**	**40,670**	**76,660**
Securities	48,992	60,950	109,942	35,990	40,670	76,660
At Fair Value Through Profit or Loss	**383,951**	**81,630**	**465,581**	**281,667**	**41,262**	**322,929**
Securities	365,718	23,353	389,071	271,470	9,605	281,075
Derivatives	18,227	58,277	76,504	10,197	31,657	41,854
Other financial assets	6	-	6	-	-	-
Financial liabilities - provision for expected loss	**3,655**	**737**	**4,392**	**3,581**	**559**	**4,140**
Loan Commitments	3,135	350	3,485	2,909	394	3,303
Financial Guarantees	520	387	907	672	165	837
Off balance sheet	**372,542**	**58,773**	**431,315**	**338,262**	**48,893**	**387,155**
Financial Guarantees	51,830	17,103	68,933	52,663	14,057	66,720
Letters of credit to be released	41,477	-	41,477	15,013	-	15,013
Loan commitments	**279,235**	**41,670**	**320,905**	**270,586**	**34,836**	**305,422**
Mortgage loans	6,357	-	6,357	5,536	-	5,536
Overdraft accounts	126,302	-	126,302	124,449	-	124,449
Credit cards	144,386	3,859	148,245	138,014	2,823	140,837
Other pre-approved limits	2,190	37,811	40,001	2,587	32,013	34,600
Total	**1,663,315**	**524,871**	**2,188,186**	**1,408,111**	**385,137**	**1,793,248**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.106

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.
The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.
As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.
1.4.1. By business sector Loans and lease operations
12/31/2020% 12/31/2019%
Industry and commerce163,784 22.9129,998 22.2 Services172,322 24.1126,718 21.6 Other sectors37,565 5.326,693 4.6 Individuals340,433 47.7302,382 51.6
Total714,104 100.0585,791 100.0
Other financial assets (*)
12/31/2020% 12/31/2019%
Public sector713,705 71.2562,485 73.5 Services79,788 8.059,193 7.7 Other sectors67,636 6.845,744 6.0 Financial139,820 14.098,297 12.8
Total1,000,949 100.0765,719 100.0
(*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.
The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.107

1.4.2 By type and classification of credit risk

Loan and lease operations

12/31/2020	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total
Individuals	199,158	190,273	854	**390,285**	30,793	19,387	-	**50,180**	25,532	987	-	**26,519**	255,483	210,647	854	**466,984**
Corporate	123,665	17,670	43,602	**184,937**	2,793	16	595	**3,404**	8,063	93	2,516	**10,672**	134,521	17,779	46,713	**199,013**
Micro/Small and medium companies	96,784	50,813	5,434	**153,031**	15,965	3,884	440	**20,289**	9,206	307	131	**9,644**	121,955	55,004	6,005	**182,964**
Foreign loans - Latin America	167,601	35,960	14,498	**218,059**	16,692	1,414	676	**18,782**	17,852	101	187	**18,140**	202,145	37,475	15,361	**254,981**
Total	**587,208**	**294,716**	**64,388**	**946,312**	**66,243**	**24,701**	**1,711**	**92,655**	**60,653**	**1,488**	**2,834**	**64,975**	**714,104**	**320,905**	**68,933**	**1,103,942**
%	**62.1**	**31.1**	**6.8**	**100.0**	**71.5**	**26.7**	**1.8**	**100.0**	**93.3**	**2.3**	**4.4**	**100.0**	**64.7**	**29.1**	**6.2**	**100.0**

12/31/2019	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total
Individuals	199,907	197,717	861	**398,485**	19,070	6,437	-	**25,507**	21,513	763	-	**22,276**	240,490	204,917	861	**446,268**
Corporate	91,448	16,411	44,720	**152,579**	911	22	200	**1,133**	8,430	102	3,420	**11,952**	100,789	16,535	48,340	**165,664**
Micro/Small and medium companies	77,722	50,307	4,817	**132,846**	7,225	2,378	38	**9,641**	5,786	190	46	**6,022**	90,733	52,875	4,901	**148,509**
Foreign loans - Latin America	132,812	29,842	12,087	**174,741**	14,714	1,166	424	**16,304**	6,253	87	107	**6,447**	153,779	31,095	12,618	**197,492**
Total	**501,889**	**294,277**	**62,485**	**858,651**	**41,920**	**10,003**	**662**	**52,585**	**41,982**	**1,142**	**3,573**	**46,697**	**585,791**	**305,422**	**66,720**	**957,933**
%	58.5	34.3	7.2	**100.0**	79.7	19.0	1.3	**100.0**	89.9	2.4	7.7	**100.0**	61.1	31.9	7.0	**100.0**

Internal Rating	12/31/2020				12/31/2019			
	Stage 1	Stage 2	Stage 3	Total loans	Stage 1	Stage 2	Stage 3	Total loans
Low	501,463	13,172	-	**514,635**	420,936	4,204	-	**425,140**
Medium	84,193	37,249	-	**121,442**	80,106	17,871	-	**97,977**
High	1,552	15,822	-	**17,374**	847	19,845	-	**20,692**
Credit-Impaired	-	-	60,653	**60,653**	-	-	41,982	**41,982**
Total	**587,208**	**66,243**	**60,653**	**714,104**	**501,889**	**41,920**	**41,982**	**585,791**
%	**82.2**	**9.3**	**8.5**	**100.0**	**85.6**	**7.2**	**7.2**	**100.0**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.108

Other financial assets

	12/31/2020						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**14,204**	**3,232**	**2,997**	**10,943**	**10,943**	**1,232**	**264**
Government securities	**483,791**	**479,477**	**483,791**	**-**	**-**	**-**	**-**
Brazilian government	422,098	417,782	422,098	-	-	-	-
Other Public	-	36	-	-	-	-	-
Other countries	**61,693**	**61,659**	**61,693**	**-**	**-**	**-**	**-**
Argentina	1,498	1,480	1,498	-	-	-	-
United States	5,835	5,847	5,835	-	-	-	-
Mexico	10,222	10,227	10,222	-	-	-	-
Italy	130	133	130	-	-	-	-
Spain	4,844	4,847	4,844	-	-	-	-
Korea	3,947	3,951	3,947	-	-	-	-
Chile	23,195	23,183	23,195	-	-	-	-
Paraguay	2,950	3,011	2,950	-	-	-	-
Uruguay	978	964	978	-	-	-	-
Colombia	8,089	8,012	8,089	-	-	-	-
Peru	5	4	5	-	-	-	-
Corporate securities	**127,757**	**122,695**	**122,326**	**3,485**	**2,738**	**5,873**	**2,693**
Rural product note	5,823	5,717	5,723	38	36	115	64
Real estate receivables certificates	5,342	5,290	5,268	77	73	-	1
Bank deposit certificate	1,066	1,064	1,066	-	-	-	-
Debentures	62,723	57,963	58,365	2,402	1,779	5,462	2,579
Eurobonds and other	7,604	7,445	7,604	-	-	-	-
Financial bills	15,783	15,784	15,783	-	-	-	-
Promissory notes	7,629	7,611	7,629	-	-	-	-
Other	21,787	21,821	20,888	968	850	296	49
Total	**625,752**	**605,404**	**609,114**	**14,428**	**13,681**	**7,105**	**2,957**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.109

	12/31/2019						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**8,267**	**8,322**	**8,062**	**-**	**-**	**955**	**205**
Government securities	**366,998**	**364,078**	**366,998**	**-**	**-**	**-**	**-**
Brazilian government	327,681	324,637	327,681	-	-	-	-
Other Public	-	36	-	-	-	-	-
Other countries	**39,317**	**39,405**	**39,317**	**-**	**-**	**-**	**-**
Argentina	318	349	318	-	-	-	-
United States	2,977	2,979	2,977	-	-	-	-
Mexico	7,820	7,820	7,820	-	-	-	-
Italy	329	328	329	-	-	-	-
Spain	4,984	4,984	4,984	-	-	-	-
Korea	3,427	3,427	3,427	-	-	-	-
Chile	12,317	12,227	12,317	-	-	-	-
Paraguay	1,782	1,959	1,782	-	-	-	-
Uruguay	710	716	710	-	-	-	-
Colombia	4,622	4,585	4,622	-	-	-	-
Peru	8	8	8	-	-	-	-
Germany	23	23	23	-	-	-	-
Corporate securities	**112,936**	**109,169**	**108,685**	**637**	**402**	**6,784**	**3,849**
Rural product note	5,341	5,122	5,114	62	58	204	169
Real estate receivables certificates	7,312	7,253	7,280	10	11	20	21
Bank deposit certificate	3,217	3,217	3,217	-	-	-	-
Debentures	51,510	47,751	47,607	336	283	6,311	3,620
Eurobonds and other	5,732	5,671	5,704	29	28	-	-
Financial bills	18,514	18,517	18,514	-	-	-	-
Promissory notes	5,311	5,314	5,311	-	-	-	-
Other	15,999	16,324	15,938	200	22	249	39
Total	**488,201**	**481,569**	**483,745**	**637**	**402**	**7,739**	**4,054**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.110

Other Financial Assets —Internal Classification by Level of Risk
12/31/2020
Financial Assets—At Amortized Cost Financial Assets at fair Financial assets at fair value Interbank deposits and value through other through profit or loss (*)
Internal rating securities purchased under Securities comprehensive income Total agreements to resell
Low 295,334 123,553 463,168 109,942 991,997 Medium — 4,396 2,192 - 6,588 High 294 1,855 215 - 2,364 Total 295,628 129,804 465,575 109,942 1,000,949
% 29.5 13.0 46.5 11.0 100.0
(*) Includes Derivatives in the amount of R$ 76,504 at 12/31/2020.
12/31/2019
Financial Assets—At Amortized Cost
Financial Assets at fair
Financial assets at fair value
Interbank deposits and value through other through profit or loss (*)
Internal rating securities purchased under Securities comprehensive income Total agreements to resell
Low 233,011 127,251 321,595 76,660 758,517 Medium — 3,721 952 - 4,673 High — 2,147 382 - 2,529 Total 233,011 133,119 322,929 76,660 765,719
% 30.4 17.4 42.2 10.0 100.0
(*) Includes Derivatives in the amount of R$ 41,854 at 12/31/2019.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.111

1.4.3 Collateral for loans and lease operations

	12/31/2020				12/31/2019			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**80,907**	**202,819**	**1,746**	**1,621**	**65,921**	**170,045**	**1,997**	**1,867**
Personal [(1)]	1,960	6,759	737	698	978	2,982	857	819
Vehicles [(2)]	21,595	44,673	999	918	17,720	37,355	1,102	1,020
Mortgage loans [(3)]	57,352	151,387	10	5	47,223	129,708	38	28
Micro, small and medium companies and corporates [(4)]	**151,129**	**444,696**	**31,582**	**27,011**	**115,608**	**311,043**	**11,097**	**6,142**
Foreign loans - Latin America [(4)]	**161,987**	**309,489**	**15,381**	**9,050**	**123,367**	**222,300**	**7,348**	**2,841**
Total	**394,023**	**957,004**	**48,709**	**37,682**	**304,896**	**703,388**	**20,442**	**10,850**

(1) In general requires financial collaterals.

(2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.

(3) Properties themselves are pledged as collateral.

(4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).

Of total loans and lease operations R$ 271,372 (R$ 260,453 at 12/31/2019), represented unsecured loans.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.112

1.4.4 Repossessed assets
Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.
Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.
The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN.
Total repossessed assets in the period were R$ 224 (R$ 390 from 01/01 to 12/31/2019), mainly composed of real estate.
2. Market risk
The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.
Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.
The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.
Market risk management is based on the following metrics:
• Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
• Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
• Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level;
• Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market); and
• Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.
Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:
• ÄEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates;
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.113

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;
- Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;
- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING

Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 12/31/2020, the average total VaR in Historical Simulation was R$ 282 or 0.2% of total stockholders' equity (R$ 334 from 01/01 to 12/31/2019 or 0.2% of total stockholders' equity).

	VaR Total (Historical Simulation) (Reais million)							
	12/31/2020 (*)				12/31/2019 (*)			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by risk factor group								
Interest rates	614	292	1,961	431	816	652	960	813
Currencies	29	9	71	24	28	11	59	11
Shares	23	9	49	30	30	14	57	29
Commodities	2	1	4	1	2	1	5	1
Effect of diversification	-	-	-	(263)	-	-	-	(576)
Total risk	**282**	**166**	**763**	**223**	**334**	**209**	**472**	**278**

(*) VaR by Group of Risk Factors considers information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.114

2.1.1 Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	12/31/2020						12/31/2019					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**478,065**	**335,803**	**185,587**	**568,219**	**227,397**	**1,795,071**	**264,750**	**382,751**	**141,277**	**443,579**	**203,328**	**1,435,685**
At amortized cost	**406,497**	**251,388**	**121,432**	**314,949**	**125,282**	**1,219,548**	**222,026**	**354,893**	**102,649**	**244,862**	**111,666**	**1,036,096**
Compulsory deposits in the Central Bank of Brazil	83,133	-	-	-	-	83,133	86,836	-	-	-	-	86,836
Interbank deposits	34,998	5,410	8,178	6,864	187	55,637	23,337	4,448	3,290	3,474	32	34,581
Securities purchased under agreements to resell	196,053	43,625	170	10	77	239,935	22,617	175,643	-	-	162	198,422
Securities	9,325	16,907	11,440	55,070	33,997	126,739	1,290	13,659	14,817	56,178	44,522	130,466
Loan and lease operations	82,988	185,446	101,644	253,005	91,021	714,104	87,946	161,143	84,542	185,210	66,950	585,791
At fair value through other comprehensive income	**13,357**	**12,557**	**6,958**	**54,452**	**22,618**	**109,942**	**2,464**	**4,524**	**3,284**	**46,456**	**19,932**	**76,660**
At fair value through profit and loss	**58,211**	**71,858**	**57,197**	**198,818**	**79,497**	**465,581**	**40,260**	**23,334**	**35,344**	**152,261**	**71,730**	**322,929**
Securities	40,577	63,455	48,092	178,565	58,382	389,071	33,262	15,420	32,299	137,612	62,482	281,075
Derivatives	17,634	8,403	9,099	20,253	21,115	76,504	6,998	7,914	3,045	14,649	9,248	41,854
Other financial assets	-	-	6	-	-	6	-	-	-	-	-	-
Financial liabilities	**624,542**	**141,647**	**122,233**	**452,797**	**118,616**	**1,459,835**	**508,064**	**115,876**	**74,582**	**309,571**	**86,135**	**1,094,228**
At amortized cost	**607,741**	**134,640**	**109,560**	**426,488**	**101,753**	**1,380,182**	**501,401**	**106,763**	**71,460**	**288,584**	**77,991**	**1,046,199**
Deposits	370,604	80,456	59,955	277,055	20,940	809,010	272,447	38,873	22,877	154,032	18,831	507,060
Securities sold under repurchase agreements	220,219	3,001	1,962	23,811	24,371	273,364	218,055	4,121	1,700	13,309	19,398	256,583
Interbank market funds	9,542	48,407	36,972	56,482	4,632	156,035	9,845	54,141	41,253	66,818	2,805	174,862
Institutional market funds	6,950	2,247	10,142	67,159	51,810	138,308	600	8,472	4,763	53,452	36,957	104,244
Premium bonds plans	426	529	529	1,981	-	3,465	454	1,156	867	973	-	3,450
At fair value through profit and loss	**16,801**	**7,007**	**12,673**	**26,309**	**16,863**	**79,653**	**6,663**	**9,113**	**3,122**	**20,987**	**8,144**	**48,029**
Derivatives	16,791	7,002	12,672	26,252	16,788	79,505	6,653	9,100	3,096	20,906	8,073	47,828
Structured notes	10	-	1	57	75	143	10	13	26	81	71	201
Other financial liabilities	-	5	-	-	-	5	-	-	-	-	-	-
Difference assets / liabilities (*)	**(146,477)**	**194,156**	**63,354**	**115,422**	**108,781**	**335,236**	**(243,314)**	**266,875**	**66,695**	**134,008**	**117,193**	**341,457**
Cumulative difference	**(146,477)**	**47,679**	**111,033**	**226,455**	**335,236**		**(243,314)**	**23,561**	**90,256**	**224,264**	**341,457**	
Ratio of cumulative difference to total interest-bearing assets	-8.2%	2.7%	6.2%	12.6%	18.7%		-16.9%	1.6%	6.3%	15.6%	23.8%	

(*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.115

2.1.2 Currency risk
The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods.
The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING.
2.1.3 Share Price Risk
The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss—Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income—Securities.
3. Liquidity risk
The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.
Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas.
Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING.
ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.
Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:
• Different scenarios projected for changes in liquidity;
• Contingency plans for crisis situations;
• Reports and charts that describe the risk positions;
• Assessment of funding costs and alternative sources of funding;
• Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.
3.1 Primary sources of funding
ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.1% or R$ 379.5 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits—is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.116

Funding from customers	12/31/2020			12/31/2019		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**370,604**	**809,010**		**272,447**	**507,060**	
Demand deposits	134,805	134,805	13.2	82,306	82,306	11.5
Savings deposits	179,470	179,470	17.5	144,558	144,558	20.2
Time deposits	55,778	491,234	48.0	44,855	277,166	38.8
Other	551	3,501	0.3	728	3,030	0.4
Funds from acceptances and issuance of securities (1)	1,978	136,638	13.4	4,293	143,569	20.1
Funds from own issue (2)	218	1,985	0.2	235	5,258	0.7
Subordinated debt	6,657	74,916	7.3	2	59,462	8.3
Total	**379,457**	**1,022,549**	**100.0**	**276,977**	**715,349**	**100.0**

(1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

3.2 Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2020, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 323.2 billion and accounted for 85.2% of the short term redeemable obligations, 31.6% of total funding, and 23.4% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2020 %	12/31/2019 %
Net assets (1) / customers funds within 30 days (2)	85.2	62.4
Net assets (1) / total customers funds (3)	31.6	24.2
Net assets (1) / total financial assets (4)	23.4	16.6

(1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets.

(2) Table Funding from customers table (Total Funding from customers 0-30 days).

(3) Table funding from customers (Total funding from customers).

(4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,381,769 (R$ 1,040,865 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.117

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	12/31/2020					12/31/2019				
Financial assets (1)	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**
Cash	**46,224**	**-**	**-**	**-**	**46,224**	**30,367**	**-**	**-**	**-**	**30,367**
Interbank investments	**234,755**	**43,276**	**6,273**	**1,092**	**285,396**	**69,756**	**151,497**	**1,444**	**1,191**	**223,888**
Securities purchased under agreements to resell – Collateral held (2)	44,743	-	-	-	44,743	26,797	-	-	-	26,797
Securities purchased under agreements to resell – Collateral repledge	150,474	31,561	-	-	182,035	17,871	144,234	-	-	162,105
Interbank deposits (4)	39,538	11,715	6,273	1,092	58,618	25,088	7,263	1,444	1,191	34,986
Securities	**239,964**	**16,348**	**17,144**	**101,908**	**375,364**	**131,195**	**17,669**	**19,846**	**108,011**	**276,721**
Government securities - available	226,615	393	379	5,779	233,166	111,487	300	302	4,763	116,852
Government securities – under repurchase commitments	93	3,905	6,749	15,132	25,879	7,744	6,616	12,445	25,366	52,171
Corporate securities - available	13,256	11,113	8,352	51,927	84,648	11,964	10,181	4,967	56,839	83,951
Corporate securities – under repurchase commitments	-	937	1,664	29,070	31,671	-	572	2,132	21,043	23,747
Derivative financial instruments - Net position	**17,634**	**17,502**	**6,478**	**34,890**	**76,504**	**6,998**	**10,959**	**5,355**	**18,542**	**41,854**
Swaps	4,064	2,952	5,117	33,886	46,019	107	4,039	4,464	17,848	26,458
Options	10,103	8,783	992	540	20,418	4,696	3,043	500	217	8,456
Forwards (onshore)	1,323	757	5	-	2,085	940	1,207	15	-	2,162
Other derivatives	2,144	5,010	364	464	7,982	1,255	2,670	376	477	4,778
Loans and lease operations (3)	**60,896**	**236,173**	**114,523**	**317,492**	**729,084**	**63,401**	**197,090**	**93,203**	**236,982**	**590,676**
Other financial assets	**-**	**6**	**-**	**-**	**6**	**-**	**-**	**-**	**-**	**-**
Total financial assets	**599,473**	**313,305**	**144,418**	**455,382**	**1,512,578**	**301,717**	**377,215**	**119,848**	**364,726**	**1,163,506**

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 90,059 (R$ 91,248 at 12/31/2019), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

(2) Net of R$ 11,119 (R$ 8,544 at 12/31/2019) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.

(3) Net of payment to merchants of R$ 71,820 (R$ 69,050 at 12/31/2019) and the amount of liabilities from transactions related to credit assignments R$ 1,623 (R$ 2,451 at 12/31/2019).

(4) Includes R$ 32,477 (R$ 18,938 at 12/31/2019) related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.118

Undiscounted future flows, except for derivatives which are fair value	12/31/2020					12/31/2019				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**369,957**	**145,085**	**36,258**	**344,261**	**895,561**	**266,690**	**69,367**	**20,555**	**211,531**	**568,143**
Demand deposits	134,805	-	-	-	134,805	82,306	-	-	-	82,306
Savings deposits	179,470	-	-	-	179,470	144,558	-	-	-	144,558
Time deposit	53,978	143,446	36,182	343,974	577,580	37,570	68,757	20,502	211,395	338,224
Interbank deposits	1,633	1,639	76	287	3,635	2,247	610	53	136	3,046
Other deposits	71	-	-	-	71	9	-	-	-	9
Compulsory deposits	**(36,337)**	**(16,874)**	**(4,412)**	**(32,436)**	**(90,059)**	**(38,576)**	**(14,067)**	**(4,110)**	**(34,495)**	**(91,248)**
Demand deposits	(6,926)	-	-	-	(6,926)	(4,412)	-	-	-	(4,412)
Savings deposits	(22,672)	-	-	-	(22,672)	(26,234)	-	-	-	(26,234)
Time deposit	(6,739)	(16,874)	(4,412)	(32,436)	(60,461)	(7,930)	(14,067)	(4,110)	(34,495)	(60,602)
Securities sold under repurchase agreements (1)	**260,846**	**5,024**	**5,183**	**22,591**	**293,644**	**246,499**	**6,509**	**5,218**	**17,585**	**275,811**
Government securities	182,848	2,070	2,414	22,564	209,896	200,499	344	1,720	17,553	220,116
Corporate securities	22,056	2,954	2,769	27	27,806	17,978	2,810	3,498	32	24,318
Foreign	55,942	-	-	-	55,942	28,022	3,355	-	-	31,377
Funds from acceptances and issuance of securities (2)	**2,391**	**40,463**	**35,189**	**68,573**	**146,616**	**4,335**	**47,697**	**39,505**	**67,435**	**158,972**
Loans and onlending obligations (3)	**11,891**	**64,735**	**6,239**	**6,388**	**89,253**	**6,368**	**65,182**	**6,259**	**7,462**	**85,271**
Subordinated debt (4)	**6,797**	**8,428**	**28,994**	**45,762**	**89,981**	**251**	**6,594**	**11,794**	**53,745**	**72,384**
Derivative financial instruments - Net position	**16,791**	**19,674**	**6,895**	**36,145**	**79,505**	**6,653**	**12,196**	**9,458**	**19,521**	**47,828**
Swaps	7,344	3,612	5,573	35,260	51,789	326	5,218	8,349	19,034	32,927
Option	6,355	12,381	998	528	20,262	3,668	4,567	571	255	9,061
Forward (onshore)	892	13	-	-	905	753	1	-	-	754
Other derivatives	2,200	3,668	324	357	6,549	1,906	2,410	538	232	5,086
Other financial liabilities	**-**	**5**	**-**	**-**	**5**	**-**	**-**	**-**	**-**	**-**
Total financial liabilities	**632,336**	**266,540**	**114,346**	**491,284**	**1,504,506**	**492,220**	**193,478**	**88,679**	**342,784**	**1,117,161**

(1) Includes own and third parties' portfolios.
(2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
(3) Recorded in funds from interbank markets.
(4) Recorded in funds from institutional markets.

Off balance commitments	12/31/2020					12/31/2019				
	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial Guarantees	2,859	24,491	6,428	35,155	**68,933**	1,286	19,447	9,359	36,628	**66,720**
Commitments to be released	128,792	27,144	11,776	153,193	**320,905**	125,664	22,818	7,064	149,876	**305,422**
Letters of credit to be released	41,477	-	-	-	**41,477**	15,013	-	-	-	**15,013**
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	36	-	-	**36**	-	273	-	-	**273**
Total	**173,128**	**51,671**	**18,204**	**188,348**	**431,351**	**141,963**	**42,538**	**16,423**	**186,504**	**387,428**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.119

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	12/31/2020	12/31/2019
Available capital (amounts)		
Common Equity Tier 1	119,960	117,328
Tier 1	137,157	128,696
Total capital (PR)	151,244	140,596
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,042,207	891,300
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.5%	13.2%
Tier 1 ratio (%)	13.2%	14.4%
Total capital ratio (%)	14.5%	15.8%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	1.25%	2.5%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	2.25%	3.5%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

The Basel Ratio reached 14.5% at 12/31/2020, 1.3 p.p. lower than at 12/31/2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the period and issuance of level 1 and level 2 debts.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 67,867 (R$ 69,292 at 12/31/2019), well above the ACP of R$ 23,450 (R$ 31,195 at 12/31/2019), generously covered by available capital.

In December 2020, ITAÚ UNIBANCO HOLDING issued R$ 2.1 billion in Subordinated Financial Notes, which have a repurchase option as from 2025. These subordinated notes are subject to approval by the Central Bank of Brazil for the composition of ITAÚ UNIBANCO HOLDING´S Tier II Capital, with an estimated increase of 0.20 p.p. in its Total Capital Ratio.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 12/31/2020, fixed assets ratio reached 24.0% (27.9% at 12/31/2019), showing a surplus of R$ 39,274 (R$ 31,104 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.120

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of December 2020, totaling R$ 47,296.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance	
					12/31/2020	12/31/2019
Subordinated financial bills - BRL						
	-	2012	2020	111% of CDI	-	2
	-			IPCA + 6% to 6.17%	-	49
	6	2011	2021	109.25% to 110.5% of CDI	14	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,484	4,994
	20			IGPM + 4.63%	38	30
	2,333			**Total**	**5,536**	**5,089**
Subordinated euronotes - USD						
	990	2010	2020	6.20%	-	4,041
	1,000	2010	2021	5.75%	5,360	4,152
	730	2011	2021	5.75% to 6.20%	3,805	2,952
	550	2012	2021	6.20%	2,858	2,218
	2,600	2012	2022	5.50% to 5.65%	13,764	10,673
	1,851	2012	2023	5.13%	9,677	7,502
	7,721			**Total**	**35,464**	**31,538**
Debt instruments eligible as capital - USD						
	740	2019	2029	4.50%	3,865	-
	740			**Total**	**3,865**	**-**
Debt instruments eligible as capital - BRL						
	50	2019	2028	CDI + 0.72%	52	-
	2,280		2029	CDI + 0.75%	2,379	-
	2,330			**Total**	**2,431**	**-**
Total					**47,296**	**36,627**

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach;
- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular nº 3,646 and nº 3,674;
- RWA_{OPAD} = portion related to capital required for operational risk, calculated based on the standardized approach.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.121

12/31/2020 12/31/2019 Credit Risk—standardized approach 921,934 784,730 Credit risk (excluding counterparty credit risk) 778,153 690,474 Counterparty credit risk (CCR) 45,674 31,356 Of which: standardized approach for counterparty credit risk (SA-CCR) 27,119 16,523 Of which: other CCR 18,555 14,833 Credit valuation adjustment (CVA) 5,960 3,494 Equity investments in funds—look-through approach 4,897 7,669 Equity investments in funds—mandate-based approach 623 205 Equity investments in funds—fall-back approach 716 1,133 Securitisation exposures—standardized approach 1,506 — Amounts below the thresholds for deduction 84,405 50,399 Market Risk 27,481 25,002 Of which: standardized approach (RWAMPAD) 34,351 28,328 Of which: internal models approach (RWAMINT) 22,362 25,002 Operational Risk 92,792 81,568 Total 1,042,207 891,300 III – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.122

IV— Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.123

II – Risks of Insurance and Private Pensions

ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation.

Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral.

- Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance).
- Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk.
- Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

a) Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Income and Stockholders' Equity (1)			
	12/31/2020		12/31/2019	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	56	2	25	-
5% decrease	(59)	(2)	(37)	(1)
Risk-free Interest Rates				
0.1% increase	98	10	61	12
0.1% decrease	(100)	(11)	(63)	(12)
Conversion in Income Rates				
5% increase	(9)	-	20	-
5% decrease	9	-	(21)	-
Claims				
5% increase	-	(52)	-	(47)
5% decrease	-	52	-	47

(1) Amounts net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.124

b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 a 12/31/2020			01/01 a 12/31/2019			01/01 a 12/31/2018		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals									
Group accident insurance	849	847	99.8	867	867	100.0	690	689	99.9
Individual accident	192	187	97.3	222	222	100.0	275	280	101.8
Credit life	624	624	100.0	948	946	99.8	881	879	99.8
Group life	956	955	99.9	948	947	99.9	934	937	100.3

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	12/31/2020		12/31/2019	
	Account balance	DV01	Account balance	DV01
Government securities				
National Treasury Notes (NTN-C)	7,025	(3.11)	5,495	(2.57)
National Treasury Notes (NTN-B)	5,215	(5.42)	8,675	(9.42)
National Treasury Notes (NTN-F)	134	(0.08)	-	-
National Treasury Bills (LTN)	2,098	(0.31)	-	-
Chile Government securities (BTU)	-	-	152	(0.04)
Corporate securities				
Indexed to IPCA	22	(0.01)	83	(0.01)
Indexed to PRE	85	-	142	(0.01)
Indexed to CLP	-	-	79	-
Indexed to CLF	-	-	6	-
Shares	**1,320**	**13**	**6**	**-**
Post-fixed assets	**2,414**	**-**	**2,297**	**-**
Under agreements to resell	**697**	**-**	**777**	**-**
Total	**19,010**		**17,712**	

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.125

b) Liquidity Risk

Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	12/31/2020			12/31/2019		
		Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)	Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)
Insurance operations	**Backing asset**						
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,298	57.8	19.1	2,343	59.1	22.9
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	838	50.9	27.2	876	49.9	29.0
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	16	16.3	18.3	13	7.9	22.9
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	17	172.6	24.0	204	16.9	2.6
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	2	204.1	18.3	2	222.4	22.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	132	7.0	96.4	250	6.9	104.5
Subtotal	**Subtotal**	**3,303**			**3,688**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	88	109.4	81.3	89	126.2	82.6
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	12	17.4	22.2	13	11.1	20.8
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	68	17.4	22.2	47	11.1	20.8
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	22	17.4	22.2	22	11.1	20.8
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	332	17.4	22.2	318	11.1	20.8
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	3,278	109.4	81.4	2,781	126.2	82.8
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	205,670	166.5	56.2	204,394	180.6	57.0
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	6,268	188.5	80.9	5,099	199.8	110.1
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	1,304	188.4	80.9	1,273	199.7	110.1
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	655	188.5	80.9	610	199.8	110.1
Subtotal	**Subtotal**	**217,697**			**214,646**		
Total technical reserves	**Total backing assets**	**221,000**			**218,334**		

(1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.
(2) DU = Duration in months.
(3) Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 | F.126

c) Credit Risk

I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING's subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are basically represented by: IRB Brasil Resseguros S.A. with 59% (86% at 12/31/2019), Mapfre Re do Brasil Companhia de Resseguros with 21% and Austral Resseguradora S.A. with 20% (1% at 12/31/2019).

- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 45%, Austral Resseguradora S.A. with 30% (40% at 12/31/2019), IRB Brasil Resseguros S.A. with 25% (30% at 12/31/2019) and General Reinsurance AG without % of interest in the current period (30% at 12/31/2019).

II – Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

Internal rating	12/31/2020				
	Financial Assets at Amortized Cost		Financial assets at fair value through profit or loss (*)	Financial Assets at Fair Value Through Other Comprehensive Income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities			
Low	3,517	30,614	205,099	1,194	240,424
Medium	-	-	3	-	3
High	-	-	-	-	-
Total	**3,517**	**30,614**	**205,102**	**1,194**	**240,427**
%	**1.5**	**12.7**	**85.3**	**0.5**	**100.0**

(*) Includes Derivatives in the amount of R$ 1,336.

Internal rating	12/31/2019				
	Financial Assets at Amortized Cost		Financial assets at fair value through profit or loss (*)	Financial Assets at Fair Value Through Other Comprehensive Income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities			
Low	3,027	31,342	197,940	-	232,309
Medium	-	-	2	-	2
High	-	-	-	-	-
Total	**3,027**	**31,342**	**197,942**	-	**232,311**
%	**1.3**	**13.5**	**85.2**	-	**100.0**

(*) Includes Derivatives in the amount of R$ 960.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.127

Note 33 – Supplementary information a) “Coronavirus” COVID-19 relief efforts ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly: i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4.856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations; ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE); iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE); iv) Law No. 13,999/20 that instituted the National Support Program for Micro and Small Companies (Pronampe) with the purpose of developing and strengthening small businesses; v) Law No. 14,042/20 that established the Emergency Program for Access to Credit (Peac), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The Peac has two modalities: Emergency Program for Access to Credit in the modality of guarantee (Peac-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (Peac-Maquininhas); and vi) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN; ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increase in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, Pronampe, Peac-FGI and CGPE in the amount of R$ 24,169. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions; (c) 28.05% increase in applications of renegotiation and extension of terms for loan operations as the economic situation changed; (d) the allowance for loan losses was increased by R$ 4,194 due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In December 2020, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 255% as compared to 187% in the same period of 2019. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning posted an increase of 28.8% in 12 months. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.128

(e) the mark-to-market component of the securities portfolio was reduced to -1.3% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels; (f) due to the COVID-19 pandemic, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio. Additionally, there were impacts on funding, with an increase in deposits too. With the purpose of mitigating the system’s liquidity risk, BACEN made available to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted; (g) increase in the recognition of deferred income tax and social contribution due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carryforwards in ITAÚ UNIBANCO HOLDING; and (h) increase in expenses with claims related to COVID-19 of R$ 104, mainly related to credit life and life insurance. There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Approximately 97% of employees in the central management, service centers and digital branches are working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. With the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our President and CEO communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. The adaptation of ITAÚ UNIBANCO HOLDING in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. In 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. Note 34 – Subsequent Event Issue of Subordinate Notes Tier 2 On January 12, 2021, ITAÚ UNIBANCO HOLDING priced the issue of subordinate notes Tier II 2, issued on January 15, maturing in ten years and three months, in the amount of US$ 500 million, at the fixed rate of 3.875%, effective for five years and three months from the issue date. As from this date, inclusive, the interest rate will be recalculated for another 5 years based on the interest rate of securities issued by the Treasury of the United States of America for the same period. ITAÚ UNIBANCO HOLDING may repurchase the Notes as from the 5th year until the 5th year and three months of the issue date, and it will be subject to BACEN’s approval. BACEN’s approval will be requested for the Notes to make up the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING, thus increasing by 0.25 p.p. its Basel Ratio, considering the exchange rate of January 8, quoted at R$ 5.37. The Issue is neither subject to registration rules with the Securities Exchange Commission (SEC), in the United States, nor to registration with the Brazilian Securities Commission (CVM), in Brazil, in compliance with applicable law and regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.129

The Notes were offered only to qualified institutional investors and to non-American investors outside the territory of the United States of America. ITAÚ UNIBANCO HOLDING will use the funds raised by the Notes to finance or refinance green, social and/or sustainable projects. XP INC Corporate Reorganization At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP INC’s capital to the new company that will be named XPart S.A. The XPart S.A. will be constituted by the portion of investment in XP INC and for the cash amount corresponding to R$ 10, and is subject to a favorable opinion from the regulatory authority obtained by the controllers for the completion of the operation. The percentage of XP INC’s capital to be held by XPart S.A. will be 40.52%, totaling R$ 9,371 on the base of December 31, 2020. ITAÚ UNIBANCO HOLDING’s stockholders will then hold an ownership interest in XPart S.A., with the completion of the operation. After registration as a publicly-held company and authorization to list securities issued by XPart S.A., the ownership interest on XPart S.A. will be distributed to the shareholders of ITAÚ UNIBANCO HOLDING. The shares issued by XPart S.A. will be attributed to ITAÚ UNIBANCO HOLDING’s stockholders in the same number, type and proportion of the shares previously held by them in ITAÚ UNIBANCO HOLDING. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020 F.130